

Depuis le 13 juin,
ceux qui n'ont pas encore
d'actions Air Liquide
n'ont plus d'excuses.

Air Liquide, une action plus accessible

La division par 2 du nominal, le 13 juin, est sans conséquence sur la valorisation de votre portefeuille ou son prix de revient, car votre nombre d'actions a été doublé automatiquement.

Pour contacter le Service actionnaires :
actionnaires@airliquide.com
N° Vert 0 800 16 61 79

AIR LIQUIDE

07024684

RECEIVED
2007 JUN 25 A 5:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

SUPPL

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 4 Press release between 6 to June 19
- 2 statements of stock buy-back program in English to 6 and 14 June
- 1 Euronext Paris Notices to 11 and 18 June
- Annual Report 2006.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by fascmile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris June 20, 2007
Name: Bruno de La Villarmois
Title: Responsable Service Actionnaires

Encl.

PROCESSED
JUN 28 2007
THOMSON
FINANCIAL

dlw 6/25




AIR LIQUIDE

Paris, le 19 juin 2007

Air Liquide à bord de la Station Spatiale Internationale

Contacts :

Direction de la Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Relations Investisseurs
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

MELFI (Minus Eighty Degrees Laboratory Freezer for the ISS) est un **cryoréfrigérateur** embarqué à bord de la **Station spatiale internationale** (ISS) visant à conserver **jusqu'à - 95°C des échantillons biologiques** et divers prélèvements scientifiques avant leur retour sur Terre.

Air Liquide a conçu et développé une turbomachine unique de production de froid constituant la partie active de MELFI, pour le compte de l'**Agence Spatiale Européenne.** Depuis juillet 2006, date de sa mise en service à bord de l'ISS, ce système de production de froid a été utilisé intensivement par les astronautes ; la turbomachine dont la vitesse de rotation atteint 90 000 tours par minute a déjà fonctionné parfaitement pendant plus de 8 000 heures.

Les experts de la Division des Technologies Avancées d'Air Liquide ont relevé le défi d'adapter aux besoins des vols habités des équipements que l'on trouve habituellement dans des installations industrielles. **Face à cette réussite, à la fiabilité et aux performances du système, la NASA a décidé de prolonger de 5 ans la durée de vie en orbite de MELFI**, durée initialement prévue pour 2 ans.

Air Liquide devrait également fournir un équipement spécial pour l'épuration interne du cryoréfrigérateur. Pour éliminer toute trace même infime d'humidité, les astronautes devront assurer chaque année le pompage à vide du système et son remplissage à partir d'azote stocké à bord de la station. Air Liquide leur fournira un système pour purifier ce gaz et assurer toutes les opérations de pompage et de remplissage.

François Darchis, Directeur de la société, chargé de la R&D, des Technologies, de l'Ingénierie et Construction, a déclaré : ***« Avec ce nouveau succès à bord de l'ISS, Air Liquide confirme son engagement à long terme dans le domaine spatial en apportant son haut niveau de technologie et d'innovation, un des piliers de la croissance du Groupe. »***

Air Liquide et le domaine spatial

A Sassenage (France), la **Division des Techniques Avancées (DTA)** dispose d'une expertise unique dans les équipements cryogéniques pour les systèmes orbitaux (MELFI), les chambres de simulation spatiale et les bases de lancement sol.

Cryospace, installé aux Mureaux (France), est un GIE créé en 1988 par Air Liquide (55%) et Astrium Space Transportation (45%), qui développe et fabrique les réservoirs principaux cryotechniques du lanceur Ariane 5.

A Kourou (Guyane), **Air Liquide Spatial Guyane** produit et fournit les fluides de propulsion, l'assistance et les services sur le site et l'accompagnement jusqu'au lancement.

La Station Spatiale Internationale (ISS)

Construite et assemblée en collaboration entre 16 pays dont la France, les Etats-Unis, la Russie, le Japon et le Brésil, l'ISS est en orbite autour de la Terre à une altitude d'environ 386 km. Le premier élément a été lancé dans l'espace en 1998, et l'ISS devrait être complète fin 2010.

Air Liquide participe au Salon International de l'Aéronautique et de l'Espace au Bourget (France) du 18 au 24 juin 2007. Le Groupe y présente la turbomachine de MELFI. En 2007, la Division des Techniques Avancées d'Air Liquide fête ses 20 ans de conception-réalisation de systèmes embarqués de génération de gaz contribuant à la sécurité des transports aériens. Le Groupe totalise aujourd'hui 15 programmes aéronautiques majeurs dont 8 encore en développement, gagnés au cours de ces 5 dernières années.

www.airliquide.com

*Avec près de **37 000 salariés** dans **72 pays**, Air Liquide occupe une place de **leader mondial** des gaz industriels et médicaux et des services associés. Grâce à des solutions innovantes s'appuyant sur des technologies sans cesse renouvelées, Air Liquide produit des **gaz issus de l'air (oxygène, azote, argon, gaz rares...)** et d'autres gaz comme l'**hydrogène**. Le Groupe contribue ainsi à la fabrication de nombreux produits de la vie quotidienne : bulles dans les boissons gazeuses, atmosphères de préservation pour les aliments emballés, oxygène pour les hôpitaux et les patients soignés à domicile, gaz ultra purs pour fabriquer des semi-conducteurs, hydrogène pour enlever le soufre des essences...*

*Air Liquide contribue à la **préservation de la vie** et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide développe avec ses actionnaires des relations de confiance et de **transparence**, dans le respect des principes de **gouvernement d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu une **croissance régulière de ses résultats**. En 2006, son chiffre d'affaires s'est élevé à **10,949 milliards d'euros** dont près de 80% hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

www.airliquide.com


ceux qui n'ont pas encore
d'actions Air Liquide
n'ont plus d'excuses.

AIR LIQUIDE

RECEIVED
2007 JUN 25 A 5:-2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Paris, June 12, 2007

Division of the par value by two: the Air Liquide share is now more affordable

From June 13, it will be easier to purchase Air Liquide shares.

The **division of the par value of Air Liquide stock by two**, approved at the Combined Shareholders' Meeting on May 9, 2007, will take effect at the opening of the Paris stock exchange on **June 13**. The par value will halve (ie. to 5.50 euros) and the number of shares in circulation will double. The division of the par value of stock will be made at no cost to Air Liquide shareholders, nor will it require any further approvals from them.

The Air Liquide share price has increased by **more than 85% over the past four years**. This achievement is the result of the Group's successes based on international development, innovation, and customer trust and support.

This stock split is one of the new initiatives the Group is taking to **renew and enlarge its individual shareholding**. By bringing the share value to a level comparable with other CAC 40 values, this split aims at **improving share accessibility** and thereby **increasing the number of individual shareholders**, attracting younger ones in particular. The split should also have a favourable effect on share liquidity.

Effective June 13, the share capital of the company will be comprised of 241,602,846 shares with a par value of 5.50 euros.

Contacts :

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Shareholders Relations
Philippe de Saint Ours
+33 (0)1 40 62 53 09

Air Liquide share ownership

- 365,000 individual shareholders holding 38.4% of share capital (as at December 31, 2006)
- 146,000 registered shareholders
- 36.6% of share capital held by foreign institutional investors
- 24.3% of share capital held by French institutional investors.

Upcoming dates 2007

Information meeting in Brussels
June 18
1st half-year revenue and results: August 3
Information meetings in
Dijon: October 4
Reims: October 8
Third quarter revenue: October 25

*With nearly **37,000 employees in 72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*



AIR LIQUIDE™

Paris, June 11, 2007

Air Liquide launches LENOXe™

The new **LENOXe™** drug is being presented at the European Congress of anaesthesiology on **9-12th June 2007 in Munich,** Germany. It is due for commercial release **by the end of 2007**.

LENOXe™ is based on ***xenon*** (Xe), an air **gas with very interesting anaesthetic properties**. The LENOXe™ offering combines a gas, special packaging and the dispensing equipment necessary for its administration.

Along with being a very effective general anaesthetic agent, LENOXe™ has the lowest solubility among all inhalational anaesthetics, which permits **rapid recovery** at the end of surgery. LENOXe™ is **not metabolised by the human body**, thus improving organ preservation. Moreover, one of the major advantages of LENOXe™, and certainly the most promising, is that it maintains cardiovascular function during anaesthesia by its ability to **keep the blood pressure relatively stable** and its absence of effect on contraction of the heart.

On 30th March 2007, Air Liquide was granted **market approval** for LENOXe™ **in 12 European countries**, opening the way for the product's marketing: Austria, Belgium, Denmark, France, Germany, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom. LENOXe™ is the Group's first "therapeutic gas" to be approved **by European procedure**. This market approval followed an earlier authorization obtained by Air Liquide **in Germany in 2005,** based on a clinical file acquired together with the German activities of **Messer**.

Air Liquide has focussed its efforts on improving both **the production process and the anaesthesia procedure**, thus lowering the costs of xenon and allowing wide utilisation of this gas in clinical practices.

Medical gases, one of the main research subjects and growth sectors of Air Liquide Healthcare activities, have a variety of indications in the medical field. **In 2004, Air Liquide** strengthened its R&D programs in this sector. Considering the nature of these programs, market commercialisation can take several years and these efforts are expected to bear fruit after 2010.

Jean-Marc de Royere, Senior Vice-President in charge of the Healthcare World Business Line of Air Liquide, declared: ***"The launch of LENOXe™ in the European market marks the first step in introducing our "therapeutic gases" program. We are very excited by this outcome that demonstrates our innovation and opens up a***

Contacts :

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

The Healthcare business of Air Liquide

With **7,000 employees** in **35 countries and € 1.7 billion sales in 2006**, the Healthcare world business line of Air Liquide is a leader in **respiratory care** (homecare, gases, **equipment**), and **medical hygiene.** Customers include 5,000 hospitals and 300,000 patients throughout the world.

Therapeutic gases

They combine **three elements: a gas** (the active principle), **special packaging and a dispensing system**. Indications being considered are **respiratory, anaesthesia, analgesia, neuroprotection**. Air Liquide is actively developing these products, which **should contribute significantly to the future growth of medical gases,** depending on the successful outcome of clinical trials. So far, national approvals have been obtained for **Kinox™** and **Kalinox™** in Europe for hospital use.

promising new field in Healthcare. Subject to the progress with our research programs, we plan to file for several other therapeutic gases in the coming years".

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

www.airliquide.com




AIR LIQUIDE

Paris, June 6, 2007

New success with leading Russian semiconductor manufacturer

The **Russian semiconductor market** is driven by the very fast growth of its **telecommunications sector (+25 to 30% in 2006)** but also by the government's strong plan to prioritize the diversification of its economy. Last February, Russia confirmed its determination to leverage its high-tech sector and to develop the competitive potential of its economy through private/state investment projects. These will be implemented before 2015, for a total investment of more than 290 billion euros.

Mikron JSC, the largest semiconductor manufacturing company in Russia, launched the **Fab project** in 2006, in a technology partnership with an important European semiconductor manufacturer. It is located in the Russian "Silicon Valley" in Zelenograd, a special economic zone 30 km northwest of Moscow. The first production line using the 0.18 micron technology is scheduled to start end of 2007.

Air Liquide has just signed two agreements with Mikron. The first agreement is related to a long-term contract of Carrier Gases. The second one covers the **sale of equipment and turnkey installation of Electronic Specialty Gases, and various materials.**

Christophe Fontaine, Vice-President Electronics, Air Liquide Group, declared: ***"We are very proud and honored to have been selected by Mikron. This project is a tremendous opportunity for Air Liquide to share our strong expertise with our new partner and it allows us to position ourselves as the first gas solutions provider to the new Russian semiconductor industry. This new investment is further proof of our willingness to develop the Group in emerging countries, particularly in Russia."***

Gennadij Ya. Krasnikov, General Director Mikron JSC, noted: ***"Our requirements for the equipment of the new line are exceptional. Technological systems and solutions offered by Air Liquide proved to be optimal for us."***

__Mikron JSC__ is the main subsidiary of the «SITRONICS Microelectronic Solutions» business division. Located in Zelenograd, Mikron JSC provides every stage of the production cycle for integrated microcircuits, including design, crystal manufacture, assembly and sales. The company is the biggest Russian microchip exporter.

Contacts :

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide Electronics

With **3 000 employees** and **864 million euros** annual sales in 2006, Air Liquide Electronics has activities in **ultra-pure** and **specialty gases, new molecules, related equipment** and **customized services**. The Electronics division management is based in Tokyo, to enhance its proximity to the booming semiconductor market in Asia.

Air Liquide in Russia

Established in Moscow in 1989, Air Liquide has achieved sales of **industrial and gas production equipment** in **Russia** and **Ukraine**.

Air Liquide Russia started its gas supply activities in 2005, in particular for **Severstal**, a leading national steel producer in Cherepovets, for which an air separation unit (ASU) with a production capacity of 3,000 tonnes per day of oxygen is being commissioned.


Saint Petersburg
Moscow

With nearly ***37,000 employees*** *in* ***72 countries****, Air Liquide is a* ***world leader*** *in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly enhanced* ***technologies*** *and produces* ***air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.*** *The Group contributes to the manufacturing of* ***many everyday products****: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

Air Liquide is committed to ***sustainable development*** *and helps to* ***protect life****. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on* ***trust*** *and* ***transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted* ***strong and steady earnings growth****. Sales in 2006 totaled* ***10,949 million euros****, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*




RECEIVED
2007 JUN 25 A 5:12
ICE OF INTERNATIONAL
CORPORATE FINANCE

Paris, June 14, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 5 to June 12, 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
5 June	8,735	182.33 €	1,592,643 €
6 June	25,265	180.89 €	4,570,062 €
7 June	30,000	178.97 €	5,369,127 €
8 June	20,000	176.59 €	3,531,896 €
12 June	60,000	177.86 €	10,671,300 €
Total period	**144,000**	**178.72 €**	**25,735,028 €**

Present in 72 countries, ***Air Liquide*** *is the* ***world leader*** *in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly enhanced* ***technologies****. These solutions, which are consistent with Air Liquide's commitment to* ***sustainable development,*** *help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on* ***trust*** *and* ***transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted* ***strong and steady earnings growth****. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ ***+ 33 (0)1 40 62 54 42***

Investor Relations
Virginia JEANSON ☎ ***+ 33 (0)1 40 62 57 50***

www.airliquide.com



information


RECEIVED
2007 JUN 25 A 5: 2
FICE OF INTERNATIONAL
CORPORATE FINANCE

Paris, June 6, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between May 28 to June 4, 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
28 May	1,451	176.80 €	256,540 €
29 May	5,000	176.12 €	880,600 €
30 May	2,000	173.07 €	346,145 €
31 May	30,549	176.06 €	5,378,457 €
1 June	5,000	179.79 €	898,960 €
4 June	8,000	180.89 €	1,447,131 €
Total period	**52,000**	**177.07 €**	**9,207,833 €**

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services — ***Philippe de Saint-Ours*** ☎ + 33 (0)1 40 62 53 09

Investor Relations — ***Virginia JEANSON*** ☎ + 33 (0)1 40 62 57 50

www.airliquide.com

Euronext Notice



CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	18/06/2007
N° Avis	PAR_20070618_7869_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 61722 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 20/06/2007.

Ancien nombre de titres en circulation:	241602846
Nombre de titres à admettre:	61722
Nouveau nombre de titres en circulation:	241664568
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	18/06/2007

Notice	PAR_20070618_7869_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

61722 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 20/06/2007:

Old number of outstanding shares:	241602846
Number of shares to be listed:	61722
New number of outstanding shares:	241664568
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****




euronext

Euronext Notice

CORPORATE EVENT NOTICE >> Split

L'AIR LIQUIDE

Place	Paris	Date	11/06/2007
N° Avis	PAR_20070611_7735_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 27195 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 13/06/2007.

Ancien nombre de titres en circulation:	120774228
Nombre de titres à admettre:	27195
Nouveau nombre de titres en circulation:	120801423
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

Division par 2 de la valeur nominale des actions

L'Assemblée Générale du 09/05/2007 de L'AIR LIQUIDE a décidé de procéder à la division par 2 de la valeur nominale des actions en la ramenant de 11.00 EUR à 5.50 EUR.

Le nombre des actions en circulation sur Eurolist by Euronext est ainsi porté de 120801423 à 241602846.

La date à partir de laquelle la division est effective a été fixée au 13/06/2007.

Euroclear France procèdera à la multiplication par 2 des soldes des affiliés à l'issue de la journée du 12/06/2007.

En conséquence, le carnet d'ordres des actions L'AIR LIQUIDE sera purgé dans les conditions suivantes :

Purge du carnet d'ordre	12/06/2007 à l'issue de la séance de bourse

Ordres à renouveler		New clients orders	
Date renouvellement des ordres		13/06/2007	
Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Split of shares

L'AIR LIQUIDE

Location	Paris	Date	11/06/2007
Notice	PAR_20070611_7735_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

27195 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 13/06/2007:

Old number of outstanding shares:	120774228
Number of shares to be listed:	27195
New number of outstanding shares:	120801423
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

Split by 2 of the value of the outstanding shares

General Meeting held on 09/05/2007 of L'AIR LIQUIDE decided to proceed to the split by 2 of the value of the shares from 11.00 EUR to 5.50 EUR.

Number of outstanding shares on Eurolist by Euronext is therefore increased from 120801423 to 241602846.

Effective date of the split is 13/06/2007.

The shares L'AIR LIQUIDE order book will be purged into the following conditions:

Cancellation of orders:		12/06/2007 at the end of the trading session	
Orders to be renewed		New clients orders	
Orders to be renewed date:		13/06/2007	
Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****


AIR LIQUIDE

Associant potentiel d'**innovation** et productivité à une **présence** sur les marchés porteurs, **Air Liquide** se développe dans de nombreux domaines d'avenir, ce qui en fait une **valeur de croissance** pour tous ses **actionnaires**.


RECEIVED



Rapport annuel et de développement durable 2006

www.airliquide.com



Trois générations d'actionnaires


Entrez dans
le cercle des
365 000
actionnaires
individuels qui
détiennent
38,4 % du capital
d’Air Liquide



À ses débuts, en **1902**, la Société rassemble **24 actionnaires** qui vont permettre aux deux fondateurs, Georges Claude et Paul Delorme, de créer la Société et qui vont devoir cultiver deux vertus : la patience, pour toucher leur premier dividende*, et la fidélité. Pendant plusieurs années, ils ont en effet soutenu sans faille l'entreprise naissante en participant aux augmentations de capital successives. Air Liquide naît et grandit ainsi avec un premier actionnariat familial, amical et professionnel.

Le **20 février 1913**, Air Liquide est coté pour la première fois à la Bourse de Paris et devient progressivement une des **principales valeurs** de la place. Mais l'entreprise n'a pas jeté sa mémoire dans la corbeille de l'Histoire ; elle sait pertinemment qu'elle doit sa survie à ses actionnaires. C'est peut-être pour cette raison que ces derniers se sentent chez eux à Air Liquide.

L'actionnaire est au cœur de la stratégie d'Air Liquide, avec un objectif : la valorisation de l'épargne des actionnaires par une croissance soutenue et régulière des résultats et des dividendes dans la durée. Et aujourd'hui, un siècle après sa création, Air Liquide compte **365 000 actionnaires individuels** détenant **38,4 % du capital.**

Extrait du Livre des 100 ans

Les mots suivis d'une * sont expliqués dans les lexiques activités et financier.
Ils vous aideront à mieux comprendre les termes techniques et financiers utilisés.

Charte de l'actionnaire

Air Liquide a formalisé cette responsabilité envers tous ses actionnaires à travers la **Charte de l'actionnaire** qui repose sur 4 engagements :

Considération et respect de tous les actionnaires

- égalité de tous les actionnaires : 1 action = 1 voix (pas de droit de vote double)
- respect du droit préférentiel de souscription
- absence de mesures anti-OPA
- limitation aux besoins réels de la Société des résolutions proposées aux Assemblées Générales
- règles de fonctionnement claires au sein des structures de Direction

Rémunération et valorisation dans la durée de l'épargne des actionnaires

- croissance régulière des résultats dans la durée
- politique de distribution soutenue
- majoration des distributions pour les actionnaires nominatifs fidèles

Écoute et information des actionnaires

- écoute : Comité actionnaires, réunions et rencontres fréquentes
- publication régulière d'informations sur la Société
- transparence et clarté des informations financières publiées
- cohérence et homogénéité dans le temps des méthodes comptables
- envoi des informations à tous les actionnaires avant les Assemblées

Services apportés aux actionnaires

- Service actionnaires d'une vingtaine de personnes dédié à la relation avec les actionnaires individuels
- gestion personnalisée et au moindre coût des comptes au nominatif pur

Actionnariat
au 31 décembre 2006

Répartition de l'actionnariat par type d'actionnaires

- Actionnaires individuels
- Investisseurs institutionnels étrangers
- Investisseurs institutionnels français
- Actions détenues en propre


0,7
24,3%
36,6%

365 000 actionnaires individuels

32 % des actions détenues au nominatif

1,1 % du capital détenu par les salariés du Groupe

Aucun actionnaire déclaré ne détient plus de **5 %** du capital



Assemblée Générale Mixte du 10 mai 2006

Considération et respect de tous les actionnaires

L'actionnaire est au cœur des préoccupations d'Air Liquide et de ses dirigeants. Toute décision est prise dans l'intérêt à moyen et long terme de l'entreprise et de ses actionnaires.

Le Groupe est donc très attaché au dialogue direct avec ses actionnaires, à la considération et au respect de tous les actionnaires sans distinction :

- **égalité** de tous les actionnaires : 1 action = 1 voix (pas de droit de vote double),
- **respect** du droit préférentiel de souscription,
- **absence** de mesures anti-OPA.

Par ailleurs, les résolutions proposées aux Assemblées Générales sont limitées aux besoins réels de la Société. Enfin, il existe des règles de fonctionnement claires au sein des structures de Direction du Groupe.

L'attachement du Groupe à la bonne gouvernance se traduit notamment par la présence de trois comités sur lesquels s'appuie le Conseil d'Administration :

- **le comité d'audit et des comptes,**
- **le comité des nominations,**
- **le comité des rémunérations.**

Rémunération et valorisation dans la durée de l'épargne

Chiffre d'affaires en millions d'euros



10949
10000
7500
5000
2500
0
76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

+8,6 %
de croissance annuelle moyenne (2)

Le chiffre d'affaires consolidé 2006 est en croissance de + 4,9 % par rapport à 2005.
À données comparables (hors effets de change, de gaz naturel et de périmètre), la progression est de + 5,7 %.



+9,8 %
de croissance annuelle moyenne (2)



Croissance régulière et soutenue du résultat net par action

En 2006	+ 6,2 %
Sur 5 ans	+ 7,7 %
Sur 10 ans	+ 9,4 %
Sur 20 ans	+ 7,7 %
Sur 30 ans	+ 9,8 %

Bénéfice net par action ajusté (1) en euros



8,35
8
6
4
2
0
76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

Dividende par action ajusté (1) en euros



4,00
4
3
2
1
0
76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

+10 %
de croissance annuelle moyenne (2)

Dividende proposé pour l'exercice 2006

- 4 euros par action, en hausse de + 14,6 % par rapport à 2005.
- un taux de distribution de 49,6 % du résultat net.
- conformément aux statuts, les actionnaires inscrits au nominatif et qui détiennent leurs actions sans interruption depuis le 31 décembre 2004 bénéficieront d'une majoration de 10 % du dividende.

Sur une période de dix ans :

- une distribution globale en hausse régulière de + 12 % par an en moyenne,
- un taux de distribution moyen de 48,4 % du résultat net.

(1) Ajusté pour tenir compte des attributions d'actions gratuites.
(2) Données calculées sur 30 ans selon les normes comptables en vigueur. Ces normes ont changé au 1er janvier 2005 et sont appliquées sur les exercices 2004, 2005 et 2006.

Air Liquide **en Bourse**


220
200
180
160
140
120
100
80
60
CAC 40*
Air Liquide
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Fiche signalétique au 31 décembre 2006

Négociation en continu sur l'Eurolist de la Bourse d'Euronext Paris (compartiment A)	
Code valeur ISIN	FR0000120073
Valeur nominale*	11 euros
Nombre de titres	121 149 189
Cours	179,90 euros
Capitalisation boursière*	21 794 millions d'euros
Membre des indices CAC 40* et Dow Jones Euro Stoxx 50	
Poids dans l'indice CAC 40, dans l'indice Dow Jones Euro Stoxx 50	2,10 % 0,98 %
Éligible au Service de règlement différé (SRD) et au Plan d'épargne en actions (PEA). Sert de support au marché des options négociables de la bourse de Paris.	

Valorisation régulière d'un portefeuille d'actions

Valorisation, au 31 décembre 2006, avant toute imposition, d'un **portefeuille d'actions** Air Liquide avec **dividendes bruts** réinvestis en actions (au cours d'ouverture du 1er jour de bourse suivant sa mise en distribution), attributions **d'actions gratuites** (les rompus issus des attributions d'actions gratuites sont convertis en fraction d'actions) et **primes de fidélité**.


x 81
x 8,5
x 3,4
x 1,8
CAPITAL INITIAL
5 ANS
10 ANS
20 ANS
30 ANS

Écoute et information

À la rencontre des actionnaires

Air Liquide multiplie les occasions de dialogue direct avec ses actionnaires :

- l'Assemblée Générale, avec près de 4 700 actionnaires présents en 2006,
- de nombreuses rencontres en régions,
- le salon Actionaria avec plus de 35 000 visiteurs sur le salon.


Le Village Air Liquide

Le Comité de communication auprès des actionnaires

La création en 1987 de ce Comité illustre bien l'écoute et le respect d'Air Liquide à l'égard de ses actionnaires.

Véritable force de réflexion et de proposition pour améliorer la qualité du dialogue et de l'information entre Air Liquide et ses actionnaires individuels, **ce Comité est composé de 12 actionnaires volontaires autour du Président Benoît Potier.**

Les membres du Comité constituent un groupe témoin, représentatif des actionnaires individuels, de leurs attentes et de leurs interrogations. Ils assurent un indispensable relais entre Air Liquide et ses actionnaires.

En 2006, se sont tenues trois réunions "plénières" présidées par Benoît Potier et rassemblant l'ensemble des membres du Comité. Par ailleurs, les membres du Comité ont accepté de travailler, tout au long de l'année, en groupes restreints avec les équipes de la Direction de la communication et du Service actionnaires sur des sujets spécifiques : outils de communication écrite, film de l'Assemblée Générale, réunions d'information en régions et élargissement de l'actionnariat individuel.



De gauche à droite et de haut en bas :

Alain Duport (Bordeaux – 33), **Vincent Gaffiot** (Auxerre – 89), **Jean-Georges Gerber** (Harskirchen – 67), **Jean-Marie Lafollie-Horat** (Brandon – 71), **Dominique Mauclair** (Blois – 41), **Jean-Pierre Morin** (Aurillac – 15), **Christophe Neves** (Paris – 75), **Dominique Reuter** (Domazan – 30), **Patrik Steidle** (Saint-Brice-Courcelles – 51), **Guy Tessereau** (Meylan – 38), **Pierre Troussel** (Vélizy – 78), **Dominique Vigneron** (Sainte-Adresse – 76).

Air Liquide **vous informe**

L'information des actionnaires est un point clé de l'engagement de la Société envers ses actionnaires. Air Liquide communique de manière régulière sur ses métiers, son développement et sa stratégie.



■ Le **Rapport annuel** présente l'actualité du Groupe et sa stratégie.

■ Le **Livret de l'actionnaire/Rapport annuel abrégé** rassemble un résumé du Rapport annuel et des informations pratiques pour tout actionnaire.

■ Les **informations financières :** communiqués de presse, présentations, enregistrements des réunions d'analystes sont disponibles sur Internet.
Des **avis financiers** sont publiés dans la presse.
Toutes ces informations sont reprises dans l'éditorial du Numéro Vert.

■ À l'occasion de l'Assemblée Générale, une **convocation** est envoyée à tous les actionnaires ainsi qu'un **compte rendu** retraçant l'intégralité des débats et des votes.

■ Quatre **Lettres aux actionnaires** sont envoyées chaque année aux actionnaires au nominatif, aux actionnaires au porteur ayant voté à l'Assemblée Générale et à toute personne qui en fait la demande.
En 2006, deux lettres thématiques ont été consacrées à notre activité Santé, à l'hôpital et à domicile.


Air Liquide
Hausse des objectifs à 5 ans
4 €
÷2



@ Tous ces éléments sont disponibles en français et en anglais.
Ils sont également téléchargeables sur Internet.

Services apportés aux actionnaires



Une équipe à votre service

Les 20 conseillers du Service actionnaires d'Air Liquide sont à votre écoute et à votre service pour vous informer sur la marche de l'entreprise ou la vie du titre. Un contact direct et quotidien.

Ils sont également à votre disposition pour vous accompagner dans vos démarches de donations ou en cas de succession.

Le Service actionnaires est l'interlocuteur unique des actionnaires au nominatif pour obtenir leur carte d'admission à l'Assemblée Générale ou renvoyer leur vote par correspondance.

Par ailleurs, en sa qualité de professionnel du monde des titres, le Service actionnaires participe à la défense des intérêts des actionnaires individuels lors des concertations sur les grandes évolutions des marchés financiers et boursiers français ou européens.

Venez nous rendre visite!

Les conseillers du Service actionnaires vous accueillent au siège de la Société dans un salon dédié aux actionnaires individuels. Vous pouvez, par exemple, venir nous remettre vos ordres de bourse ou effectuer vos opérations de donations.



Un service 24 h/24

- Vous pouvez joindre par téléphone un conseiller du Service actionnaires les jours ouvrables de 8 h 30 à 17 h 00 ou laisser un message,

- N° Vert 0 800 16 61 79 (gratuit)

pour suivre le cours de l'action en direct, écouter l'hebdo du Groupe et les informations financières et connaître l'agenda.

Sommaire :

0 – Hebdo du Groupe
1 – Cours en direct
2 – Informations financières
3 – Messagerie des actionnaires
4 – Agenda
– Contact avec un conseiller

- Un site Internet dédié pour connaître toutes les informations actionnaires :

www.airliquide.com

Depuis 2004, les actionnaires au nominatif pur peuvent consulter leurs comptes et passer leurs ordres de bourse sur Internet. Par ailleurs, toute la documentation est disponible en français et en anglais.

- Une adresse électronique pour poser vos questions aux conseillers du Service actionnaires : **actionnaires@airliquide.com**

- Un service d'**alerte e-mail** libre et gratuit pour être informé en temps réel des dernières actualités du Groupe.

Nous contacter



Service actionnaires
75, quai d'Orsay
75321 Paris Cedex 07



N° Vert 0800 16 61 79
ou + 33 (0)1 57 05 02 26
depuis l'international



actionnaires@airliquide.com
www.airliquide.com



Pour les ordres de Bourse :
Tél. : + 33 (0)1 40 62 50 82
ou 50 35 ou 52 41
Fax : + 33 (0)1 40 62 57 50

Sous **quelle forme** détenez-vous vos actions ?

- **Au porteur,** votre compte est géré par votre intermédiaire financier, mais **Air Liquide ne vous connaît pas.**
- **Au nominatif administré,** vos titres sont en compte chez votre intermédiaire financier, mais ils sont inscrits aussi dans les livres d'Air Liquide : c'est le **service +**.
- **Au nominatif pur,** vos titres sont conservés directement et uniquement à votre nom dans les livres Air Liquide : c'est le **service ++**.

Le service + : **le nominatif**

	Porteur	Nominatif administré et pur
Air Liquide vous connaît		+
Contact direct avec les conseillers du Service actionnaires		+
Dividende	+	+
Dividende majoré* de 10 % au bout de deux ans [1]		+
Attribution d'actions gratuites*	+	+
Nombre d'actions gratuites majoré de 10 % au bout de deux ans [1]		+
Relation personnalisée : envoi direct des publications du Groupe et de la convocation – accès facilité à l'Assemblée		+

(1) Pour les actions inscrites au 31 décembre d'une année et conservées pendant deux exercices complets.

Le service ++ : **le nominatif pur**

- **0 €** de frais de garde et de frais de gestion,
- **paiement direct, rapide et sans frais** des dividendes,
- passation des **ordres de bourse** à des **coûts très avantageux** via un de nos conseillers ou **directement via Internet** avec, en plus, la consultation de vos comptes et de vos ordres en cours **24 h/24**,
- **accompagnement personnalisé** pour toutes vos opérations.

Le nominatif en chiffres

Depuis une dizaine d'années, avec la mise en place de la prime de fidélité, le nombre d'actionnaires au nominatif a largement progressé pour atteindre **146 000** à fin 2006, dont **52 000** inscrits au nominatif pur.

Au 31 décembre 2006

- **32 %** des actions sont détenues sous la forme nominative,
- **58 %** des actions au nominatif sont détenues par des actionnaires individuels,
- **49 %** des actions détenues par les actionnaires individuels sont au nominatif,
- **23 %** des actions détenues par les investisseurs institutionnels sont au nominatif.

Au 31 décembre 2006, **31,1 millions** d'actions, soit **25,7 %** du capital, peuvent bénéficier de la prime de fidélité sur le dividende versé en 2007.

Vos **rendez-vous** 2007

Agenda financier

25 **AVRIL**
Chiffre d'affaires du 1er trimestre 2007

15 **MAI**
Paiement du dividende

3 **AOÛT**
Chiffre d'affaires et résultats semestriels

9 **MAI**
Assemblée Générale des actionnaires

13 **JUIN**
Date proposée pour la division du nominal sous réserve de l'approbation de l'Assemblée Générale du 9 mai

25 **OCTOBRE**
Chiffre d'affaires du 3e trimestre 2007

Réunions d'information en régions

4 **AVRIL**
À Strasbourg avec le journal *Le Revenu*

30 **MAI**
Réunion présidée par Benoît Potier et Village Air Liquide à Lyon

4 **OCTOBRE**
À Dijon avec la Fédération Française des Clubs d'Investissements

24 **MAI**
Réunion présidée par Benoît Potier et Village Air Liquide à Nice

18 **JUIN**
À Bruxelles avec le journal *Investir*

8 **OCTOBRE**
À Reims avec la Fédération Française des Clubs d'Investissements

Salon Actionaria

16 et 17 **NOVEMBRE**
Salon de l'actionnaire
Palais des Congrès – Paris

Leader mondial des gaz industriels et médicaux

Avec une présence dans 72 pays, Air Liquide est leader mondial des gaz industriels et médicaux et des services associés. Air Liquide contribue à la fabrication de nombreux produits de la vie quotidienne, à la préservation de la vie, et s'inscrit dans une démarche de développement durable.

Sommaire

Les mots suivis d'une * sont expliqués dans les lexiques activités et financier.
Ils vous aideront à mieux comprendre les termes techniques et financiers utilisés.

Chiffres clés

10949 M€ de chiffre d'affaires total
88 % en Gaz et Services
12 % Autour des gaz

2006 est une nouvelle année de croissance et de développement dans tous les métiers et toutes les géographies.

Ce développement s'est accompagné d'une amélioration significative des marges et d'un résultat net en forte progression dépassant pour la première fois le milliard d'euros.

Pour 2007 et les années à venir, le positionnement d'Air Liquide sur les marchés les plus porteurs, les démarrages de nouvelles unités de production et les succès commerciaux déjà enregistrés qui se traduisent par un niveau plus élevé d'investissement permettent au Groupe d'être confiant et de viser une accélération de son développement.

Chiffre d'affaires Autour des gaz

1 321 M€

- Matériel de soudage
- Ingénierie et construction Chimie
- Plongée



17%
43%
29%

Chiffre d'affaires Gaz et Services

9628 M€

- Industriel Marchand
- Grande Industrie
- Électronique
- Santé



16%
45%

Femmes et hommes par zone géographique

- Europe
- Amériques
- Asie-Pacifique
- Afrique et Moyen-Orient



3%
16%
22%

Résultat opérationnel courant par zone géographique (1)

- Europe
- Amériques
- Asie-Pacifique
- Afrique et Moyen-Orient



15%
22%

(1) Hors centres de recherche et corporate.


9 428
10 435
10 949
04
05
06

Chiffre d'affaires
en millions d'euros

+5,7 %[1]


3,18[3]
3,49[3]
4,00
04
05
06

Dividende par action
en euros

+14,6 %


780
933
1002
04
05
06

Résultat net
en millions d'euros

+11,4 %[2]


11,9
11,7
11,9
04
05
06

Rentabilité des capitaux employés après impôts (ROCE)
en %


6,56[3]
7,86[3]
8,35
04
05
06

Bénéfice net par action
en euros


+10,2 %[2]


76,7
60,2
52,5
04
05
06

Endettement net sur capitaux propres
en %

(1) Sur des bases comparables.
(2) Variation sur le résultat net 2005 hors éléments exceptionnels.
(3) Ajusté pour tenir compte des attributions d'actions gratuites.

Panorama de l'année



INDUSTRIEL MARCHAND
GRANDE INDUSTRIE
ÉLECTRONIQUE
SANTÉ
AUTOUR DES GAZ

Europe

- **DOUBLEMENT DE LA CAPACITÉ DE PRODUCTION D'HYDROGÈNE À ANVERS** avec la construction d'une deuxième unité de production d'hydrogène sur le site de BASF, dans le port d'Anvers en Belgique.
- **RENFORCEMENT DU GROUPE EN BULGARIE** avec la signature d'un nouveau contrat de quinze ans avec son client Cumerio Med JSC, pour la fourniture d'oxygène pour son usine de production du cuivre à Pirdop.
- **ACQUISITIONS EN EUROPE DANS LES SOINS À DOMICILE** de Nord Service Projects, Aiolos Medical, Rubel Atem und Sauerstoffgeräte et Zuther & Hautmann. Au total, ces sociétés servent plus de 25 000 patients. Air Liquide a également acquis Farmec, le leader du marché italien de l'antisepsie.
- Début 2007, annonce de **L'ACHAT** de la société **LINDE GAS UK** au **ROYAUME-UNI.**
- **TRIPLE SUCCÈS DANS L'INDUSTRIE SOLAIRE EN ALLEMAGNE**. Lancement d'ALUX, une offre dédiée au photovoltaïque, LEDs et fibres optiques.
- Livraison au **CERN** du plus grand dispositif cryogénique du monde.
- Mise en place d'une station hydrogène aux pieds de la tour Eiffel, à Paris, lors du **CHALLENGE BIBENDUM** en juin 2006.
- Lancement du projet **HYCHAIN** visant à tester 158 véhicules à hydrogène dans quatre régions d'Europe. Air Liquide a rassemblé 24 partenaires autour de son expertise.

Amériques

- Partenariat dans le cadre d'un projet de **STOCKAGE DU CO_2**, à Countryside dans l'Illinois, soutenu par le département américain de l'Énergie pour l'étude de nouvelles solutions respectueuses de l'environnement.
- **NOUVEAU SUCCÈS COMMERCIAL EN ARGENTINE** avec le renouvellement, pour une période de quinze ans, et l'extension des contrats avec le sidérurgiste argentin Siderar pour le site de San Nicolás.
- **DÉVELOPPEMENT DES ACTIVITÉS DE PRODUCTION D'HYDROGÈNE AUX ÉTATS-UNIS** avec la mise en service de la nouvelle unité de production d'hydrogène, à Bayport (Texas), qui est entièrement intégrée au réseau texan de pipeline. Le Groupe a également lancé le projet d'une autre unité de production de grande capacité en Californie.
- **RENFORCEMENT DES CAPACITÉS DE PRODUCTION D'AIR LIQUIDE ELECTRONICS** à Fremont, en Californie, pour l'offre de haute technologie Aloha, après Chalon-sur-Saône en France.



Plusieurs fois récompensé

Prix Cristal récompensant la transparence de l'information financière, pour les sociétés cotées au compartiment A.

Premier prix AGEFI 2006 du « fonctionnement de l'Assemblée Générale ».
Deuxième prix AGEFI 2006 pour « La qualité et la transparence de l'information et de la communication ».

TOPCOM d'or 2007 pour le meilleur journal interne.

TOPCOM de bronze 2007 pour le meilleur Rapport annuel. La clarté et la transparence des informations communiquées et l'effort de vulgarisation des métiers ont contribué à ce succès.

Fils d'or du Meilleur Service actionnaires remis par *la Vie Financière* et Synerfil pour la qualité de son service.



Jean-Claude Buono reçoit les fils d'or

Prix Boursoscan 2006 pour la « communication financière ».

Prix spécial en Italie récompensant la communication responsable, pour son programme éducatif *Io vivo d'aria* (Je vis d'air) destiné aux écoles près de Priolo, en Sicile.

Janus de l'Industrie pour les postes de soudage Digi@wave et Citowave, et Janus de la Santé pour le régulateur de vide Lagoon de Taema par l'Institut Français du Design.

Asie-Pacifique

- **NOUVEAUX INVESTISSEMENTS DANS LA NOUVELLE ZONE DE DÉVELOPPEMENT DE TIANJIN EN CHINE**, avec la signature d'un contrat de coentreprise avec Tianjin Soda Plant, filiale du groupe Tianjin Bohai Chemical Industry, et la signature d'un accord long terme avec Tianjin LG Bohai Chemical (LG Bohai).
- **FORT DÉVELOPPEMENT EN CHINE** avec la construction d'une nouvelle unité de séparation de gaz de l'air, à Hangzhou.
- **SUCCÈS COMMERCIAUX DE L'OFFRE JUMBO** à Taïwan et nouveaux investissements avec la création d'un nouveau centre Electronics Material Center.
- **NOUVEAU CENTRE D'ASSEMBLAGE D'ÉQUIPEMENTS HIGH TECH** pour l'industrie Électronique à Taichung.
- Début 2007, annonce du **RACHAT DE PARTICIPATIONS** dans des filiales en **ASIE DU SUD-EST.**



JAPAN AIR GASES

- **SUCCÈS IMPORTANTS EN AUSTRALIE** avec la signature de trois contrats d'azote pour des sociétés minières parmi les plus importantes du monde, afin d'améliorer la sécurité de leurs équipes.
- **SIGNATURE D'UN ACCORD POUR L'ACQUISITION DE 100 % DE JAPAN AIR GASES**, un acteur significatif sur le marché japonais avec plus de 2 000 collaborateurs.

Afrique Moyen-Orient

- **IMPLANTATION AU KOWEÏT** avec la signature d'un contrat de vingt ans de fourniture d'oxygène, d'azote et d'air comprimé pour EQUATE Petrochemical Company.
- **SUCCÈS COMMERCIAL DE L'INGÉNIERIE EN ARABIE SAOUDITE** pour la construction d'une unité de production de monoxyde de carbone pour Sipchem.



Message du Président-Directeur Général



Chers actionnaires,

L'année 2006 aura été pour votre Groupe une nouvelle année de croissance soutenue aussi bien en activité qu'en résultat : + 5,7 % de chiffre d'affaires, + 11,4 % de résultat net, qui dépasse pour la première fois le milliard d'euros, et + 10,2 % de bénéfice net par action en comparable.
Air Liquide a su tirer parti du dynamisme des économies émergentes : les succès remportés en Asie - en particulier en Chine -, dans l'est de l'Europe, en Amérique Latine et au Moyen-Orient sont autant de concrétisations de notre stratégie de conquête vers de nouveaux territoires et marchés. En Amérique du Nord, notre activité a été portée par une conjoncture économique favorable. En Europe, malgré une progression plus modeste, la performance d'Air Liquide reste nettement supérieure à celle de l'industrie en général grâce au positionnement du Groupe sur des vecteurs forts de croissance comme la santé, l'environnement et l'amélioration de l'efficacité des procédés industriels.

L'Assemblée Générale des actionnaires d'Air Liquide a également constitué un temps fort de l'année : elle a très largement approuvé les nouveaux statuts de la Société et le retour à la structure historique du Groupe à Conseil d'Administration. Votre décision est un acte important qui permet de tourner une nouvelle page de l'histoire d'Air Liquide tout en bénéficiant des acquis de la période précédente en matière de gouvernance.

L'année passée a enfin vu se modifier le paysage concurrentiel de notre industrie avec l'émergence d'une nouvelle société européenne de taille comparable à la nôtre, qui s'est constituée par fusion de deux concurrents. Cette nouvelle donne est déjà bien évidemment intégrée dans notre positionnement stratégique.

Une avancée majeure en Asie
En Asie, une région du monde particulièrement dynamique qui concentre l'essentiel de l'industrie électronique mondiale, nous avons renforcé nos positions japonaises. Ainsi après avoir fusionné nos activités avec celles de BOC en 2003 pour créer Japan Air Gases, une filiale détenue à 55 %, nous avons, en 2006, conclu l'acquisition des 45 % restants.
Nous avons également annoncé, début 2007, le rachat des participations dans les quatre co-entreprises détenues avec BOC dans le Sud-Est asiatique, à

Singapour, en Thaïlande, au Vietnam et au sultanat de Brunei. Ces acquisitions constituent une avancée majeure pour le Groupe.

Un renforcement de nos positions
Dans la continuité des années passées, nous avons poursuivi en 2006 nos efforts de productivité qui se sont traduits par une nouvelle amélioration des marges. Ils ont plus particulièrement porté sur les achats, sur l'introduction de nouveaux outils de gestion plus prospectifs et mieux partageables et sur des évolutions d'organisation en Europe, notamment en France, en Italie et en Belgique. De tels ajustements sont nécessaires pour permettre au Groupe d'anticiper les changements dans ses marchés. Ils peuvent représenter des efforts importants pour les équipes concernées pour lesquelles un accompagnement spécifique est systématiquement mis en œuvre conformément aux valeurs du Groupe.

Objectif : faire mieux d'abord...
Cette démarche d'amélioration de nos performances opérationnelles est une priorité du Groupe pour les 3 années à venir. Nous allons accentuer nos efforts pour réduire davantage nos coûts, gagner en productivité et en efficacité, mieux gérer nos prix et nos parts de marché. L'objectif est de générer une croissance du résultat net sensiblement supérieure à celle du chiffre d'affaires. La marge de manœuvre ainsi libérée nous permettra d'accélérer notre développement et ainsi de conserver une place de premier plan dans le monde.

... et ensuite faire plus
Car c'est là l'autre grande priorité des années qui viennent : saisir les nouvelles opportunités de marché. Nous avons pour ambition de prendre des positions plus affirmées sur les marchés en croissance et dans les domaines d'avenir grâce au redéploiement de nos compétences et à l'innovation.

Une organisation autour des métiers
Pour faire mieux d'abord et ensuite faire plus, nous avons adapté début 2007 l'organisation du Groupe en créant, pour notre métier Gaz et Services, 4 branches d'activités mondiales aux missions renforcées : Grande Industrie, Industriel Marchand, Électronique, Santé. Chaque branche d'activité propose à la Direction Générale des objectifs stratégiques, décide des projets de développement et en pilote la mise en oeuvre. Parallèlement, la gestion opérationnelle reste assurée par les pays avec une coordination et un suivi des performances au niveau de zones homogènes.
Cette évolution doit nous permettre de capter davantage d'affaires sur un marché des gaz industriels et médicaux qui devrait s'accroître de 25 à 30 milliards d'euros d'ici 2010 pour l'ensemble de la profession.
Cette tendance se dessine déjà dans les chiffres 2006 : nos décisions d'investissements sont en hausse de + 25 % par rapport à 2005, traduisant l'augmentation du volume des contrats signés. Dans le même temps, notre portefeuille de projets à l'étude s'est sensiblement étoffé.

Un marché en expansion
Cette croissance de la demande provient en grande partie des économies émergentes où la notion de temps est cruciale : les affaires se signent et les installations sortent de terre dans des délais deux fois plus courts que ceux habituellement pratiqués dans notre industrie. Il est essentiel d'assurer une rapidité de décision et de réalisation sans faille. Les transferts de compétences entre pays au sein du réseau d'expertise du Groupe viennent soutenir ce formidable essor des nouvelles économies.
Le développement du marché des gaz industriels et médicaux est également lié à de nouveaux besoins dans les secteurs de l'énergie, de l'environnement, de la santé et des technologies avancées. La problématique énergétique mondiale, pour ne citer qu'elle, ouvre de nouvelles perspectives, notamment pour l'oxygène, dans l'exploitation des sables bitumineux, la combustion écologique du charbon ou la gazéification de résidus pétroliers.

Air Liquide, une valeur de croissance
Fort de cette dynamique qui associe productivité accrue et développement de l'activité, notre ambition est de tirer les meilleurs profits du potentiel de croissance de nos marchés. Ces évolutions s'accompagneront d'une nouvelle création de valeur pour tous nos actionnaires tant individuels qu'institutionnels.
Mon souhait est que le titre Air Liquide puisse être désormais considéré comme une valeur défensive et une valeur de croissance réunies.

Benoît Potier
Président-Directeur Général



Nouvelles structures du Groupe

Le **10 mai 2006**, l'Assemblée Générale Mixte des actionnaires a décidé de modifier le mode d'administration de la Société par adoption de la formule **société anonyme à Conseil d'Administration**.

A l'issue de l'Assemblée Générale, le Conseil d'Administration s'est réuni afin de fixer le mode d'exercice de la Direction Générale en optant pour la désignation d'un **Président** qui exerce également les fonctions de **Directeur Général**. Par ailleurs, il a nommé deux Directeurs Généraux Délégués.

Le choix de confier au Président les fonctions de Directeur Général a été guidé par le souci de favoriser, dans la tradition d'Air Liquide, une **relation étroite de ses dirigeants avec les actionnaires**.

Ce choix s'est accompagné de l'adoption, par le Conseil, de dispositions visant à maintenir le respect des **règles de gouvernement d'entreprise** auxquelles Air Liquide est depuis toujours attaché. Ainsi, il a été veillé au maintien d'un certain équilibre dans les relations entre la Direction Générale et le Conseil au travers notamment des limitations de pouvoirs du Directeur Général, l'accord du Conseil d'Administration étant requis pour des opérations significatives. Le Conseil s'est attaché également à maintenir une **grande transparence** en son sein par l'adoption de principes de déontologie, par la séparation des questions de nominations et rémunérations qui sont désormais confiées à deux comités distincts, le Directeur Général ne pouvant participer aux réunions de ces comités relatives à son cas personnel et par la **nomination à la tête de chacun des 3 comités d'un Président indépendant.**

Un règlement intérieur, adopté par le Conseil en mai 2006 dans le prolongement de l'adoption des nouveaux statuts, fixe très précisément les principes désormais applicables concernant la déontologie des administrateurs, la composition, le rôle et les règles de fonctionnement du Conseil et de ses comités.

Direction Générale

La Direction Générale est composée de trois personnes :
Benoît Potier, Président-Directeur Général,
assisté de **Jean-Claude Buono**, Directeur Général Délégué,
et de **Klaus Schmieder**, Directeur Général Délégué.

Comme le faisait auparavant le Directoire, la Direction Générale se réunit régulièrement **1 fois par mois** afin d'examiner, notamment :

- les opérations stratégiques au niveau du Groupe,
- les budgets et les comptes,
- les investissements et les grands projets industriels, les principales fusions, acquisitions et cessions d'activités ou d'entreprises.

Comme par le passé, les questions relatives à la sécurité des personnes font l'objet d'une particulière attention.

Conseil d'Administration

En 2006, le Conseil d'Administration s'est réuni 4 fois et le Conseil de Surveillance 1 fois avant le changement de structure avec **un taux de présence de 95 %** de ses membres.

Son rôle

Le Conseil d'Administration détermine les grandes orientations de l'activité de la Société. A ce titre, il examine et approuve les grandes orientations stratégiques du Groupe, avec réactualisation lors de décisions importantes. Il veille à la mise en œuvre de ces orientations par la Direction Générale. Conformément à la loi, il se saisit de toute question intéressant la bonne marche de la Société. Il procède aux contrôles et vérifications qu'il juge opportuns.

Sa composition

Le Conseil d'Administration est aujourd'hui composé des **11 membres** qui ont été nommés par l'Assemblée Générale du 10 mai 2006 pour une durée de 4 ans, à l'exception des anciens membres du Conseil de Surveillance qui ont été nommés pour la durée restant à courir de leurs fonctions, afin de maintenir le principe d'échelonnement des termes des mandats.
Le règlement intérieur précise que les membres sont choisis pour **leurs compétences**, **leur intégrité**, **leur indépendance d'esprit** et **leur détermination** à prendre en compte les intérêts de tous les actionnaires.

■ Déontologie des administrateurs

L'administrateur représente l'ensemble des actionnaires et doit agir en toutes circonstances dans l'intérêt social de l'entreprise.
Chaque administrateur s'engage à :
– respecter les obligations mises à sa charge par les diverses dispositions légales, réglementaires, statutaires ou internes à la Société et plus particulièrement les règles internes relatives à la prévention du délit d'initiés ou les obligations de déclaration des transactions effectuées sur les titres de la Société,
– faire part au Conseil de toute situation de conflit d'intérêts avec la Société et à s'abstenir de participer au vote de la délibération correspondante. Chaque administrateur est tenu à une obligation de discrétion,
– s'efforcer de participer à toutes les réunions du Conseil et des comités auxquels il appartient, et d'assister aux réunions de l'Assemblée Générale des actionnaires,
– s'informer et consacrer le temps et l'attention nécessaires à l'exercice de son mandat,
– être propriétaire d'au moins 500 actions de la Société inscrites sous forme nominative.

■ Indépendance des administrateurs

Selon la pratique antérieure, chaque année, le Conseil doit consacrer un point de son ordre du jour à l'évaluation de l'indépendance de ses membres. Au regard des critères définis, le Conseil d'Administration comprend actuellement **8 membres indépendants sur 11**.

Son fonctionnement

■ Relations avec la Direction Générale

Dans un souci de continuité dans la recherche d'un bon équilibre, il a été décidé de reconduire, en les adaptant à

la nouvelle organisation, les règles antérieures de **limitation des pouvoirs de la Direction Générale**. Le règlement intérieur fixe ainsi les seuils à partir desquels l'autorisation préalable du Conseil d'Administration pour certaines décisions importantes, conformément aux statuts, est requise (opérations externes de cessions ou d'acquisitions, investissements, opérations susceptibles de modifier substantiellement les orientations stratégiques du Groupe). Dans le prolongement des pratiques spécifiques aux structures duales instaurées lorsque la Société fonctionnait en Directoire et Conseil de Surveillance, il a été convenu de maintenir, au bénéfice du Conseil d'Administration, la présentation par la Direction Générale des **rapports trimestriels** sur la gestion de l'entreprise.

■ **Règles internes de fonctionnement**
Le règlement intérieur précise les règles internes de fonctionnement du Conseil :
- **information des administrateurs** : celle-ci est assurée notamment par l'envoi d'un dossier préparatoire couvrant l'essentiel des points à l'ordre du jour avant chaque séance ; elle est complétée par l'envoi des informations pertinentes entre les séances.
- **tenue des réunions** : le règlement intérieur définit la périodicité, les règles de convocation et de participation par des moyens de visioconférence ou de télécommunication.
- **création des comités** : le règlement intérieur définit la mission et les règles de fonctionnement des trois comités créés (voir ci-après).
- **actions de formation** : le règlement intérieur rappelle que sont proposées aux administrateurs, des actions de formation relatives aux métiers de l'entreprise, notamment au travers de visites de sites ou de rencontres avec des cadres dirigeants. Sont plus particulièrement proposées aux membres du comité d'audit et des comptes, des informations sur les particularités comptables, financières et opérationnelles du Groupe.
- **règles d'évaluation** : le règlement intérieur prévoit que, selon la pratique antérieure, « le Conseil veillera à procéder périodiquement à une évaluation de sa composition, de son organisation et de son fonctionnement ainsi qu'à ceux de ses comités. Un point sera fait par le Conseil sur ce sujet une fois par an et une évaluation formalisée sous l'autorité du Président du Conseil d'Administration réalisée tous les trois ans ».

Les Comités

Le Conseil d'Administration a décidé de créer 3 comités en son sein :
■ le comité d'audit et des comptes, dont les fonctions au sein du Conseil de Surveillance ont été reconduites à l'identique au sein du Conseil d'Administration,
■ le comité des nominations,
■ le comité des rémunérations.

Comité d'audit et des comptes

Gérard de La Martinière, (Président du comité), Edouard de Royere, Béatrice Majnoni d'Intignano et Rolf Krebs (soit 3 membres indépendants sur 4, dont le Président).

Aux termes du règlement intérieur, le comité doit être composé de 3 à 5 membres du Conseil d'Administration dont au moins les 2/3 sont indépendants.

Le comité a pour objet de préparer les délibérations du Conseil d'Administration. Il établit un jugement raisonnable concernant les comptes et méthodes comptables utilisés ; l'existence et le fonctionnement d'organisations et de procédures de contrôles adaptés au Groupe ; l'organisation de la fonction d'audit interne, ses plans d'interventions et d'actions, les conclusions de ses interventions et suites qui leur sont données ; le choix et le renouvellement des auditeurs externes, l'examen de la procédure d'appel d'offre, l'examen des honoraires perçus.
Les membres du comité allient leurs compétences dans le domaine de la direction de l'entreprise et le domaine économique et financier.

Le comité recueille les commentaires de la Direction Générale sur ces différents points et rend compte au Conseil d'Administration de ses travaux en lui faisant part de problèmes éventuellement rencontrés, des observations faites à la Direction Générale et des progrès accomplis par rapport à ces observations.
Le comité se réunit en principe 3 fois par an, en tout état de cause avant les réunions du Conseil au cours desquelles les comptes annuels ou semestriels sont examinés. Un premier compte rendu oral est fait au Conseil par le Président du comité. Un compte rendu écrit de la séance, approuvé par les membres du comité est transmis aux administrateurs. Le comité peut demander à convoquer des collaborateurs du Groupe. Il peut rencontrer directement les auditeurs externes ou les membres du Contrôle Général Interne. Il peut se faire assister d'experts extérieurs, la Société devant alors lui accorder les moyens financiers correspondants.
En 2006, le comité d'audit et des comptes s'est réuni 3 fois au sein du Conseil d'Administration et 1 fois au sein du Conseil de Surveillance, avec un taux de présence effectif de 92 % de ses membres.

Comité des nominations

Lindsay Owen-Jones (Président du comité), Alain Joly, Thierry Desmarest et Cornelis van Lede (soit 3 membres indépendants sur 4, dont le Président).

Aux termes du règlement intérieur, le comité des nominations doit être composé de 3 à 4 membres du Conseil d'Administration, majoritairement indépendants. Le Président-Directeur Général n'assiste pas aux délibérations du comité relatives à son cas personnel. Le comité se réunit en principe 2 fois par an. Les conclusions des réunions sont présentées par le Président du comité pour débat et décision au Conseil d'Administration lors de la réunion suivante de ce dernier.

Le comité des nominations s'est réuni 1 fois entre le 10 mai et le 31 décembre 2006, avec un taux de présence effectif ou par téléphone de 100 % de ses membres.

Il s'est réuni 2 fois depuis le début de l'exercice 2007.

Le comité a pour mission de :

Concernant le Conseil d'Administration :

- faire au Conseil d'Administration les propositions de renouvellement ou de nomination d'administrateurs, les propositions de création et composition des comités du Conseil,
- évaluer périodiquement la composition du Conseil d'Administration,
- revoir périodiquement les critères retenus par le Conseil pour qualifier un administrateur indépendant,
- une fois par an, examiner au cas par cas la situation de chaque administrateur ou candidat aux fonctions d'administrateur au regard des critères retenus et formuler ses propositions au Conseil d'Administration.

Concernant le Président-Directeur Général :

- examiner, au moment opportun, la reconduction du mandat du Président-Directeur Général et l'opportunité de maintenir la réunion (ou la dissociation) de ces fonctions,
- examiner l'évolution de ces fonctions et prévoir, le cas échéant, les solutions de renouvellement,
- examiner périodiquement l'évolution des Directeurs Généraux Délégués,
- se faire tenir informé par le Président-Directeur Général de l'évolution prévisionnelle des ressources de direction (Comité Exécutif notamment).

Il peut demander l'aide d'experts extérieurs, la Société devant alors lui accorder les moyens financiers correspondants.

Comité des rémunérations

Lindsay Owen-Jones (Président du comité), Alain Joly, Thierry Desmarest, Cornelis van Lede (soit 3 membres indépendants sur 4, dont le Président).

Aux termes du règlement intérieur, le comité des rémunérations doit être composé de 3 à 4 membres du Conseil d'Administration majoritairement indépendants. Le Président-Directeur Général n'assiste pas aux délibérations du comité relatives à son cas personnel. Le comité se réunit en principe 2 fois par an. Les conclusions des réunions sont présentées par le Président du comité pour débat et décision au Conseil lors de la réunion suivante de ce dernier.

Le comité des rémunérations s'est réuni 1 fois entre le 10 mai et le 31 décembre 2006, avec un taux de présence effectif ou par téléphone de 100 % de ses membres.

Il s'est réuni 1 fois depuis le début de l'exercice 2007.

Aux termes du règlement intérieur, le comité des rémunérations a notamment pour mission de :

- examiner la performance et l'ensemble des éléments composant la rémunération y compris stock options, ou autres moyens de rémunération différée, retraite ou autres conditions d'exercice du mandat du Président-Directeur Général ainsi que des Directeurs Généraux Délégués et faire les recommandations correspondantes au Conseil d'Administration,
- examiner les propositions de la Direction Générale concernant les attributions de stock options et autres systèmes d'intéressement liés au cours de l'action aux autres collaborateurs du Groupe et proposer au Conseil d'Administration leur attribution,
- examiner et proposer au Conseil d'Administration la répartition entre les administrateurs des jetons de présence.

Il peut demander l'aide d'experts extérieurs, la Société devant alors lui accorder les moyens financiers correspondants.

Conseil d'Administration



Benoît Potier
Président-Directeur Général
Échéance du mandat : 2010



Sir Lindsay Owen-Jones
Vice-Président du Conseil d'Administration
Échéance du mandat : 2009



Édouard de Royere
Président d'Honneur
Échéance du mandat : 2008

Né en 1957, diplômé de l'Ecole Centrale de Paris, Benoît Potier est entré chez Air Liquide en 1981 comme Ingénieur de Recherche et Développement. Il a ensuite occupé les fonctions de Chef de Projet au Département Ingénierie et Construction puis de Directeur du développement Energie au sein de l'activité Grande Industrie. Il est Directeur Stratégie-Organisation en 1993, et Directeur des Marchés Chimie, Sidérurgie, Raffinage et Energie en 1994. Il devient Directeur Général Adjoint en 1995, ajoutant aux domaines précédents la direction des activités Ingénierie Construction et Grande Industrie Europe.
Benoît Potier est nommé Directeur Général en 1997, administrateur d'Air Liquide en 2000 puis Président du Directoire en novembre 2001.
Benoît Potier est aujourd'hui Président-Directeur Général de L'Air Liquide S.A. Il est également Président-Directeur Général d'Air Liquide International, American Air Liquide Inc. et Air Liquide International Corporation, Président d'American Air Liquide Holdings Inc., administrateur d'Air Liquide Italia Srl. et AL Air Liquide España S.A.
Il est par ailleurs administrateur de Groupe Danone et membre du Conseil de Surveillance de Michelin.
Il possède 10604 actions.

Né en 1946, licencié ès Lettres de l'Université d'Oxford et diplômé de l'Insead, Sir Lindsay Owen-Jones est entré chez L'Oréal en 1969. Après avoir débuté comme Chef de produit, il est nommé en Belgique puis revient en France où il devient, en 1976, Directeur du Marketing de la Division des Produits Publics. En 1978, il prend la Direction Générale de la filiale italienne de L'Oréal, puis devient, en 1981, President and Chief Executive Officer de Cosmair Inc., agent exclusif de L'Oréal aux Etats-Unis. Il est Vice-Président Directeur Général, Vice-Président du Comité de Direction et Administrateur de L'Oréal en 1984. Il est Président-Directeur Général de L'Oréal depuis 1988 et jusqu'en avril 2006, date à laquelle il devient Président du Conseil d'Administration de L'Oréal. Il est également Président du Comité « Stratégie et Réalisations » de L'Oréal, Président du Conseil d'Administration et administrateur de L'Oréal USA Inc et L'Oréal UK Ltd.
Sir Lindsay Owen-Jones a été administrateur d'Air Liquide de 1994 à novembre 2001, puis Vice-Président du Conseil de Surveillance de novembre 2001 jusqu'au 10 mai 2006.
Il est aujourd'hui Vice-Président du Conseil d'Administration, Président du comité des nominations et Président du comité des rémunérations de L'Air Liquide S.A.
Il est administrateur de Ferrari SpA, Italie.
Il est également administrateur et membre du Comité des rémunérations, des nominations et de la gouvernance de Sanofi-Aventis.
Sir Lindsay Owen-Jones est Président de Alba Plus SASU depuis juillet 2006.
Il possède 8 827 actions.

Né en 1932, Edouard de Royere est diplômé de l'Ecole Supérieure de Commerce de Paris. Après avoir été fondé de pouvoirs au Crédit Lyonnais, puis Directeur à l'Union Immobilière et Financière, Edouard de Royere, entré chez Air Liquide en 1966, a assuré la fonction de Secrétaire Général. Administrateur d'Air Liquide de 1971 à novembre 2001, Edouard de Royere a été nommé Vice-Président Directeur Général Adjoint en 1979, Vice-Président Directeur Général en 1982 puis Président-Directeur Général de 1985 à 1995.
Il a été nommé Président d'Honneur d'Air Liquide en 1997 et a été membre du Conseil de Surveillance de novembre 2001 jusqu'au 10 mai 2006. Edouard de Royere est aujourd'hui administrateur et membre du comité d'audit et des comptes de L'Air Liquide S.A.
Edouard de Royere est également membre du Conseil de Surveillance de Michelin et censeur de Firnalac. Il est Président d'Honneur de l'Association Nationale des Sociétés par Actions (ANSA).
Il possède 30 503 actions.



Thierry Desmarest
Administrateur
Échéance du mandat : 2009



Alain Joly
Administrateur
Échéance du mandat : 2009



Professeur Rolf Krebs
Administrateur
Échéance du mandat : 2008

Né en 1945, diplômé de l'Ecole Polytechnique et ingénieur du Corps des Mines,
Thierry Desmarest a passé 4 ans à la Direction des Mines de Nouvelle-Calédonie avant d'être Conseiller technique au Cabinet du Ministre de l'Industrie en 1975 puis au Cabinet du Ministre de l'Economie en 1978. Il rejoint Total en 1981 et prend en charge la direction de Total Algérie puis exerce diverses responsabilités à la direction de Total Exploration Production dont il devient Directeur Général en 1989 et membre du Comité Exécutif. Il devient Président-Directeur Général de Total en 1995, de Totalfina en 1999 puis d'Elf Aquitaine et de TotalFinaElf en 2000. Thierry Desmarest est Président-Directeur Général de Total S.A. de 2003 à février 2007, date à laquelle il devient Président du Conseil d'Administration de Total S.A. Il est également Président-Directeur Général d'Elf Aquitaine et Président de la Fondation Total.
Thierry Desmarest a été administrateur d'Air Liquide de 1999 à novembre 2001, puis membre du Conseil de Surveillance de novembre 2001 jusqu'au 10 mai 2006. Il est, depuis, administrateur, membre du comité des nominations et membre du comité des rémunérations de L'Air Liquide S.A.
Il est également administrateur de Sanofi-Aventis et membre du Conseil de Surveillance d'Areva.
Il possède 1 076 actions.

Né en 1938, ancien élève de l'Ecole Polytechnique, Alain Joly est entré chez Air Liquide en 1962 au Département Ingénierie. Il a exercé différentes fonctions à Montréal de 1967 à 1973 au sein d'Air Liquide Canada puis à la Direction Amérique. De 1973 à 1985, il est successivement Directeur des Services Plan et Gestion, Directeur régional du Département Français des Gaz puis Secrétaire Général et Secrétaire du Conseil d'Administration.
Il devient administrateur d'Air Liquide en 1982 puis Directeur Général en 1985 et Président-Directeur Général en 1995. Alain Joly a été Président du Conseil de Surveillance d'Air Liquide de novembre 2001 jusqu'au 10 mai 2006. Alain Joly est aujourd'hui administrateur, membre du comité des nominations et membre du comité des rémunérations de L'Air Liquide S.A.
Il est également administrateur de Lafarge et de BNP Paribas.
Il possède 66 866 actions.

Né en 1940, Rolf Krebs a suivi des études de médecine et possède un Doctorat de l'Université de Mayence où il a enseigné par la suite plusieurs années. Il a rejoint ensuite la société Bayer AG en 1976 où il a occupé différentes fonctions, notamment, de 1984 à 1986, Directeur Recherche et Développement pour l'activité pharmaceutique puis, de 1986 à 1989, Directeur Général Adjoint de Bayer Italie.
En 1989, Rolf Krebs rejoint la société Boehringer Ingelheim comme membre du Directoire puis Président du Directoire, à partir de 2001 jusqu'à fin 2003.
Rolf Krebs a été Président de la Fédération Européenne des Industries Pharmaceutiques entre 1996 et 1998 puis Président de la Fédération Internationale des Industries Pharmaceutiques entre 2000 et 2001.
Rolf Krebs a été membre du Conseil de Surveillance d'Air Liquide de mai 2004 jusqu'au 10 mai 2006. Il est, depuis, administrateur et membre du comité d'audit et des comptes de L'Air Liquide S.A.
Il est également Président du Conseil de Surveillance de Epigenomics AG et du Conseil de Surveillance de Ganymed Pharmaceuticals AG, Merz Pharmaceuticals GmbH and E. Merck KGaA. Il est membre du conseil consultatif d'Apax Partners, Deutsche Venture Capital, Weissheimer Malz GmbH, Lehman Brothers Ltd, et E. Merck OHG.
Il possède 605 actions.

Conseil d'Administration



Gérard de La Martinière
Administrateur
Échéance du mandat : 2007



Cornelis van Lede
Administrateur
Échéance du mandat : 2007



Béatrice Majnoni d'Intignano
Administrateur
Échéance du mandat : 2010

Né en 1943, diplômé de l'Ecole Polytechnique et de l'Ecole Nationale d'Administration, Gérard de La Martinière a occupé plusieurs postes au sein du Ministère des Finances de 1969 à 1984 puis a été successivement Secrétaire Général de la Commission des Opérations de Bourse (COB) de 1984 à 1986, Président de la Chambre de Compensation des Instruments Financiers de Paris de 1986 à 1988 et Directeur Général de la Société des Bourses Françaises (SBF) de 1988 à 1989.
En 1989, Gérard de La Martinière rejoint le Groupe AXA en tant que Président-Directeur Général de la Société de Bourse Meeschaert-Rousselle, et devient Directeur Général des Investissements et sociétés financières du Groupe, puis Directeur Général des Holdings et Fonctions Centrales. Il est ensuite membre du Directoire, puis Directeur Général Finance, Contrôle et Stratégie entre 2000 et 2003.
Depuis mai 2003, Gérard de la Martinière est Président de la Fédération Française des Sociétés d'Assurances. Il est aussi Président du Comité Européen des Assurances.
Gérard de La Martinière a été membre du Conseil de Surveillance d'Air Liquide de mai 2003 jusqu'au 10 mai 2006.
Il est aujourd'hui administrateur et Président du comité d'audit et des comptes de L'Air Liquide S.A.
Il est également membre du Conseil de Surveillance et Président du Comité d'audit de Schneider Electric S.A.
Il possède 915 actions.

Né en 1942, diplômé en droit de l'Université de Leiden et d'un MBA de l'Insead, Cornelis van Lede a travaillé successivement chez Shell de 1967 à 1969 et Mc Kinsey de 1969 à 1976 avant de devenir Président-Directeur Général de Koninklijke Nederhorst Bouw B.V. entre 1977 et 1982 puis membre du Comité de Direction d'Hollandse Beton Groep entre 1982 et 1984.
Entre 1984 et 1991, il est Président de la Fédération des Industries des Pays-Bas puis Vice-Président de l'UNICE (Union of Industrial and Employer's Confederations of Europe) entre 1991 et 1994.
En 1991, Cornelis van Lede rejoint la société Akzo N.V. comme membre du Directoire puis Vice-Président du Directoire en 1992 et enfin Président du Directoire d'Akzo Nobel N.V. Depuis 2003, il est membre du Conseil de Surveillance d'Akzo Nobel N.V.
Cornelis van Lede a été membre du Conseil de Surveillance d'Air Liquide de mai 2003 jusqu'au 10 mai 2006. Il est aujourd'hui administrateur, membre du comité des nominations et membre du comité des rémunérations de L'Air Liquide S.A.
Il est également membre du Conseil de Surveillance d'Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V. et administrateur d'Air France KLM, Reed Elsevier et Sara Lee Corporation. Il est Président du Conseil d'Administration de l'Insead.
Il possède 610 actions.

Née en 1942, agrégée de sciences économiques en 1975, Béatrice Majnoni d'Intignano est Professeur agrégé des Universités à Paris-XII Créteil depuis 1980 (monnaie, relations internationales, macroéconomie, économie de la santé).
Béatrice Majnoni d'Intignano a été Conseiller Economique à l'Assistance Publique, Hôpitaux de Paris de 1980 à 1987, consultant temporaire de l'Organisation Mondiale de la Santé depuis 1980.
Elle est également membre du Conseil d'Analyse Economique auprès du Premier Ministre depuis 1997, membre du Comité de rédaction de la revue Commentaire, membre de la Société d'Economie politique.
Béatrice Majnoni d'Intignano est l'auteur de nombreux ouvrages et articles concernant l'économie, l'emploi, l'Europe, l'économie de la santé et le rôle des femmes dans la société.
Béatrice Majnoni d'Intignano a été membre du Conseil de Surveillance d'Air Liquide de mai 2002 jusqu'au 10 mai 2006. Elle est, depuis, administrateur et membre du comité d'audit et des comptes de L'Air Liquide S.A.
Elle est également administrateur et membre des Comités des rémunérations et des conventions des AGF.
Elle possède 702 actions.



Thierry Peugeot
Administrateur
Échéance du mandat : 2009

Né en 1957, diplômé de l'Essec, Thierry Peugeot est entré en 1982 au sein du Groupe Marrel en tant que responsable export Moyen-Orient, Afrique Anglophone de la division Air Marrel puis Directeur d'Air Marrel America. Il rejoint les Automobiles Peugeot en 1988 en tant que Chef de zone Asie du Sud-Est puis Directeur Général Peugeot do Brasil en 1991 et Directeur Général de Slica en 1997. Il rejoint les Automobiles Citroën en 2000 en tant que Responsable des Grands Comptes Internationaux puis, en 2002, Directeur des Services et des Pièces et membre du Comité des Directeurs de PSA Peugeot Citroën.
Depuis 2002, Thierry Peugeot est Président du Conseil de Surveillance de Peugeot S.A. Thierry Peugeot a été membre du Conseil de Surveillance d'Air Liquide de 2005 jusqu'au 10 mai 2006. Il est aujourd'hui administrateur de la Société.
Il est également Vice-Président d'Établissements Peugeot Frères, administrateur de la Société Foncière, Financière et de Participations, de La Française de Participations Financières, de la Société Anonyme de Participations, de Immeubles et Participations de l'Est, de Faurecia et de la Compagnie Industrielle de Delle. Il est par ailleurs représentant permanent de la Compagnie Industrielle de Delle au Conseil d'Administration de LISI.
Il possède 550 actions.



Paul Skinner
Administrateur
Échéance du mandat : 2010

Né en 1944, diplômé en droit de l'Université de Cambridge et de la Manchester Business School, Paul Skinner a débuté sa carrière en 1966 au sein du groupe Royal Dutch/Shell. Après avoir pris en charge la direction successive de plusieurs filiales en Grèce, au Nigéria, en Nouvelle-Zélande et en Norvège, Paul Skinner devient Président de Shell International Trading and Shipping Company de 1991 à 1995.
Il est responsable de la stratégie et du marketing international au sein de Shell International Petroleum Co Ltd. de 1996 à 1998. A cette date, il est nommé Président de Shell Europe Oil Products. En 1999, il est nommé Directeur Général de l'ensemble de l'activité Produits Pétroliers de Royal Dutch/Shell puis Group Managing Director du groupe Royal Dutch/Shell.
Après avoir pris sa retraite de Shell, il est nommé, en novembre 2003, Président de Rio Tinto plc, société minière internationale et de Rio Tinto Ltd.
Il est administrateur de L'Air Liquide S.A. depuis le 10 mai 2006.
Il est également administrateur de Standard Chartered plc, Tetra Laval Group, membre du Conseil d'Administration de l'Insead et membre du Conseil d'Administration du Ministère de la Défense britannique.
Il possède 550 actions.

Direction Générale



Benoît Potier
Président-Directeur Général
Né en 1957 – Français

Comité **Exécutif**



Pierre Dufour
Directeur Général Adjoint
WBL [1] – Grande Industrie
Zones Grande Industrie Europe,
Amérique Nord et Sud,
Afrique et Moyen-Orient
Né en 1955 – Canadien



Jean-Marc de Royere
Directeur de la Société
WBL [1] – Santé & Spécialités
Né en 1965 – Français



François Darchis
Directeur de la Société
WBL [1] – Industriel Marchand
R&D, Technologies,
Ingénierie & Construction
Né en 1956 – Français



Ron LaBarre
Directeur
Grande Industrie : Stratégie, marchés,
formation, développement de projets
Né en 1960 – Américain



Dominique Maire
Directeur de la Communication
Née en 1948 – Française



Larry Altobell*
Directeur des Ressources Humaines
Né en 1945 – Américain
*en retraite depuis le 31 décembre 2006



Jean-Claude Buono
Directeur Général Délégué
Né en 1943 – Français



Klaus Schmieder
Zone Europe
Directeur Général Délégué
Né en 1948 – Allemand



Jean-Pierre Duprieu
Directeur de la Société
WBL[1] – Electronique
Zones Asie Nord-Est et Sud-Est, Japon et Pacifique
Né en 1952 – Français



John Glen
Directeur Finance et Administration
Né en 1959 – Écossais

Le Comité Exécutif assure la coordination d'ensemble entre les différents programmes et activités du Groupe et se concentre principalement sur :

- l'examen de la gestion opérationnelle en termes d'objectifs, d'état d'avancement et de plans d'actions,
- la conduite des projets de changement,
- la stratégie des ressources humaines,
- et le développement.

Au 1er janvier 2007, il est composé des trois membres de la Direction Générale et des sept membres du Comité Exécutif.

(1) WBL : Branche d'activité mondiale


80% des activités électroniques sont en Asie

36 900 salariés entretiennent chaque jour la dynamique Air Liquide

Nos principes d'Action

Notre mission s'inscrit dans la durée

Nous nous engageons à **créer de la valeur** pour nos clients à travers le monde, en leur apportant des technologies, des produits et des services innovants dans notre métier des gaz industriels et médicaux et des activités autour des gaz.
Nous nous engageons également à **favoriser le développement** de nos employés, à **préserver l'environnement** et **la santé** et à offrir à nos actionnaires des **performances** dans la durée.

Nos valeurs
inscrites dans nos principes d'Action



Sécurité
Respect
Intégrité
Transparence
Performance
Innovation
Rigueur

Nos engagements
pour un développement durable

Créer de la valeur pour les actionnaires

Valoriser les femmes et les hommes

Préserver la vie et l'environnement

Innover pour demain

Notre stratégie dans chaque métier


Présence
sur une base large
et solide
Conquête
de nouveaux
territoires
Innovation
technologies,
services
Grande Industrie
Industriel Marchand
Santé
Autour des gaz


DÉVELOPPEMENT
DURABLE

Depuis plus de 100 ans, Air Liquide c'est un même métier, un même nom, une croissance constante, des bénéfices réguliers, des relations pérennes avec ses grands clients, une grande ancienneté des collaborateurs et une fidélité des actionnaires individuels.

Au total, Air Liquide a connu un développement dans la durée, et a formalisé son engagement pour un développement durable autour de quatre dimensions :

Créer de la valeur pour les actionnaires en développant l'activité et la performance de l'entreprise dans la durée et la transparence,

Valoriser les femmes et les hommes de l'entreprise engagés autour d'un même projet,

Préserver la vie et l'environnement dans les opérations du Groupe et chez ses clients,

Innover pour demain, pour garantir le développement de l'entreprise et de ses clients.


DÉVELOPPEMENT DURABLE

Créer de la valeur pour nos actionnaires

Depuis plus de 100 ans, les actionnaires sont au cœur de la stratégie d'Air Liquide. Aujourd'hui, plus de 365 000 actionnaires individuels font confiance au Groupe dont l'objectif est la valorisation de leur épargne.
Toute décision est prise dans l'intérêt à moyen et long terme des actionnaires. Les performances du Groupe dans la durée et la fidélité de ses actionnaires constituent ses meilleurs atouts.

Des engagements, une Charte

Air Liquide s'engage envers ses actionnaires à travers la Charte de l'actionnaire. Des engagements forts pour une considération et un respect de tous les actionnaires, une écoute attentive et une information régulière, une rémunération et valorisation dans la durée et enfin des services personnalisés. (voir p. III)

Plus proche de nos actionnaires avec le nominatif

146 000 actionnaires se sont déjà inscrits au nominatif, dont 52 000 ont fait le choix d'être au nominatif pur et donc de bénéficier de tous les avantages des services Air Liquide.



Benoît Potier va régulièrement à la rencontre des actionnaires individuels.

☐ Le service + : le nominatif

Air Liquide connaît ses actionnaires et peut donc communiquer directement avec eux et leur envoyer les différentes invitations à l'Assemblée Générale, aux réunions d'information en régions, au salon Actionaria et les lettres actionnaires. En outre, ils bénéficient d'une prime de fidélité, majorant de 10% le dividende et le nombre d'actions gratuites, accordée sous condition de durée. (voir p. XI)

☐ Le service ++ : le nominatif pur

Les actionnaires bénéficient des services du Service actionnaires : gratuité des frais de gestion et de garde, accompagnement personnalisé dans la gestion quotidienne, paiement direct et rapide des dividendes,...
Les ordres de bourse peuvent être passés à des coûts très avantageux via un des conseillers du Service actionnaires ou directement via Internet. Les actionnaires peuvent également consulter leurs comptes et leurs ordres en cours 24h/24.

DÉVELOPPEMENT DURABLE

Valoriser les femmes et les hommes

Les équipes Air Liquide sont en phase avec un monde qui bouge. Riches de leur diversité et de leurs compétences, elles s'impliquent au quotidien pour satisfaire les besoins des clients et accompagnent les développements du Groupe sur de nouveaux territoires géographiques ou technologiques.

Diversité

Air Liquide conjugue la diversité sur tous les tons, convaincu qu'elle est source de dynamisme et de créativité : ses équipes mêlent les nationalités, les compétences, les parcours professionnels…
L'équilibre des responsabilités entre hommes et femmes fait partie intégrante de cette diversité et le Groupe déploie depuis plusieurs années des efforts pour renforcer la place des femmes dans son organisation. Ces efforts se traduisent par une augmentation régulière du pourcentage de femmes dans la population des cadres : au niveau mondial, elles représentent 18 % des ingénieurs et managers et 29 % des embauches dans cette catégorie. Parmi les 250 managers qui composent les Comités de Direction des filiales dans le monde, 12 % sont des femmes.


Comité de Direction du Portugal

Le bon profil au bon endroit

Aujourd'hui, Air Liquide se développe fortement dans de nouvelles régions du monde, en particulier en Asie et dans l'est de l'Europe, avec un accroissement rapide de la taille et du niveau de compétence des équipes. Le Groupe accompagne cette montée en puissance de façon à répondre aux besoins de chaque pays. L'exemple de la Chine, qui a vu ses effectifs croître de près de 300 personnes en 2006 sur un total de 1 300, illustre bien cette démarche. Les nouvelles recrues proviennent de plusieurs horizons. D'abord de l'embauche de collaborateurs chinois, certains bénéficiant déjà d'une bonne expérience dans leur domaine, d'autres étant de jeunes étudiants issus des meilleures universités. Après une première expérience d'un à deux ans dans une entité Air Liquide hors du pays, ces jeunes ingénieurs de haut niveau (15 à 20 par an) reviennent en Chine pour une affectation locale. Autre voie de renforcement des équipes Air Liquide en Chine : l'envoi d'expatriés pour des missions de trois-quatre ans, dans une optique de transfert de compétences. En 2006, ils étaient une quarantaine.
Enfin, dans le cas d'un besoin ponctuel (un à six mois) en matière technique ou commerciale par exemple, le Groupe mobilise ses collaborateurs les plus expérimentés au travers du nouveau programme Know-AL. Ce programme s'inscrit dans une double démarche de reconnaissance et de partage du savoir-faire.
Pour pouvoir affecter rapidement la bonne personne au bon endroit, sont organisées des revues régulières des Ressources Humaines qui fournissent une vision très détaillée des profils, tant sur le plan des compétences techniques et managériales que des souhaits de mobilité géographique ou professionnelle.

En 2006, Air Liquide a formalisé les principes qui guident depuis toujours son action. Ces Principes d'Action ont été rassemblés dans un document qui précise l'ambition du Groupe et le comportement de chaque salarié avec toutes les parties prenantes, clients, collaborateurs, fournisseurs et partenaires et communautés locales. Ce document formalise aussi la démarche du Groupe dans le respect de l'environnement et précise les valeurs fondamentales que constituent pour Air Liquide l'innovation et la performance. Ce document réalisé en 16 langues est en cours de diffusion début 2007 à tous les collaborateurs du Groupe.


Handlungsprinz

Pourquoi avoir accepté des missions Know-AL* ?

Au cours des 30 ans passés chez Air Liquide, j'ai occupé différents postes, de la Recherche & Développement à la Direction d'entité en passant par le marketing et le commercial. En participant au programme Know-AL, je partage mon expérience avec des équipes du monde entier, dans des zones en forte croissance. Les 2 missions que j'ai effectuées étaient courtes, centrées sur les résultats à atteindre et ont demandé un travail intensif en collaboration permanente avec les équipes locales. Elles m'ont beaucoup apporté, tant sur le plan professionnel que personnel.

Quel était l'objet de la première mission ?

Il s'agissait d'aider les équipes commerciales de Japan Air Gases à mieux gérer les évolutions de prix, ce que j'avais déjà fait ailleurs. En deux séjours totalisant cinq semaines, j'ai contribué à identifier les problèmes clés et à monter une formation pour les commerciaux afin de leur donner confiance dans l'accomplissement de cette tâche qu'ils qualifiaient de "mission impossible". Les excellents résultats obtenus sont venus couronner cette expérience japonaise dont je garde de magnifiques souvenirs.



Bernard Jamonet

Directeur nouvelles opportunités technologiques en Recherche & Développement

En quoi la mission suivante était-elle différente ?

Elle se déroulait cette fois en Chine pour jeter les bases d'une stratégie de développement profitable pour les gaz commercialisés sous forme liquide. La différence résidait surtout dans la vitesse incroyable du développement de notre activité dans ce pays. Mon rôle était d'aider les équipes à faire face aux problèmes inhérents à cette très forte progression. J'ai formulé un certain nombre de recommandations et suggestions afin de leur permettre d'être mieux armées pour continuer à surfer sur la vague de la croissance.

Préserver la vie et l'environnement

Assurer la sécurité des personnes, maîtriser les risques industriels, contribuer à la préservation de l'environnement en économisant l'énergie et en développant des solutions plus respectueuses du milieu naturel : autant d'engagements pris par Air Liquide que l'entreprise concrétise chaque jour, partout dans le monde.

Une maîtrise des risques très poussée

Air Liquide a finalisé, en 2006, le déploiement mondial d'un nouveau système intégré de gestion industrielle (IMS) qui vise à améliorer les performances de l'entreprise en matière de sécurité, respect de l'environnement et fiabilité de ses installations. Ce système mondial unique comporte un référentiel de procédures et standards techniques applicables à toutes les entités du Groupe. Il s'accompagne d'un programme d'audits qui vient compléter les contrôles existants. Volet important d'IMS, la maîtrise des risques a fait l'objet d'une attention particulière. Les analyses de risques sont systématisées à toutes les étapes du développement et de la réalisation d'un projet ou de la mise en marché d'un nouveau produit ou service, depuis les travaux de recherche et développement jusqu'à la phase d'exploitation. Les changements envisagés dans les unités industrielles existantes font eux aussi l'objet d'une analyse de risques. Chaque pays dispose d'un ou plusieurs responsables Maîtrise des Risques qui pilotent les études de risques et sont les garants de l'application des standards sécurité et environnement du Groupe.
Air Liquide conduit une politique volontariste afin de renforcer la culture sécurité au sein de ses équipes. Malgré ces efforts constants, le taux de fréquence des accidents ayant entraîné un arrêt de travail s'est légèrement dégradé en 2006, et ce, après plusieurs années d'amélioration régulière. Cette dégradation est due principalement à l'intégration en 2006 dans le périmètre du reporting de nouvelles entités dont les performances sécurité sont inférieures à la moyenne du Groupe. À périmètre constant, les résultats sont stables et le Groupe n'en est que plus décidé à renforcer ses actions de formation et de sensibilisation, en particulier en matière de sécurité routière, de prévention des risques liés aux espaces confinés, à la manipulation de systèmes gazeux sous pression, ainsi qu'à la manutention d'objets lourds. Il a systématisé, en 2006, la remontée et l'analyse des incidents et quasi-accidents dans toutes les filiales afin d'identifier les risques de façon plus exhaustive et de développer une approche préventive de la sécurité.

Environnement : sur les sites Air Liquide et chez les clients

Dans ses unités de séparation d'air, par exemple, le Groupe met l'accent sur la réduction de la consommation énergétique par m³ de gaz produit.
Côté clients, le Groupe propose des solutions qui rendent les procédés industriels plus respectueux de l'environnement. À titre d'exemple, le Japon a signé en 2006 un nombre particulièrement important de contrats dans ce domaine. JAG (Japan Air Gases) alimente ainsi en azote et oxygène l'usine de recyclage de plastiques usagés de Showa Denko à Kawasaki. Il fournit également de l'oxygène au papetier Daio Paper sur son site de Mishima qui vient d'adopter un procédé de blanchiment du papier à l'ozone en remplacement du chlore, nocif pour l'environnement. Au total, environ un tiers du chiffre d'affaires du Groupe est directement lié à des produits, des applications ou des services qui contribuent à préserver l'environnement et la vie.

Air Liquide était partenaire du Challenge Bibendum organisé par Michelin à Paris en juin 2006. Placé sous le signe de la mobilité propre, le rallye a regroupé plus de 75 véhicules dont une douzaine fonctionnant à l'hydrogène, alimentés par deux stations-service hydrogène Air Liquide, l'une d'elles étant située tout près de la tour Eiffel. Le Groupe a déjà conçu et réalisé plusieurs stations de ce type dans le monde et dispose aujourd'hui d'une expertise de pointe sur l'ensemble de la chaîne hydrogène, de la production jusqu'à l'utilisation dans la pile à combustible* en passant par le stockage et la distribution. Le Groupe participe à divers programmes de recherche et tests grandeur nature d'utilisation d'hydrogène comme vecteur d'énergie propre.


AIR LIQUIDE

En quoi consiste votre mission ?
Elle est très large : maîtrise des risques, sécurité, environnement, conformité industrielle, qualité... Je conseille la Direction Générale d'Air Liquide Brésil sur les moyens de s'assurer que nos activités sont conduites avec un niveau de risque minimal. Cela peut aller jusqu'à recommander l'arrêt d'une activité si le risque est trop important. Je vérifie également la qualité des contrôles et je bâtis des programmes de formation adaptés.

Quel est votre rôle au sein du système IMS ?
Le responsable Maîtrise des Risques joue un rôle clé dans ce système intégré de gestion industrielle d'Air Liquide. En effet, IMS insiste sur la notion d'amélioration continue. Une gestion des risques efficace permet de distinguer les points critiques de ceux qui le sont moins et donc de définir des priorités dans les plans d'action et les allocations de ressources. Je participe aussi à des revues de risques, j'effectue régulièrement des visites et des audits dans nos différentes activités et unités, et j'organise des séminaires pour les équipes de gestion des risques et les responsables opérationnels. C'est essentiel pour progresser de façon permanente, via une approche technique rigoureuse.


IMS MANAGEMENT

Rui Anacleto
Senior Expert*, Responsable Maîtrise des Risques et IMS

Avez-vous des relations avec les pays voisins ?
Je suis également expert Maîtrise des Risques et facilitateur IMS pour l'Amérique du Sud, afin de favoriser les synergies entre filiales. Pour que la mise en place d'IMS et l'approche maîtrise des risques soient cohérentes et crédibles au niveau régional, nous développons des formations et outils standards de planification, contrôle et enregistrement.


DÉVELOPPEMENT DURABLE

Innover pour demain

L'innovation est un pilier essentiel de la stratégie de croissance du Groupe. Ses équipes travaillent sur de nouvelles technologies de production des gaz, des applications innovantes, des services à haute valeur ajoutée... Elles concentrent leurs efforts dans trois grandes directions : environnement durable, santé et hygiène, technologies avancées.

Tout près du zéro absolu

Maintenus à très basse température, certains matériaux deviennent supraconducteurs : ils ne présentent plus aucune résistance électrique et permettent le passage de très grands courants électriques sans échauffement. Cette propriété de supraconductivité permet aux chercheurs d'avancer dans le domaine de la physique des particules et de la connaissance de la matière. Air Liquide est partie prenante de cette aventure grâce à sa Division des Techniques Avancées qui développe des systèmes de refroidissement cryogéniques s'approchant de la limite du zéro absolu (– 273 °C). Fin 2006, il a livré au CERN (Organisation européenne pour la recherche nucléaire), à Genève, un gigantesque système cryogénique pour alimenter en hélium liquide les aimants supraconducteurs du futur accélérateur de particules LHC, le plus grand du monde. Air Liquide participe également à des projets de transport d'électricité par câbles surpraconducteurs, notamment aux États-Unis.



Un anneau de 27 km de circonférence qui véhicule de l'hélium liquide à -269 °C à 100 m sous terre : ce système cryogénique exceptionnel a été réalisé par Air Liquide pour le CERN* à Genève. Il permettra aux scientifiques de poursuivre leurs recherches sur l'origine de l'univers et la composition de la matière.

Gaz médicaux

Dans le domaine de la Santé, Air Liquide a initié en 2005 un programme de recherche dédié aux gaz médicaux et à leurs applications thérapeutiques. Ce programme s'est mis en place tout au long de l'année 2006 autour de trois axes majeurs : anesthésie, traitement de la douleur et aérosolthérapie*.
Air Liquide a par ailleurs engagé un autre programme de recherche visant à évaluer l'impact socio-économique des soins à domicile et leur intérêt thérapeutique tant du point de vue du patient que de la collectivité.

Énergie et CO_2

La question de l'énergie est au cœur du débat économique et politique mondial actuel. Parmi les problèmes soulevés : les ressources fossiles sont limitées dans le temps et leur combustion génère beaucoup de CO_2, gaz à effet de serre* dont le protocole de Kyoto vise à réduire les émissions. Air Liquide est engagé dans la problématique de réduction des émissions de CO_2 et participe à de nombreux projets visant à capturer ce gaz à l'issue de la combustion pour ensuite le stocker, par exemple dans des couches géologiques profondes. Un des enjeux majeurs est la production d'électricité sans CO_2 à partir de combustibles fossiles. Aujourd'hui, dans ce domaine, deux grandes voies qui émergent font appel à de grandes quantités d'oxygène.
– La première voie est la précombustion : le combustible fossile (charbon, lignite, produits pétroliers lourds...) ou à terme biomasse, est transformé en un mélange d'hydrogène et de monoxyde de carbone par gazéification à l'oxygène. L'hydrogène est un combustible propre : sa combustion ne génère que de l'énergie et de l'eau. Quant au monoxyde de carbone, il peut être aisément transformé en hydrogène supplémentaire et en CO_2 qui sera ensuite capturé.
– La seconde voie est l'oxycombustion : la combustion se fait en une seule étape, dans une atmosphère contenant uniquement de l'oxygène, et non de l'air (oxygène + azote) comme dans les procédés classiques. La fumée produite est alors très concentrée en CO_2, ce qui facilite sa récupération. Il n'y a donc plus d'émission de CO_2 dans ce mode de production d'électricité.

Sur quoi portent les recherches d'Air Liquide en matière d'oxycombustion ?
En ce qui concerne la génération d'électricité en utilisant le charbon, comme c'est le cas aux États-Unis, en Allemagne ou en Chine par exemple, nous avons engagé depuis plusieurs années un partenariat avec un grand fabricant américain de chaudières, Babcock & Wilcox. Nous travaillons sur la mise en œuvre de l'oxygène avec une attention particulière pour optimiser le rendement énergétique global et assurer une sécurité complète du procédé. Pour les combustibles gazeux et liquides, nous disposons de grosses unités pilotes d'oxycombustion dans nos centres de recherche. Elles nous permettent d'optimiser la conception des oxybrûleurs, le recyclage des fumées et les performances en minimisant les émissions.

Le Groupe participe-t-il à des projets de démonstration dans ce domaine ?
Oui, dont deux particulièrement importants, lancés en 2006.
Nous avons été sélectionnés par SaskPower au Canada pour leur projet de centrale électrique propre au charbon de 300 MW intégrant la capture du CO_2 émis. En France, notre collaboration avec Total pour développer l'oxycombustion de produits pétroliers lourds, initiée en 2002, vient de franchir une nouvelle étape : nous allons participer à la mise en œuvre de notre technologie d'oxycombustion sur une chaudière industrielle du site Total de Lacq, dans le sud-ouest de la France.


Denis Cieutat
Directeur du programme Recherche & Développement Énergie, Pétrole, Chimie

Et en matière de captage et stockage de CO_2 ?
Ce thème fait l'objet de nombreux programmes de recherche auxquels nous participons activement en qualité d'expert de la mise en œuvre du CO_2. En Europe, ils ont pour nom Dynamis ou ZEP (Zero Emissions Fossil Fuel Power Plants). Aux États-Unis, nous sommes partenaires d'un projet de stockage de CO_2 soutenu par le département américain de l'Énergie.


DÉVELOPPEMENT DURABLE

Indicateurs clés

Le Groupe collecte depuis 2002 **des indicateurs de développement durable**, qui sont aujourd'hui **près de 100,** suivis **sur une base mondiale.** Dans chacune des dimensions de notre démarche développement durable, certains **indicateurs** sont **clés.**

Créer de la valeur pour les actionnaires

Bénéfice net par action ajusté [1] en euros


8,35
8
6
4
2
0
76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06


+9,8 %
de croissance annuelle moyenne (2)

(1) Ajusté pour tenir compte des attributions d'actions gratuites.
(2) Données calculées sur 30 ans selon les normes comptables en vigueur.
Ces normes ont changé au 1er janvier 2005 et sont appliquées sur les exercices 2004, 2005 et 2006.

Valoriser les femmes et les hommes

OBJECTIF

Augmenter la part des femmes ingénieurs et cadres embauchées à

40 %

en 2009.

Pourcentage de femmes parmi les embauches des ingénieurs et cadres sur 4 ans


24 %
31 %
28 %
29 %
03
04
05
06

Préserver la vie et l'environnement

Nombre et taux de fréquence des accidents avec arrêts de travail dans le Groupe



Nombre d'accidents
Taux de fréquence d'accidents (nombre d'accidents par million d'heures travaillées)
400
300
200
100
0
8
7
6
5
4
3
2
1
0
359
6,4
234
4,3
179
3,4
192
3,8
214
4,2
188
3,4
207
3,7
164
2,9
135
2,4
134
2,3
167
2,8
194
3,2
136
2,3
135
2,3
131
2,1
153
2,3
1991
1995
2000
2006

Évolution de la consommation énergétique, par m³ de gaz produit, des unités de séparation d'air



100
98,3
98,0
97,2
98,4
98,2
01
02
03
04
05
06

OBJECTIF

La Sécurité d'abord

Atteindre sur chaque site, dans chaque région, dans chaque entité, chaque année, l'objectif de zéro accident.



OBJECTIF
Réduire de 2004 à 2009, à périmètre constant, la consommation d'énergie électrique des unités de séparation d'air de
400 GWh
(consommation d'une ville de 180000 habitants).

Innover pour demain

Nombre de brevets déposés dans les 4 principales zones de présence du Groupe [1]

(1) Europe, États-Unis, Japon, Chine.



OBJECTIF
Déposer, de 2005 à 2009,
500 brevets
dans les 4 principales zones de présence du Groupe.



105
109
103
108
03
04
05
06

Retrouvez la liste complète des indicateurs dans le Rapport de Gestion présenté dans le deuxième tome du Document de Référence.


Aux Etats-Unis, plus de 200 clients
Grande Industrie sont servis à travers 150 unités



1 million de clients dans 72 pays bénéficient des innovations d’Air Liquide

Préservation des saveurs
et des vitamines

Conservation sous
atmosphère protectrice

Priorité à la
sécurité alimentaire

Manger toujours plus sain

Industriel Marchand

Maîtriser les coûts énergétiques, contribuer à une plus grande sécurité de fabrication, améliorer la qualité des produits, réduire les effluents pour des procédés plus propres sont des enjeux majeurs pour les clients du Groupe. **Air Liquide les accompagne à travers le monde en proposant expertise, savoir-faire et capacité d'innovation.**


4 364
millions d'euros
de chiffre d'affaires

45 %

du chiffre d'affaires Gaz et Services

Présence

Qualité, productivité, valeur ajoutée

Sur les marchés développés qui constituent le socle de notre activité Industriel Marchand, nous travaillons sans cesse à l'amélioration de nos offres, pour apporter de la valeur à nos clients à travers des solutions innovantes, plus fiables et plus compétitives. Une approche ciblée des marchés en croissance et des besoins de nos clients nous a permis, en 2006, de réaliser une forte progression en Amérique du Nord et au Japon. En Europe, dans un contexte économique moins dynamique, nous avons poursuivi notre effort de mutualisation des compétences afin d'être plus réactifs et ainsi d'apporter des réponses personnalisées au-delà des frontières. Plusieurs pays d'Europe ont d'ailleurs engagé en 2006 cette démarche d'ajustement de leur organisation dans une perspective de renforcement de la compétitivité du Groupe.

Conquête

Belles avancées dans les économies émergentes

Nous avons continué en 2006 à enregistrer de forts taux de croissance dans les économies émergentes, en particulier en Chine, en Amérique latine et dans l'est de l'Europe. Nous y accompagnons les projets locaux de nos grands clients et nous faisons levier sur les succès de notre activité Grande Industrie : ces contrats se traduisent par la construction d'importantes unités de production de gaz qui nous permettent également d'alimenter le marché de l'Industriel Marchand. Notre progression dans les pays émergents est le fruit commun de la mobilisation des équipes locales et de l'appui des réseaux internationaux de compétences du Groupe.

Innovation

En phase avec les besoins de nos clients

Convaincus que l'innovation n'a de sens que si elle répond aux besoins de nos clients, nous avons renforcé en 2006 les liens entre nos équipes marketing et nos chercheurs. Plusieurs programmes de recherche font également l'objet d'un partenariat avec nos clients, gage supplémentaire d'adéquation à leurs besoins et de rapidité de développement. Les solutions innovantes déployées en 2006 dans le domaine du photovoltaïque, du verre ou du traitement de surface de matières plastiques, par exemple, illustrent bien cette démarche.

Industriel Marchand
Dynamique de croissance

Alimentaire et pharmacie

Un même impératif de qualité et de sécurité

Ces deux secteurs fabriquent des produits que nous consommons pour nous alimenter et nous soigner, d'où les exigences particulièrement fortes de qualité et de sécurité auxquelles ils sont soumis. Dans de nombreux pays, la réglementation impose une traçabilité des produits tout au long de la chaîne de fabrication.

Dans le domaine de l'alimentaire, s'ajoutent à ces contraintes deux autres facteurs qui obligent les industriels à adapter en permanence leurs procédés : le renouvellement rapide des produits et l'optimisation des coûts. Pour répondre à l'évolution des besoins des industriels agroalimentaires, Air Liquide propose, sous la marque Aligal, des solutions adaptées à chaque filière : produits laitiers, carnés, de la mer, pâtisserie, boissons... Ces solutions sont principalement liées à la maîtrise de la chaîne du froid, à la conservation des produits frais ou secs et à la carbonatation des boissons gazeuses. Elles incluent la fourniture de gaz, les équipements de mise en œuvre et un important volet services : traçabilité, contrôle des paramètres de production, télégestion, etc. En 2006, Aligal a remporté plusieurs succès, notamment en Europe dans le domaine des boissons et de la surgélation de crèmes glacées et de plats préparés. Plusieurs projets sont en cours de développement en Asie, en particulier en Chine.

Air Liquide adopte une approche similaire pour ses clients de l'industrie pharmaceutique avec l'offre Phargalis. En 2006, le Groupe a initié le développement de nouvelles solutions dédiées aux biotechnologies, secteur de cette industrie qui connaît actuellement la croissance la plus forte.



Saveurs nouvelles et textures aérées inédites : l'azote liquide intéresse les grands chefs. Air Liquide a conçu une offre spécifique pour ces pionniers de la gastronomie moléculaire : Aligal Culin'Air. Le Groupe invite certains d'entre eux à exercer leur créativité en la matière dans la cuisine expérimentale du Centre de Recherche, près de Paris. Objectif : proposer ces recettes au grand public en étudiant leur adaptation à l'industrie agroalimentaire.



AIR LIQUIDE À **SINGAPOUR**

Un pas de plus dans la pharmacie mondiale

Le nouveau contrat signé avec un acteur majeur de la pharmacie mondiale, pour sa toute nouvelle unité de Singapour, est un succès collectif. Fin 2005, quand l'équipe de SOXAL, filiale d'Air Liquide à Singapour, a connaissance du projet d'usine de ce client important d'Air Liquide, elle contacte le marketing Groupe à Paris. Air Liquide fournit déjà avec succès une unité similaire en Europe. La collaboration entre les trois équipes se met alors en place et porte ses fruits : fort de la parfaite connaissance des besoins du client en Europe et de la proximité développée avec celui-ci, Air Liquide est à même de proposer la solution la plus adaptée au site de Singapour. Ce succès renforce la position du Groupe dans le secteur pharmaceutique de Singapour qui prévoit de doubler son activité d'ici à 2014.

Automobile et fabrication

Une offre toujours plus performante

Les grandes tendances qui orientent le marché automobile depuis quelques années se sont accentuées en 2006 : réduction des émissions polluantes, sécurité accrue, part croissante de l'électronique, matériaux plus techniques comme les polymères, l'aluminium ou les aciers à haute limite élastique*. Autant d'évolutions porteuses de croissance pour les gaz au travers de nouvelles solutions conçues par Air Liquide.

En matière d'environnement, par exemple, la contribution des gaz intervient à plusieurs niveaux. Pour le traitement thermique des pièces métalliques (transmission, injection), la solution ALNAT de trempe gazeuse* sous pression d'azote rencontre un franc succès : elle remplace avantageusement les procédés traditionnels de trempe en bain d'huile. Quant à l'argon, il participe à la fabrication des filtres à particules en carbure de silicium qui équipent un nombre croissant de véhicules diesel en Europe. Dans le domaine du contrôle de procédé et de l'analyse, le Groupe a également mis au point une offre dédiée qui utilise des mélanges gazeux de haute technicité afin de répondre aux normes de contrôle des émissions des véhicules (par exemple, les normes européennes Euro 4 et 5*).

Pour les procédés de soudage-coupage, omniprésents dans l'automobile et d'une façon plus générale dans tous les procédés d'assemblage et de transformation métallique, Air Liquide conçoit des solutions novatrices et développe des technologies faisant appel à la robotisation ou au laser permettant d'accroître la vitesse et la qualité du soudage. Une nouvelle offre de laser hybride, associant le laser à un procédé classique de soudage, a été lancée en 2006 et a fait l'objet d'un premier contrat en Finlande. Celle-ci renforce et complète notre solution LASAL, destinée aux applications laser. Air Liquide met également en place des offres de service originales et à valeur ajoutée pour augmenter la productivité des opérations de soudage. C'est le cas du service Cap, fondé sur un système innovant de gestion d'indicateurs d'un atelier de soudage. Il est développé en France et au Canada et en cours de déploiement en Europe.

AIR LIQUIDE EN **ROUMANIE**

Aker Yards choisit Air Liquide

Les chantiers navals de Braila et Tulcea, en Roumanie, appartiennent au constructeur naval norvégien Aker Yards, n° 1 européen et n° 4 mondial du secteur. Sur ces deux sites spécialisés dans les ferries, les navires marchands et offshore, la priorité est claire : améliorer la sécurité des ouvriers et la productivité.

Air Liquide a proposé à Aker Yards une approche globale des deux chantiers fondée sur un diagnostic préalable conduit par des spécialistes européens du Groupe.

La pertinence du diagnostic et des solutions proposées, notamment en termes de formation du personnel et de refonte du mode d'approvisionnement des gaz, ont séduit Aker Yards, qui a confié à Air Liquide la fourniture de la totalité des gaz de soudage et services pour les deux sites. Le Groupe construira également une unité d'acétylène dont il assurera entièrement la gestion.




DÉVELOPPEMENT DURABLE

ENVIRONNEMENT

ALIX : le plomb en moins, la qualité en plus

Confrontés à l'interdiction progressive du plomb, élément toxique, dans les opérations de soudage, les industriels de l'assemblage électronique doivent trouver des solutions pour éviter les risques d'oxydation liés à l'usage d'alliages de substitution. Dans ce contexte, la solution d'inertage à l'azote ALIX, proposée par Air Liquide, rencontre un succès grandissant, d'autant qu'elle revient moins cher que les techniques traditionnelles tout en améliorant la qualité du produit fini. Plusieurs centaines d'applications ALIX sont déjà installées en Europe et aux États-Unis. Cette solution se développe fortement dans l'est de l'Europe et en Asie, notamment en Thaïlande.
ALIX a reçu aux États-Unis en 2006 le prix de l'Innovation Technologique décerné par le jury du salon de l'assemblage de composants électroniques, APEX, qui s'est tenu en Californie.

Traçabilité

Les moindres mouvements de bouteilles...

Assurer le suivi de millions de bouteilles est essentiel pour Air Liquide, non seulement du point de vue des ventes de gaz ou de la gestion des actifs, mais aussi pour des questions de qualité et de sécurité. C'est particulièrement vrai dans l'alimentaire et la pharmacie, deux secteurs soumis à des réglementations strictes en matière de traçabilité. Expérimenté avec succès par Carbagas, filiale du Groupe en Suisse, SERVITRAX est un système innovant de suivi individuel de chaque bouteille. Grâce à des outils de lecture informatisée, il permet d'enregistrer tout le circuit de chaque bouteille : remplissage, livraison, retour, maintenance, etc. Les clients apprécient les bénéfices qui en découlent, notamment une facturation plus détaillée, un meilleur suivi des stocks, une connaissance plus précise de leur consommation, sans oublier, bien sûr, la conformité avec les exigences légales de traçabilité. SERVITRAX devrait être prochainement déployé en Europe.

Technologie et recherche

Sous le signe de la lumière

ALUX, la bien nommée, est une nouvelle offre Air Liquide dédiée au marché de la lumière, ou plus exactement de l'optoélectronique. Ce domaine en très forte croissance regroupe trois grands secteurs : l'industrie photovoltaïque qui produit principalement les cellules solaires qui transforment la lumière en énergie, les fibres optiques qui transportent l'information sous forme de lumière et les diodes électroluminescentes – ou LEDs – qui émettent de la lumière à partir d'un faible courant électrique. Lancée en 2006, la gamme de produits et services ALUX vient conforter l'action du Groupe sur ce marché.

L'industrie photovoltaïque est portée par l'intérêt grandissant pour l'énergie solaire un peu partout dans le monde. En ligne avec sa politique de développement durable, Air Liquide contribue à l'essor de cette technologie de pointe avec, dans ce secteur, une forte progression des ventes. En 2006, le Groupe a enregistré de nombreux succès avec des fabricants de cellules solaires, notamment en Europe et en Asie. En Allemagne, pays moteur dans ce domaine, Air Liquide a continué sur la lancée des réussites de 2005, et signé de nouveaux contrats avec des acteurs clés de la filière solaire. Parmi les autres pays impliqués dans ces succès européens, on peut citer l'Espagne et la France. L'Asie mise aussi sur le solaire : la croissance annuelle de la production de cellules photovoltaïques est de l'ordre de 200 % en Chine, un pays où Air Liquide a remporté plusieurs contrats en 2006. À Taïwan, plusieurs contrats ont été signés avec des acteurs majeurs du photovoltaïque. Le Groupe a également renforcé sa présence, avec l'offre ALUX, aux Philippines. Il intervient aussi en amont de la chaîne de fabrication des cellules solaires, comme l'illustrent les contrats remportés dans le monde pour la fourniture de solutions gaz à des fabricants de polysilicone de qualité solaire, substrat de base des cellules photovoltaïques.

Matériaux et énergies

Un intérêt grandissant pour les solutions gaz

Métallurgie, industrie du verre etc. Dans ces secteurs, les attentes des clients sont particulièrement fortes en matière de réduction des coûts énergétiques et de respect des règles environnementales. Or, très souvent, il existe une réponse gaz à ces besoins. Ainsi, les procédés d'oxycombustion, utilisant l'oxygène pur ou l'air enrichi en oxygène, présentent de nombreux avantages : ils diminuent de façon drastique la consommation d'énergie, améliorent le rendement des fours et permettent d'augmenter la capacité des installations avec un investissement limité. De plus, ces procédés ont un impact très positif sur l'environnement. En effet les émissions de gaz carbonique et d'oxydes d'azote sont fortement réduites. En 2006, l'offre d'oxycombustion a connu une progression importante dans les économies développées, avec notamment la signature d'un important contrat pour alimenter un four de verre plat *float* mais aussi dans les économies émergentes.

La hausse des coûts du pétrole a également eu un impact très positif sur l'ensemble des activités pour les sociétés de services pétrolières, qui cherchent à augmenter la production des puits en utilisant la technique du *fracking* des puits de pétrole ou de gaz, un domaine dans lequel le chiffre d'affaires d'Air Liquide progresse fortement. Lorsque les puits arrivent en fin de vie, l'injection d'azote ou de gaz carbonique à haute pression permet de fissurer la roche en profondeur et de récupérer un volume supplémentaire d'hydrocarbures. Cette activité est particulièrement dynamique au Canada, aux États-Unis et en Afrique.


DÉVELOPPEMENT
DURABLE

ASPAL : une eau plus propre à moindre coût

Le renforcement des normes de rejets des eaux usées, l'accroissement de l'activité industrielle et le changement des procédés de fabrication sont autant de facteurs susceptibles d'augmenter les coûts de traitement des eaux usées. Pour répondre à ces enjeux, les solutions ASPAL d'optimisation de traitement des eaux deviennent de plus en plus incontournables. Aux États-Unis notamment, la capacité de production d'une usine de boisson ayant fortement augmentée, celle-ci n'était plus en mesure de traiter ses effluents. Air Liquide a alors installé des équipements TURBOXAL pour injecter de l'oxygène pur dans la station d'épuration des eaux usées. Cette solution a permis au client d'améliorer la qualité du traitement de ses effluents, tout en augmentant sa capacité de 20 % et en réduisant ses coûts de plus de 30 % par an sans investissement supplémentaire.

Autre tendance qui se confirme : un nombre croissant de clients ne formule plus sa demande en termes de quantité de gaz à fournir mais de qualité du produit fini. Le cas du contrat signé avec Vallourec pour son site de Haumont, dans le nord de la France, en est une bonne illustration. L'unité fabrique des tubes métalliques qui subissent un traitement thermique sous atmosphère gazeuse afin d'atteindre des spécifications précises quant à la qualité de surface et à la composition chimique du métal. Air Liquide a décroché en 2006 un contrat de sept ans dans lequel il s'engage sur la qualité finale des tubes produits et non sur la quantité ou la formulation exacte du mélange gazeux injecté dans le four. Il s'engage aussi à une continuité de fourniture 7 jours sur 7 et 24 heures sur 24.



INNOVATION Plus propre, plus performant... et moins cher !

Les emballages alimentaires plastiques souples sont fréquemment des multicouches constituées de plusieurs matériaux élémentaires assemblés et imprimés, dont des films plastique. Dans les procédés classiques de fabrication, on applique souvent sur les films une couche primaire d'adhérence. Une étape coûteuse et nuisible pour l'environnement, car elle émet des composés organiques volatils. Air Liquide a mis au point un procédé de fonctionnalisation de surface qui rend cette opération inutile. L'efficacité de cette innovation à base de plasma* d'azote est telle que l'on peut même imprimer avec des encres photopolymérisables qui ne contiennent pas de solvant organique. Les premières unités industrielles ont été installées en 2006 chez des clients en Allemagne.

Artisans et distributeurs

Une multitude de clients au cœur de la vie quotidienne

Ils sont plombiers, garagistes, réparateurs... Les artisans interviennent de mille et une façons dans notre vie quotidienne et, bien souvent, utilisent du gaz en bouteilles pour le soudage ou le coupage de métaux. Leurs attentes sont spécifiques : ils ont besoin de produits polyvalents, pratiques et sûrs d'utilisation, peu encombrants et faciles à transporter au gré de leurs déplacements. Air Liquide innove de façon permanente pour leur proposer des bouteilles qui répondent à ces exigences. La tête de bouteille Minitop, lancée il y a deux ans à destination des artisans, comporte un robinet à détendeur intégré et un chapeau au design ergonomique. Cette innovation offre une meilleure sécurité et équipe déjà plus de 50 000 bouteilles en Europe, avec un développement progressif au niveau mondial. Quant à la gamme de petites bouteilles Air Liquide (2,5 à 11 litres), elle continue à enregistrer une forte croissance, notamment grâce au succès des postes à souder Rollerflam et Oxyflam qui les intègrent.

Air Liquide travaille sans cesse à améliorer la mise à disposition de ses produits, afin qu'ils soient accessibles de façon continue, simple et immédiate. En effet, les artisans constituent une population de clients à la fois nombreuse et très dispersée. En matière de réseau de distribution, chaque pays a sa particularité. Le Groupe donne à chacun les moyens de mettre en œuvre une politique de distribution adaptée au marché local. À noter que les réseaux de distribution Air Liquide proposent également, outre les gaz industriels destinés aux artisans, toute une gamme de gaz dédiés à des applications spécifiques, notamment pour l'alimentaire ou la plongée.



En 2006, le Groupe a lancé en France un nouveau produit grand public, Balloon Star, avec une campagne publicitaire à la télévision. Il s'agit d'une station de gonflage de ballons à l'hélium qui comporte un gonfleur et 40 ballons. Le kit est distribué dans les grandes et moyennes surfaces et dans les magasins spécialisés.



ENTRETIEN AVEC Kim Denney

Directeur Air Liquide America LP (gaz en bouteilles et réseau de distributeurs)

Parlez-nous d'ALNET...
C'est le nom de notre réseau de distributeurs indépendants. Ils achètent nos molécules et les conditionnent dans leurs propres bouteilles qu'ils livrent ensuite à leurs clients, par exemple des artisans. Depuis un an, nos ventes à ALNET sont en forte croissance et représentent environ la moitié de notre chiffre d'affaires gaz en bouteilles et distributeurs.

ALNET n'est-il pas un concurrent de votre propre activité "bouteilles" ?
Non, il est complémentaire. Le fait d'avoir un réseau de distribution fort nous permet d'atteindre plus d'utilisateurs de gaz. Historiquement, les distributeurs indépendants ont toujours eu un poids important aux États-Unis, notamment pour des raisons géographiques. Transporter des bouteilles sur de très longues distances n'est pas rentable, c'est pourquoi nos centres de conditionnement de gaz en bouteilles sont situés dans les zones à forte concentration industrielle. Mais il y a quantité d'autres utilisateurs répartis dans ce vaste marché ! Ils préfèrent souvent traiter avec des fournisseurs locaux, comme les distributeurs ALNET.

Quel est le secret de la réussite d'ALNET ?
C'est d'abord l'implication et l'énergie de nos équipes. Elles ont étudié la rentabilité et les lignes de produits de chaque distributeur. Nous avons également concentré nos efforts sur l'élaboration d'une offre cohérente de produits et services et développé une image forte qu'ils apprécient. Et ça marche : nombre d'entre eux sont fiers de dire qu'ils sont un "distributeur Air Liquide".

Des carburants propres sans soufre grâce à l'hydrogène

Des unités de production respectueuses de l'environnement


Un acier élaboré grâce à l'oxygène

Contribuer à la protection de l'environnement

Grande Industrie

Air Liquide fournit aux grands industriels du raffinage, de la chimie, de l'énergie et des métaux, les gaz indispensables à leurs procédés. Le Groupe développe de nouvelles solutions gaz et énergie **pour améliorer leur productivité et pour rendre leurs unités de production plus respectueuses de l'environnement.**

2922
millions d'euros de chiffre d'affaires

30 %
du chiffre d'affaires Gaz et Services

Présence

Bassins industriels et réseaux de canalisations

Nous continuons à renforcer notre présence dans de grands bassins industriels dans les pays occidentaux : signature de nouveaux contrats, création d'unités de production de gaz supplémentaires, extension des réseaux de canalisations… Deux avancées de l'année 2006 illustrent bien cette stratégie. Dans le port d'Anvers, en Belgique, nous avons décidé de doubler la capacité de notre unité de production d'hydrogène pour satisfaire la demande croissante des industriels du plus grand bassin chimique européen. Aux États-Unis, le démarrage de l'unité hydrogène de Bayport, au Texas, a doublé la capacité du réseau de canalisations du Groupe le long du Golfe du Mexique, haut lieu du raffinage et de la pétrochimie en Amérique du Nord.

Conquête

Métaux et chimie : le duo gagnant des nouvelles géographies

Dans les pays à économie émergente, la forte demande en biens industriels de base dynamise les secteurs de la sidérurgie, de la métallurgie et de la chimie. La croissance de l'économie chinoise, en particulier, reste très élevée. Nous mettons tout en œuvre pour tirer parti de ce mouvement : en 2006, nous avons enregistré de grands succès en Chine aussi bien dans la sidérurgie que dans la chimie. Nous avons aussi opéré de nouvelles avancées dans l'est de l'Europe, en Bulgarie et Roumanie notamment, et consolidé nos bases au Moyen-Orient. L'Amérique Latine n'est pas en reste comme en témoignent les grands contrats enregistrés dans le domaine de l'acier en Argentine et au Brésil.

Innovation

Forte croissance pour l'hydrogène

Les besoins des raffineries en hydrogène pour retirer le soufre des carburants sont considérables et la tendance à l'externalisation des approvisionnements auprès des spécialistes des gaz industriels se confirme. Résultat : nous enregistrons une très forte croissance de nos ventes d'hydrogène, en particulier aux États-Unis et en Europe. Cette augmentation est aussi en partie due à la demande de l'industrie chimique, également grosse consommatrice d'hydrogène mais aussi de monoxyde de carbone.



Grande Industrie
Dynamique de croissance

Hydrogène

Indispensable pour retirer le soufre des carburants

Porté par les nouveaux développements sur les marchés du raffinage et de la chimie, Air Liquide continue à enregistrer une progression rapide de ses ventes d'hydrogène. Elles sont passées de 650 millions d'euros en 2005 à plus de 830 millions en 2006 et devraient dépasser 1 milliard en 2008. La demande augmente particulièrement vite de la part des raffineurs qui l'utilisent pour réduire la teneur en soufre des carburants afin de se conformer aux nouvelles réglementations environnementales qui s'appliquent progressivement aux État-Unis et en Europe. Aujourd'hui, les raffineries produisent encore environ 90 % de l'hydrogène qu'elles utilisent, mais l'augmentation des besoins conduit un nombre croissant d'entre elles à externaliser cette production. Le potentiel de croissance reste donc très important pour Air Liquide.
Aux États-Unis, par exemple, le chiffre d'affaires hydrogène du Groupe a doublé ces deux dernières années. Dans ce pays, l'année 2006 a été marquée par deux temps forts pour Air Liquide : le démarrage de l'unité de production d'hydrogène de Bayport, au Texas, et la signature d'un important contrat avec un grand acteur du raffinage en Californie. La nouvelle unité d'hydrogène en cours de construction renforcera la position du Groupe dans le bassin de San Francisco et lui permettra de répondre aux futurs besoins en hydrogène des industriels de la région.
Toujours dans le domaine des carburants propres, Air Liquide a également mis en service en 2006 deux grandes unités d'hydrogène en Europe : l'une en France, sur la plate-forme pétrochimique de la région de Marseille, l'autre en Italie, dans le complexe de raffinage de Priolo, en Sicile.

AIR LIQUIDE AUX **ÉTATS-UNIS**

Expansion du réseau hydrogène au Texas



Avec la mise en service, en juillet 2006, de la nouvelle unité de production d'hydrogène de Bayport, au Texas, Air Liquide franchit un pas de plus dans sa stratégie d'expansion des activités hydrogène dans cette zone. C'est l'une des plus grandes unités du Groupe dans le monde, avec une capacité de production de 110 000 m³/heure. Elle constitue un élément clé du renforcement du réseau hydrogène du Golfe du Mexique : une nouvelle unité de purification a été construite à Freeport et 37 kilomètres de canalisations supplémentaires ont été ajoutés entre Bayport et Texas City. Plus de la moitié de la production de cette nouvelle unité alimente une importante raffinerie à Sweeny, le reste permet de répondre aux besoins croissants des clients pétrochimiques actuels et futurs implantés le long du réseau.

Asie

Une année intense

Air Liquide a joué en 2006 sur tous les tableaux de la croissance asiatique, en particulier en Chine où l'économie continue à tourner à plein régime. En Grande Industrie, les moteurs de la croissance sont la chimie et la sidérurgie, avec une tendance de plus en plus marquée de la part des industriels à externaliser leurs approvisionnements en gaz. Le Groupe concentre son développement dans des zones économiques à fort potentiel, notamment dans les régions de Beijing-Tianjin-Shandong au nord et dans le grand Shanghai à l'est.

Près de Tianjin, Air Liquide a remporté en 2006 deux succès importants dans la chimie, avec Tianjin Soda et LG Bohai, pour la fourniture de gaz de l'air. La sidérurgie connaît elle aussi un très fort développement à Tianjin : Air Liquide a signé deux contrats portant sur des unités similaires de production de gaz de l'air de 700 tonnes/jour avec De Long Steel et Zong Heng Steel. Les deux projets ont été menés à bien dans des délais particulièrement serrés et dans un contexte très concurrentiel. Ces conditions tendent à se généraliser en Chine et incitent le Groupe à faire preuve de toujours plus de réactivité et d'innovation dans la conception de son offre.

Air Liquide a également développé son activité dans le parc chimique de Caojing, près de Shanghai, via la coentreprise SCIPIG (50 % Air Liquide, 50 % Praxair). Après le démarrage, en 2005, d'une unité de production d'hydrogène pour approvisionner de grands clients internationaux par canalisations, SCIPIG a été choisi par Bayer pour alimenter en gaz de l'air sa nouvelle usine de polymères, molécules de base des matières plastiques.

Parmi les succès asiatiques, on retiendra aussi un important contrat de gaz de l'air signé avec Shell pour son complexe pétrochimique de Singapour.

AIR LIQUIDE EN **CHINE**

Tianjin, bassin à fort potentiel et contrat gaz en " coal to chemical "

Située à 120 kilomètres au sud-est de Pékin, la zone de Tianjin est un pôle de développement économique important du pays. Air Liquide, dont la première opération sur place remonte à 1997, s'y développe fortement. Parmi les succès de 2006, la signature d'un contrat de co-entreprise avec Tianjin Soda Plant, filiale de Tianjin Bohai Chemical, constitue une avancée majeure. Aux termes de ce contrat, la coentreprise mettra en place deux grandes unités de séparation d'air de 2 000 tonnes d'oxygène/jour afin de fournir Tianjin Soda et d'autres entreprises du parc industriel de Lingang. Après plusieurs ventes d'équipements, cette installation de taille significative est la première référence de « coal to chemical » en ventes de gaz en Chine. En effet, l'oxygène et l'azote gazeux serviront à gazéifier du charbon pour produire un mélange d'hydrogène et de monoxyde de carbone destiné à différentes unités chimiques.


LIQUIDE
LOX

Moyen-Orient

De nouvelles avancées dans les pays du Golfe

Au Moyen-Orient, de nombreux projets sont en cours de développement pour transformer localement le gaz naturel et le pétrole en produits à plus forte valeur ajoutée. L'année 2005 avait donné le coup d'envoi de premières concrétisations pour Air Liquide dans cette partie du monde, notamment via la création de coentreprises avec des partenaires locaux à Oman et au Qatar pour créer des unités de production de gaz et initier des réseaux de canalisations. ALSIG, la coentreprise fondée à Oman, a commencé en 2006 à fournir de l'azote par canalisations à des raffineries du bassin de Sohar. Au Qatar, la coentreprise GASAL est en train de construire une unité de gaz de l'air et en exploite une autre qui approvisionne un premier client en oxygène dans le bassin de Messaied.

2006 est également l'année de l'implantation d'Air Liquide au Koweït : le Groupe a signé un contrat de vingt ans entre sa filiale Shuaiba Oxygen, également une coentreprise, et la société Equate Petrochemical Company. Shuaiba Oxygen alimentera en oxygène, azote et air comprimé le nouveau site pétrochimique d'Equate à Shuaiba. Equate est elle-même une co-entreprise entre Dow Chemical et des partenaires koweïtiens. L'unité de gaz de l'air qui sera construite pour honorer ce contrat sera mise en service en 2008.

AIR LIQUIDE EN **ARGENTINE**
Siderar : la confiance renouvelée



Siderar est le leader de l'industrie sidérurgique en Argentine. Air Liquide accompagne depuis de longues années le développement de son site de San Nicolás, au nord de Buenos Aires, considéré comme l'un des plus compétitifs au monde. En 2006, Siderar a renouvelé pour quinze ans sa collaboration avec Air Liquide en élargissant les accords existants. Air Liquide s'est engagé à livrer 1 900 tonnes/jour d'oxygène ainsi que de l'azote, de l'argon et de l'air comprimé. Pour cela, il a mis en place sur le site une nouvelle unité de gaz de l'air qui complète l'installation existante. C'est la troisième unité installée sur le site en moins de trois ans.

Amérique latine

Des marchés dynamiques

L'Amérique latine est une autre zone d'économie émergente où Air Liquide a conforté ses positions en 2006, notamment sur le marché de l'acier. Le Groupe a effectué une percée importante au Brésil : dans le cadre d'un consortium dont il est le leader, il a signé un contrat d'approvisionnement de gaz de l'air avec CSA, nouvelle filiale de ThyssenKrupp dans ce pays. Ce contrat se traduira par la construction de deux usines d'une capacité de 1 600 tonnes/jour chacune. En Argentine, le Groupe a renforcé son partenariat avec Siderar. Le Groupe a également investi dans une unité de séparation d'air de 750 tonnes/jour à Trinidad et Tobago pour répondre à l'accroissement de la demande de ses clients existants, comme Mittal, ainsi que pour alimenter Nu-Iron, filiale de Nuccor.

Taille des unités de production


petite
moyenne
grande
Gaz de l'air
300 t/d O_2
300 to 600 t/j N_2
2000 t/d O_2
2000 to 4000 t/j N_2
4000 t/d O_2
4000 to 8000 t/j N_2
Hydrogène
20 000 Nm^3/h H_2
40 000 Nm^3/h H_2
100 000 Nm^3/h H_2
Monoxyde de carbone
5 000 Nm^3/h CO
10 000 Nm^3/h CO
30 000 Nm^3/h CO
t/j : tonnes par jour - Nm^3/h : normal mètre cube par heure

Europe de l'Ouest

De grands succès dans la chimie

En Europe de l'Ouest, Air Liquide a en 2006 accentué son ancrage dans de grands bassins chimiques. Il a décidé de doubler la capacité de production d'hydrogène de son usine située sur le site de BASF, dans le port d'Anvers, en Belgique. La nouvelle unité répondra aux besoins accrus de BASF et d'autres grands noms de la chimie implantés dans les bassins d'Anvers et de Rotterdam, les plus importants d'Europe en chimie et pétrochimie. L'unité hydrogène existante est la plus grande du Groupe en Europe (100 000 m^3/heure). Mise en service en 2003, elle produit aussi du monoxyde de carbone depuis 2005.

Air Liquide a remporté deux contrats importants à Estarreja, au Portugal, avec Dow Chemical et CUF, déjà clients du Groupe pour de l'hydrogène. Dow Chemical consomme en outre du monoxyde de carbone. Pour accompagner les nouveaux développements de ces deux clients, le Groupe va construire une nouvelle unité de production d'hydrogène et monoxyde de carbone qui remplacera, avec une capacité accrue, les unités existantes.



Le 14 mai 2006, plus de 800 visiteurs ont été accueillis sur le site Air Liquide d'Anvers en Belgique, lors d'une opération "portes ouvertes" organisée dans le cadre des Journées de la chimie.

Sur le marché du pétrole et du gaz naturel en Europe de l'Ouest, on retiendra le démarrage de l'unité de production de gaz de l'air de Sannazzaro, dans le nord de l'Italie. Elle alimente une raffinerie du groupe pétrochimique ENI pour la gazéification de résidus pétroliers.

Air Liquide propose aussi à ses clients des solutions énergétiques particulièrement efficaces, basées sur le principe de la cogénération d'électricité et de vapeur, un fluide consommé en grande quantité par les industriels. La cogénération a un rendement énergétique supérieur de 15 à 20 % par rapport aux techniques de production séparée. En 2006, le Groupe a signé un contrat avec l'électronicien AMD pour l'extension de l'une de ses deux unités de cogénération de son site de Dresde, en Allemagne.


DÉVELOPPEMENT
DURABLE

ENGAGEMENT SOCIAL ET HUMAIN

Le programme *Io vivo d'aria* (je vis d'air) est une initiative d'Air Liquide Italie très appréciée des enseignants et des communautés locales. Il s'agit d'un programme de sensibilisation aux gaz industriels pour des élèves d'écoles primaires proches de l'unité Grande Industrie de séparation d'air de Priolo, en Sicile. Objectif : créer un échange positif entre les jeunes et Air Liquide. En 2005-2006, chaque classe a reçu un kit de matériel éducatif contenant des brochures, des affiches sur les gaz et l'environnement, et un CD-Rom avec des animations et des jeux interactifs. Point d'orgue du programme : la visite de l'unité de Priolo. Le programme *Io vivo d'aria* a permis à plusieurs centaines d'enfants de 9 à 11 ans d'appréhender concrètement l'activité de l'entreprise, ses valeurs de développement durable, et de mieux connaître les propriétés des gaz et leurs applications. Les employés du site de Priolo ont beaucoup apprécié les échanges avec les élèves, en particulier sur le thème de l'environnement. Des opérations similaires sont prévues dans d'autres régions d'Italie en 2007.


DÉVELOPPEMENT
DURABLE

Est de l'Europe

Succès en Bulgarie et Roumanie

Début 2007, la Bulgarie et la Roumanie ont intégré l'Union Européenne. Air Liquide est parfaitement en phase avec cet élargissement politique et économique : en 2006, le Groupe a poursuivi son avancée en Europe Centrale et de l'Est, tirant parti du fort potentiel de développement industriel des pays de la zone. Il a renforcé sa présence en Bulgarie avec deux grands contrats de vente de gaz de l'air. Le premier a été signé pour une durée de quinze ans avec Cumerio Med JSCo, afin d'alimenter son usine de production de cuivre de Pirdop, à l'est de Sofia. L'unité de production de gaz de l'air correspondante a démarré à l'automne 2006. Le second contrat a été signé avec Stomana, filiale bulgare du groupe grec Sidenor, avec lequel Air Liquide a développé une relation à long terme. Il porte sur la fourniture de gaz de l'air au site sidérurgique de Pernik, près de Sofia.
Le Groupe a également renforcé son implantation en Roumanie où il a commencé à alimenter en azote et hydrogène la nouvelle usine de verre plat de Saint-Gobain à Calarasi.

ENVIRONNEMENT

Des unités de production de plus en plus "propres"

Air Liquide innove constamment pour que ses unités de production de gaz aient un impact le plus faible possible sur l'environnement. Outre l'amélioration constante de l'efficacité énergétique des unités de gaz de l'air, le Groupe réduit progressivement la consommation d'eau du circuit de refroidissement de ces unités par la mise en œuvre de nouveaux procédés. Il a également engagé un programme de substitution des réfrigérants ayant un impact sur la couche d'ozone par des produits plus respectueux de l'environnement.



ENTRETIEN AVEC Pawel Leszczynski

Responsable développement Grande Industrie – Pologne

Pouvez-vous nous expliquer votre mission ?
Mon objectif est d'apporter de nouveaux contrats de gaz à long terme. L'économie polonaise se développe vite dans tous les secteurs, en particulier dans la sidérurgie. Les nombreux projets d'infrastructures et la production de voitures ou d'équipements ménagers stimulent la demande d'acier de haute qualité dont la fabrication requiert de grandes quantités d'oxygène, d'azote et d'hydrogène. Je suis également de très près les contrats en cours car les nouvelles opportunités apparaissent souvent chez des clients qui s'agrandissent ou modifient leur installation.

Vous avez récemment suivi une formation…
En 2006, j'ai participé avec d'autres collègues du monde entier à une formation spécialement conçue pour les chargés de développement de la Grande Industrie. Durant six semaines intensives, différents spécialistes du Groupe nous ont transmis des méthodes pour mieux cerner les besoins et les technologies de nos clients. Nous avons aussi approfondi notre connaissance des gaz et des applications Air Liquide au travers de visites de sites du Groupe et de clients. Autre enseignement clé : comment mieux répondre aux appels d'offres.

Qu'en avez-vous retiré ?
Ce stage m'a aidé à mieux organiser ma réflexion. Je suis davantage structuré dans ma démarche d'approche de clients potentiels. Je comprends mieux leur technologie et j'ai une meilleure connaissance de l'offre du Groupe. Avec ces cartes en main, mes propositions ont davantage de chances d'aboutir.

Près de 800 collaborateurs
chez nos clients dans les fabs



Demande très soutenue
pour nos gaz spéciaux
ultra purs

Forte croissance
de l'industrie des écrans plats

Accompagner nos clients avec nos technologies

Électronique

Ordinateurs, écrans plats, baladeurs numériques, téléphones portables… Les puces électroniques sont omniprésentes dans notre vie quotidienne. Air Liquide accompagne étroitement ses clients de l'Électronique **partout dans le monde avec des technologies de pointe et des services à très haute valeur ajoutée.**

864
millions d'euros de chiffre d'affaires

9 %
du chiffre d'affaires Gaz et Services

Présence

Renforcer les liens de partenariat avec nos clients clés

Dans le domaine Électronique, nous poursuivons notre stratégie d'approfondissement de nos relations avec nos grands clients qui sont au cœur de notre activité. Nous accompagnons leur croissance sur leurs sites existants mais aussi dans de nouveaux territoires géographiques.
Le renforcement du partenariat avec Hynix en est un bel exemple : en 2006, nous avons remporté un nouveau contrat sur son site d'Icheon en Corée du Sud, dans la foulée du succès de 2005 à Wuxi, en Chine. STMicroelectronics, Toshiba, AMD, Micron nous ont eux aussi renouvelé leur confiance au travers de nouveaux contrats aux quatre coins du monde.

Conquête

Nouveaux clients, nouveaux territoires

Outre les liens privilégiés que nous avons tissés au fil des ans avec de grands noms de l'Électronique, nous souhaitons aussi conquérir en permanence de nouveaux clients. Ce fut le cas en 2006 avec Intel, partenaire de Micron dans un projet sur les mémoires flash aux États-Unis. Nous avons été retenus pour la fourniture de gaz d'ultra haute pureté d'une nouvelle unité. La conquête se traduit aussi par le déploiement de certaines activités sur de nouveaux territoires : en 2006, nous avons ainsi décidé d'implanter une usine de fabrication d'équipements à Taïwan pour être plus réactifs face à la demande asiatique.

Innovation

À la pointe de la technologie et du service

L'Électronique est un domaine où l'innovation est reine. Elle fait partie intégrante de notre quotidien. Ainsi, au-delà des gaz ultra purs, nous proposons à nos clients de nouvelles molécules adaptées aux dernières technologies de fabrication des puces : c'est l'offre ALOHA, qui a décollé en 2006, dépassant nos objectifs de vente. Innover, c'est aussi savoir remodeler son offre pour l'adapter aux besoins des clients, comme dans le cas de Jumbo, une solution conçue pour les grosses consommations de gaz spéciaux qui remporte un franc succès. L'innovation concerne également les services : la coentreprise créée en 2006 au Japon avec Toshiba Nano Analysis constitue un pas de plus dans cette voie.

Électronique
Dynamique de croissance

Nouvelles molécules
L'offre ALOHA tient ses promesses

La course à la miniaturisation des puces est plus que jamais d'actualité : on compte désormais plus de 1 milliard de transistors dans une puce électronique, et ce nombre devrait être multiplié par 10 d'ici à 2010. Cet exploit est rendu possible par la mise en œuvre de nouvelles technologies de fabrication qui font appel à de nouveaux équipements et à des molécules innovantes. Air Liquide est partie prenante de cette évolution aux côtés des fabricants de semi-conducteurs et des équipementiers mondiaux : le Groupe propose aujourd'hui à ses clients des molécules de dernière génération - dites précurseurs avancés* - conçues sur mesure pour leurs nouveaux procédés. Cette offre de haute technologie, qui associe molécules et équipements de mise en œuvre, lancée en 2005 sous la marque ALOHA, a connu en 2006 un vrai décollage des ventes : le chiffre d'affaires a plus que doublé en l'espace d'un an. En parallèle, Air Liquide a continué à breveter de nouvelles molécules à un rythme soutenu. Une dizaine d'entre elles sont actuellement en phase de tests avancés chez de grands équipementiers.

Pour accompagner le déploiement mondial de cette offre, Air Liquide a créé des centres dédiés, les ALOHA Centers qui regroupent les opérations de production, d'analyse et de conditionnement des molécules. Outre le site pilote de Dallas au Texas, deux autres centres ont démarré en 2006 : à Fremont, dans la Silicon Valley aux États-Unis, et à Chalon-sur-Saône en France. Un troisième centre devrait voir le jour en 2007 au Japon.
Toujours dans le cadre de l'offre ALOHA, le Groupe conduit des travaux en partenariat avec des instituts de recherche comme le CEA-LETI, à Grenoble en France, qui compte parmi les plus grands laboratoires européens de recherche appliquée en microélectronique. Les travaux menés avec le CEA-LETI portent sur de nouveaux isolants destinés aux circuits intégrés de demain.

DÉVELOPPEMENT DURABLE



INNOVATION
Nom de code : SAM.24

Cette molécule au profil élégant est l'une des nouvelles stars de la gamme ALOHA. Elle répond au nom de code SAM.24. Sa spécialité ? Le dépôt de couches ultra minces d'oxyde de silicium (SiO_2) à basse température, une technologie critique pour la réalisation de transistors de 45 et 32 nanomètres (millionnièmes de millimètre). Issue de la recherche Air Liquide et protégée par un brevet, elle permet d'obtenir des films d'un très haut niveau de pureté. Après consultation de plus de 1 000 personnes travaillant dans le domaine des semi-conducteurs, SAM.24 s'est vu décerner par le magazine *EuroAsia Semiconductor* le prix Enabling Materials qui récompense un nouveau matériau particulièrement innovant dans l'électronique. Ce prix a été remis en juillet 2006 lors du salon Semicon West à San Francisco, aux États-Unis, le principal rendez-vous mondial de l'industrie des semi-conducteurs. SAM.24 est actuellement en phase d'évaluation industrielle chez divers équipementiers et dans plusieurs fabs.

Gaz spéciaux

Jumbo séduit les gros consommateurs


jumbo
jumbo
jumbo

Pour répondre de façon plus efficace à la forte hausse de la demande en gaz spéciaux* et capter plus de valeur sur ce marché, Air Liquide a centralisé sa politique d'achats, repensé son offre et réorganisé la chaîne logistique.

En effet, pour les fabs qui consomment des quantités importantes de gaz spéciaux, en particulier celles qui fabriquent des écrans plats, la livraison classique par bouteille n'est plus adaptée. Air Liquide a donc élaboré l'offre Jumbo, qui inclut l'approvisionnement de gaz par isocontainers de plusieurs tonnes, les installations de mise en œuvre sur le site et de nombreux services assurant la sécurité et la fiabilité jusqu'au point d'utilisation du gaz.

Lancée en 2005, cette gamme est devenue en 2006 un succès mondial, en particulier à Taïwan où les leaders de l'électronique et des écrans plats comme AUO, CMO, ProMos, Winbond ont adopté cette solution, mais aussi en Chine, en Corée, au Japon, à Singapour, aux États-Unis et en France. ST Microelectronics, qui a été le premier client du Groupe à choisir Jumbo, l'a déjà mis en œuvre sur trois de ses sites à Singapour et en France. L'offre Jumbo propose majoritairement du silane et du trifluorure d'azote et doit être prochainement élargie à d'autres gaz spéciaux comme l'ammoniac.

Côté logistique des gaz spéciaux, le renforcement des centres de conditionnement et/ou traitement, les Electronic Material Centers, confère au Groupe une maîtrise accrue en termes de qualité et de mise à disposition des gaz en bouteilles ou containers. Ces centres sont au nombre de 7 : 5 en Asie, 1 aux États-Unis et 1 en Europe.

ENTRETIEN AVEC **Hitomi Ishiguro**

Responsable des achats mondiaux de gaz spéciaux pour l'Électronique – Taiwan

Pourquoi une approche mondiale pour les achats de gaz spéciaux ?
Le marché électronique est mondial et nos clients sont des acteurs globaux qui exigent des spécifications identiques pour les gaz que nous livrons à leurs unités de production quel que soit le pays. Le fait de centraliser nos achats de gaz spéciaux nous confère un poids beaucoup plus important face à nos fournisseurs, ce qui nous permet de garantir à nos clients les prix les plus bas possibles tout en préservant les exigences de sécurité. La plupart des gaz spéciaux provenant d'Asie, l'équipe Air Liquide qui pilote ces achats est donc basée à Taiwan. Elle gère un portefeuille de plus de 70 molécules avec au moins 3 fournisseurs pour chacune d'elles.

En quoi le marché des gaz spéciaux est-il différent des autres ?
Les gaz spéciaux sont utilisés au cœur des procédés de fabrication de semi-conducteurs ou d'écrans plats. Ces industries en forte croissance ont des exigences extrêmes en matière de pureté et de fiabilité d'approvisionnement qui vont de pair avec une recherche permanente de réduction des coûts, conformément à la loi de Moore.

Quelles innovations avez-vous introduites ?
Nous recherchons constamment de nouvelles sources de gaz spéciaux. Nous avons ainsi récemment élargi notre éventail de fournisseurs en intégrant de nouvelles sources compétitives issues par exemple de Corée, de Chine ou de Russie.
Nous avons établi un programme de management de nos fournisseurs, assorti d'audits réguliers et nous entretenons une communication étroite avec eux, en particulier sur la base du suivi de leurs données de production. L'ensemble de ces actions nous a permis d'améliorer sensiblement les résultats de nos dernières négociations.


DÉVELOPPEMENT
DURABLE

INNOVATION
JAG innove dans le recyclage

Grâce à un procédé innovant mis au point par Japan Air Gases, le xénon peut désormais être récupéré à la sortie de la fab*, recyclé puis réutilisé. Cette solution est particulièrement intéressante quand on sait que ce gaz rare*, présent dans l'air à une concentration inférieure à 1/10 000000, est coûteux à produire en quantités, ce qui ne peut être fait que dans de grandes unités de séparation d'air. Le système développé par JAG n'implique pour le client aucune modification de process ni aucun coût supplémentaire. Une fois capturé puis purifié sur un site de JAG, le xénon recyclé est ensuite remis à disposition des clients avec un niveau de pureté identique à celui du xénon initial.

Équipements et installations
Une excellente année 2006

Les grandes sociétés électroniques ont réalisé d'importants investissements en 2006, soit pour augmenter les capacités de leurs unités existantes, soit pour en créer de nouvelles en franchissant généralement un seuil technologique, par exemple pour passer de wafers de diamètre 200 mm à 300 mm. Pour Air Liquide, cela s'est traduit par de nombreux succès de vente d'équipements et d'installations de distribution des gaz et liquides chimiques ultra purs. Afin de mieux répondre à la très forte augmentation de la demande asiatique et dans un souci de proximité avec ses clients, Air Liquide a décidé en 2006 d'implanter une unité de fabrication d'équipements dans le bassin électronique de Taichung à Taïwan. Ce nouveau site d'ALES (Air Liquide Electronics Systems) renforcera la réactivité du Groupe dans cette zone du nord-est asiatique où seront réalisés dans les dix ans à venir l'immense majorité des usines de production de semi-conducteurs et d'écrans-plats et plus de 80 % des investissements.



Ergonomiques, pratiques, tendance... En cinq ans, les baladeurs numériques au format de poche ont envahi notre univers. Il s'en est vendu environ 140 millions dans le monde en 2005, un chiffre qui devrait doubler d'ici à 2010. Au cœur de ces bijoux technologiques se trouvent des semi-conducteurs très particuliers, les mémoires flash NAND. L'explosion du marché des baladeurs numériques entraîne une très forte demande pour ces mémoires et pour les gaz d'ultra haute pureté indispensables à leur fabrication. Début 2006, Micron et Intel, deux géants des semi-conducteurs, ont créé une co-entreprise (IMFT) entièrement dédiée aux mémoires NAND. Air Liquide s'est organisé pour répondre aux besoins croissants de ce fabricant et plus généralement de ce marché avec une offre complète d'équipements et services.



Services

Plus de 800 personnes Air Liquide au sein des fabs

La proximité client n'est pas un vain mot pour les équipes Électronique d'Air Liquide : plus du tiers des effectifs, soit environ 800 personnes, sont totalement intégrées aux équipes des clients dans le monde entier. Elles assurent la gestion complète de la mise en œuvre des fluides ultra purs dans les fabs (Total Gas and Chemicals Management) et apportent de nombreux services complémentaires, notamment en matière d'expertise analytique. L'offre de services progresse de façon continue. Ainsi, en 2006, de nouveaux contrats de TGCM* ont été signés avec AMD à Dresde, en Allemagne, et avec Micron à Lehi, aux États-Unis.

Le système d'information Fabnet, mis au point par Air Liquide pour piloter en temps réel la chaîne d'approvisionnement de tous les produits entrant dans la fab*, a été adopté par STMicroelectronics et déployé sur cinq de ses sites mondiaux en 2006. Cette solution à fort contenu technologique constitue un outil de reporting très efficace pour le client qui a accès à toutes les données via des portails Intranet et Internet.

AIR LIQUIDE AU **JAPON**

Plus loin dans le service

Au Japon, Japan Air Gases a saisi en 2006 une opportunité d'élargissement de son offre de services à travers la création d'un partenariat avec Toshiba Corporation. JAG a acquis 51 % de TNA (Toshiba Nano-Analaysis), entité de Toshiba spécialisée dans l'analyse et l'évaluation des matériaux destinés à l'électronique et à d'autres industries avancées, des secteurs qui ont en commun une très forte croissance et des besoins en services de haute technologie. Dans sa nouvelle configuration, TNA a pour ambition de devenir un acteur de premier plan dans son domaine, au Japon et sur les marchés asiatiques.



Un univers en mouvement

De nouveaux projets partout dans le monde

Air Liquide a su tirer parti du dynamisme de l'industrie électronique mondiale en 2006. Il a enregistré de nombreuses signatures de contrats de gaz vecteurs* partout dans le monde. Le Groupe a notamment renforcé son partenariat avec le coréen Hynix, numéro deux mondial dans le domaine des mémoires. Air Liquide a signé un accord de dix ans pour approvisionner en azote de ultra haute pureté sa nouvelle fab 300 mm d'Icheon, en Corée du Sud. Quelques mois auparavant, il avait mis en service l'unité de gaz vecteurs ultra purs qui alimente le site de la coentreprise Hynix-STMicroelectronics à Wuxi, en Chine. Air Liquide est également fournisseur d'Hynix pour ses autres fabs coréennes à Chungju et son unité d'Eugene, dans l'Oregon aux États-Unis. En Europe, AMD a choisi le Groupe pour alimenter en gaz vecteurs sa fab de dernière génération (fab 38) à Dresde, en Allemagne.

Air Liquide accompagne également de jeunes entreprises innovantes qui connaissent un fort développement. C'est le cas de Soitec, une jeune pousse française. Cette société a mis au point une technologie de fabrication des plaques de silicium qui améliore leurs propriétés électriques et permet aux fabricants de puces de les faire fonctionner à plus haute fréquence. Air Liquide, qui alimente le site de Soitec près de Grenoble, a été sélectionné pour l'approvisionnement en gaz ultra purs de sa future unité de production de Singapour, la première en Asie.



Dix-sept mois à peine séparent ces deux photos. Un temps record pour la construction des deux fabs jumelles de la coentreprise Hynix-STMicroelectronics à Wuxi, près de Shanghai, en Chine, où Air Liquide a été choisi comme partenaire pour les gaz de ultra haute pureté. Dès l'inauguration le 28 avril 2005, Hynix-STMicroelectronics annonçait son projet de doubler la capacité du site à très court terme (six mois). Cet exemple illustre parfaitement la vitesse d'évolution du monde électronique en Asie. Air Liquide relève le défi et met tout en œuvre pour répondre à cette exigence élevée de rapidité et de réactivité.


AMD
World Class Supplier
2005
Achievement Award
Presented to
AIR LIQUIDE
In recognition of superior supplier
performance to AMD.

En septembre 2006, AMD a remis à Air Liquide le trophée de la performance 2005, le "World Class Supplier Achievement Award", en reconnaissance de la qualité exceptionnelle de son service et de sa réactivité.



Rechercher et développer de nouveaux gaz médicaux


Un service de soins à domicile, une hygiène parfaite
PREMIERS SECOURS
A
S
E
P
FIRST-AID KIT
L'oxygène, le gaz de la vie

De l'hôpital au domicile, être présent chaque jour à vos côtés

Santé

Air Liquide, spécialiste des gaz médicaux et des soins respiratoires à l'hôpital comme au domicile des patients, développe de nouvelles applications thérapeutiques, des gaz et des services. **Ses équipes sont à pied d'œuvre pour renforcer sa position d'acteur majeur dans le secteur de la santé.**

1478
millions d'euros de chiffre d'affaires

16 %
du chiffre d'affaires Gaz et Services

Présence

Accroissement des parts de marché et efficacité

Nous poursuivons notre stratégie de renforcement de nos positions dans les pays où nous sommes déjà présents, en particulier en Europe. Les acquisitions menées en 2006 dans les soins à domicile en Allemagne et dans l'hygiène en Italie en sont de bons exemples. Nous avons également fait évoluer nos organisations dans plusieurs pays (Canada, Italie...) pour gagner en efficacité dans la gestion administrative des dossiers-patients, un volet qui prend une importance croissante dans les métiers de la santé, notamment dans les soins à domicile. Toujours dans le registre de l'efficacité, nous avons commencé à déployer un système informatique européen dédié aux soins à domicile.

Conquête

De nouveaux territoires

Même en Europe, où nous sommes leader dans le domaine de la santé, il reste des secteurs où nous pouvons nous développer. Dans les soins à domicile, par exemple, nous avons fait en 2006 une première acquisition en Suède et nous avons démarré une activité en Pologne. L'Asie est un grand marché du futur : nous avons ouvert un bureau en Chine, à Shanghai, et nous travaillons avec l'agence chinoise du médicament sur l'enregistrement de plusieurs gaz médicaux. L'Amérique latine connaît aussi une bonne croissance : notre chiffre d'affaires y progresse sensiblement et l'ouverture de bureaux pour nos activités d'hygiène et de matériel médical vise à renforcer ce dynamisme.

Innovation

Gaz thérapeutiques et nouveaux services

Amorcée en 2001, notre stratégie de développement des gaz thérapeutiques est aujourd'hui bien en place : trois nouveaux médicaments gazeux sont commercialisés dans plusieurs pays d'Europe et se déploient progressivement à l'échelle du continent. Un quatrième devrait être lancé fin 2007. Nous innovons aussi dans le service, par exemple en explorant de nouvelles pistes comme l'hospitalisation à domicile ou en proposant des solutions de pointe pour la cryoconservation des tissus biologiques. Ces avancées dans le domaine des médicaments gazeux et du service s'accompagnent du développement d'équipements médicaux innovants qui permettent leur mise en œuvre, tel Félix Dual, nouvel appareil qui dispense du xénon et du protoxyde d'azote pour l'anesthésie.

Santé

Dynamique de croissance

Gaz médicaux

Montée en puissance des gaz thérapeutiques

Du bloc opératoire à la chambre du patient, des urgences aux salles de réanimation, les gaz médicaux sont partout. Ils sont indispensables pour lutter contre l'insuffisance respiratoire, soulager la douleur, pratiquer une anesthésie ou opérer. Dans un nombre croissant de pays, ils ont le statut de médicament, ce qui fait des filiales de gaz médicaux d'Air Liquide des laboratoires pharmaceutiques avec toutes les exigences de qualité, pureté et traçabilité que cela implique. Outre l'oxygène et le protoxyde d'azote, omniprésents, Air Liquide développe depuis quelques années de nouvelles applications thérapeutiques. Trois nouveaux médicaments gazeux ont été lancés depuis cinq ans. Kalinox (analgésique), commercialisé en France depuis 2001, a fait ses premiers pas sur le marché espagnol en 2006. Il réalise dans ces deux pays d'excellentes performances. Pour Kinox (hypertension artérielle pulmonaire), également vendu en France depuis 2002, des autorisations de mise sur le marché sont demandées au niveau européen. Dernier lancement en date : le xénon médical, gaz anesthésique puissant, commercialisé en Allemagne en 2005. Il devrait lui aussi connaître rapidement un développement international. Pour accompagner cette stratégie d'expansion des gaz thérapeutiques, Air Liquide construit à Anvers (Belgique) un centre de production qui leur est dédié. Il devrait être opérationnel fin 2007. Le Groupe développe également de nouveaux équipements adaptés au travers de sa filiale Taema et poursuit des recherches sur des gaz thérapeutiques de nouvelle génération.

Parallèlement à la fourniture des gaz médicaux, Air Liquide apporte aux établissements hospitaliers de nombreux services visant à assurer la disponibilité permanente des gaz. Il assure la gestion du parc de bouteilles et la maintenance des installations. Des formations sont également dispensées au personnel soignant. Enfin, grâce à son expertise dans les réseaux de fluides médicaux, il participe fortement aux chantiers de constructions hospitalières (par exemple dans le cadre du plan hôpital 2007 en France).



AIR LIQUIDE EN **ESPAGNE**
Lancement réussi pour Kalinox

Après la France en 2001, le Luxembourg en 2002 et la Belgique en 2004, Kalinox a obtenu en 2006 l'autorisation de mise sur le marché en Espagne, où il a reçu un excellent accueil du milieu médical. Fin 2006, une dizaine de grands hôpitaux l'avaient déjà référencé. Kalinox est un médicament gazeux analgésique qui permet de prendre en charge la douleur provoquée par des actes médicaux de courte durée : ponction lombaire, suture, traitement des brûlures, soins dentaires à l'hôpital... Son effet cesse immédiatement après utilisation. Il s'adresse aussi bien aux adultes qu'aux enfants dès le plus jeune âge. D'où le succès qu'il rencontre, notamment dans les services de pédiatrie.

Le régulateur de vide Lagoon, développé par Taema, a reçu le Janus de la santé 2006 décerné par l'Institut Français du Design. Ce prix récompense l'efficacité et l'ergonomie de ce produit qui vient d'être lancé en France et sera prochainement exporté dans le reste du monde.



Matériel médical

L'ouverture de nouveaux territoires

L'offre du Groupe en matière de santé comporte aussi un volet équipements piloté par ses filiales Taema et Markos Mefar. Elles développent et commercialisent des systèmes de distribution des gaz médicaux ainsi que des matériels d'anesthésie, de réanimation, de ventilation et d'aérosolthérapie*. Depuis 2006, Taema et Markos Mefar travaillent dans une même *business unit* de matériel médical, afin de développer des synergies, notamment commerciales.


DÉVELOPPEMENT
DURABLE

L'activité a été soutenue en 2006, en particulier dans les pays émergents. Les appareils de réanimation Extend, par exemple, ont enregistré de bonnes performances en Inde et en Chine. Taema a également ouvert un bureau de représentation en Russie et au Brésil. Dans ce dernier pays, Air Liquide a remporté deux contrats importants pour la fourniture de 70 respirateurs de soins intensifs avec un groupement d'établissements hospitaliers privés. Le nouveau bureau de São Paulo améliorera la proximité avec les clients d'Amérique latine.

Les équipements et dispositifs de mise en œuvre des gaz médicaux ont également bénéficié en 2006 de nombreuses constructions d'hôpitaux dans les pays développés.

Cryoconservation

Plus loin dans le service

Les cellules sanguines ou tissus biologiques destinés à être utilisés ultérieurement à des fins thérapeutiques, de diagnostic ou de recherche, sont conservés à très basse température par cryoconservation* à l'azote liquide. Air Liquide conçoit et assure la gestion de salles de cryoconservation dans plusieurs pays d'Europe et a enregistré un premier contrat aux États-Unis en 2006. Le système informatique Cryosmart, développé par le Groupe pour le pilotage de ces salles, a été primé lors de la Journée de l'innovation Air Liquide 2006.

ENGAGEMENT SOCIAL ET HUMAIN

PARAGUAY

Des enfants qui retrouvent le sourire

Réparer gratuitement les fentes palatines ou autres malformations faciales d'enfants issus de familles démunies : tel est l'objectif de l'organisation humanitaire internationale Operation Smile. Quand une mission de ce type a été lancée récemment au Paraguay, la filiale d'Air Liquide, leader des gaz médicaux dans le pays, a immédiatement répondu présent et a fourni l'oxygène et l'équipement nécessaire aux opérations de chirurgie réparatrice.

Air Liquide Paraguay a ainsi apporté son expertise à une équipe de plus de 50 volontaires venus de six pays différents : chirurgiens plasticiens, anesthésistes, infirmières, pédiatres, dentistes, orthophonistes, etc. Grâce à ce travail d'équipe, les opérations se sont déroulées avec succès pendant cinq jours d'affilée à l'hôpital Ejército San Jorge, à Asunción, rendant littéralement le sourire à 142 enfants et adolescents.


Operación Sonrisa
Paraguay
Con 142
nuevas sonrisas queremos agradecer a todos los que hicieron posible este milagro.

Hygiène

Une préoccupation de tous les instants

L'hygiène est devenue une priorité des établissements de soins face au problème des maladies nosocomiales et à l'accroissement de la résistance aux antibiotiques. L'apparition, ces dernières années, d'épidémies d'envergure mondiale comme le SRAS ou la grippe aviaire viennent renforcer cette préoccupation. Le principal moyen de prévention réside dans une hygiène scrupuleuse des mains, des surfaces et de l'air ambiant. À cet égard, les hôpitaux ont mis en place des mesures draconiennes.

Numéro un de la désinfection hospitalière en Europe, Air Liquide propose une gamme complète de produits de désinfection au travers de ses filiales Anios et Schülke & Mayr. Toutes deux ont enregistré en 2006 de très bonnes performances, tant en Europe qu'à l'export. Les solutions hydro-alcooliques pour l'hygiène des mains, en particulier, ont connu un grand succès. Pour faire face au développement rapide du marché de l'hygiène, Anios a construit une nouvelle usine en France, près de Lille, qui a démarré fin 2006. Cette usine lui permettra de doubler sa capacité de production actuelle. Autre temps fort chez Anios en 2006 : l'acquisition de la société italienne Farmec, leader italien du marché des produits d'hygiène à l'hôpital.

La stérilisation des instruments chirurgicaux est également un autre moyen important de lutte contre les infections nosocomiales et un certain nombre d'hôpitaux ont fait le choix d'externaliser cette opération. Air Liquide leur propose ce service via sa filiale Omasa.

En matière d'hygiène, Air Liquide est tout aussi vigilant pour sa propre activité de soins à domicile. Tous les équipements de retour de chez les patients sont soumis à un processus très rigoureux de nettoyage et désinfection mis au point avec Anios et Schülke & Mayr. Une fois désinfecté, chaque matériel est contrôlé et mis sous film étanche pour prévenir tout risque de contamination. Cette démarche vise à assurer une protection maximale du futur patient utilisateur comme du personnel Air Liquide.



ENTRETIEN AVEC Andrea Docekal

Responsable du département Export de Schülke & Mayr – Vienne (Autriche)

Où se trouvent les opportunités de croissance dans votre secteur ?
Nous couvrons 24 pays en Europe de l'Est et au Moyen-Orient. En Europe de l'Est, nous avons une bonne part de marché et d'excellentes prévisions de croissance, en particulier dans l'activité dentaire et pour notre gamme d'antiseptiques Octenisept. Les perspectives sont également prometteuses en Turquie et au Moyen-Orient : Syrie, Liban, Iran, Arabie Saoudite et pays du Golfe Persique. Ce sont des marchés à fort potentiel, avec des hôpitaux souvent très bien équipés, mais qui ont des besoins importants en produits d'hygiène, services et formation.

Quels sont les défis dans ces pays ?
Chacun a ses propres systèmes et standards ou carences sans oublier d'immenses différences culturelles et politiques. Il faut beaucoup d'énergie et de temps, deux ans en moyenne, pour pénétrer dans un pays. Les portes s'ouvrent facilement mais peuvent se refermer tout aussi vite en cas de faux pas ! Il est essentiel de pouvoir s'appuyer sur un partenaire local de confiance : il facilite nos mouvements, l'accès aux hôpitaux, et l'établissement de relations avec les équipes médicales afin de voir comment les choses se passent sur le terrain. Cela nous permet de concevoir des solutions d'hygiène complètes et adaptées.

Qu'est-ce qui vous plaît dans ce travail ?
Au bout de dix ans, je le trouve toujours aussi passionnant… Il ne se passe pas un jour sans nouvelle opportunité. Le potentiel est tel que nous devons utiliser nos ressources de façon sélective. Mais quand on commence à voir le retour sur investissement, comme en Iran ou en Syrie où nous sommes présents dans cinq hôpitaux et où nous évoluons vers du conseil et de la formation en hygiène, c'est extrêmement valorisant pour moi et pour mon équipe.

Soins à domicile

De nouvelles positions en Europe

À travers son activité de soins à domicile qui a fêté en 2006 ses vingt ans d'existence, Air Liquide accompagne plus de 300 000 patients traités chez eux principalement pour insuffisance respiratoire, apnée du sommeil* ou diabète. Ce chiffre a été multiplié par cinq en dix ans et la tendance est toujours à la hausse. En effet, les soins à domicile progressent régulièrement dans les pays développés car ils sont moins onéreux pour la collectivité qu'une hospitalisation et permettent au patient d'être traité dans des conditions plus agréables. Les systèmes de santé évoluent donc peu à peu vers une meilleure prise en charge des soins à domicile.

La majorité des prestations d'Air Liquide est conduite sous les marques VitalAire, Orkyn'et Medicasa. Elle inclut la fourniture d'oxygène et les matériels adaptés pour l'assistance respiratoire (oxygénothérapie*, ventilation, aérosolthérapie*...) ou le traitement de l'apnée du sommeil. Air Liquide met également des pompes à insuline à disposition des patients diabétiques et étend son offre à la perfusion ambulatoire et à la nutrition entérale*. Le volet services est particulièrement important : rapidité d'intervention, service d'urgence 24 heures sur 24, gestion du dossier administratif, formation du patient et de son entourage, liens avec les intervenants médicaux, paramédicaux et les services administratifs.

Sur ce marché dynamique qui bénéficie de l'évolution de la pyramide des âges, Air Liquide a poursuivi en 2006 sa stratégie de croissance, notamment en Europe, où il est numéro un. En Allemagne, pays où la progression des soins à domicile est très forte, le Groupe a conforté sa position en rachetant la société Nord Service Projects (NSP), près de Hambourg, dans la foulée des deux acquisitions opérées en 2005 (Rubel, Zuther & Hautman). Il s'est également renforcé sur le marché suédois en acquérant la société Aiolos Medical à Karlstad, à l'ouest de Stockholm. L'est de l'Europe intéresse aussi le Groupe : il a amorcé une activité de soins à domicile en Pologne autour de Varsovie.

Au Japon, Air Liquide a poursuivi son développement dans les soins à domicile, en s'appuyant notamment sur la société Toray Medical, acquise en 2005.


DÉVELOPPEMENT DURABLE

INNOVATION

HOMES
L'informatique mobile au service des soins à domicile

Homes est un outil portable d'échange de données qui améliore l'efficacité du service des soins à domicile d'Air Liquide. Ce mini terminal informatique est destiné aux techniciens, conseillers médico-techniques et livreurs du Groupe, qui visitent les patients à leur domicile. Il leur permet de gagner en rapidité et en fiabilité dans la transmission des informations techniques. Outre la réduction du nombre d'erreurs liées à la saisie manuscrite, Homes leur donne accès en temps réel à toute information utile sur la situation du patient ou son traitement. Il permet également une certaine standardisation, par exemple pour la maintenance du matériel médical. Au bout du compte, ce système améliore la compétitivité de l'activité de soins à domicile d'Air Liquide tout en ouvrant la porte au développement de nouveaux services source de valeur ajoutée. Homes a été distingué en 2006 lors de la Journée de l'innovation Air Liquide. Il est aujourd'hui opérationnel en Espagne et en Australie et son déploiement international est en cours.



FORMATION

Partenariat avec la Croix-Rouge française

Le métier des soins à domicile étant relativement récent, il n'existe pas encore en France de formation spécifique. Conscient de ce manque, Orkyn' a pris les devants dès 2000 en élaborant un programme de formation avec la Croix-Rouge française pour délivrer un diplôme de conseiller médico-technique. Les 450 heures de formation réparties sur 18 mois mettent l'accent sur les compétences liées à la communication, au conseil et à la prise en compte de l'environnement du malade dans son ensemble. Sont également abordés les aspects réglementaires, économiques et de santé publique. Ce diplôme, actuellement en phase de certification professionnelle, devrait être prochainement reconnu par l'État. Ce sera le premier diplôme officiel dans le domaine des soins à domicile en France.

Un métier de plus en plus exigeant

Le développement des soins à domicile s'accompagne d'une exigence accrue de professionnalisation des personnels. Dans de nombreux pays, les autorités de santé mettent progressivement en place un cadre réglementaire qui précise les qualifications requises pour les différents intervenants. Le Canada est particulièrement en pointe dans ce domaine puisque les métiers de services et de technologie à domicile font l'objet depuis longtemps d'un diplôme d'État. L'Allemagne exige un niveau de connaissance et de qualification précis pour la ventilation à domicile. En France, depuis 2006, les prestations à domicile liées au traitement du diabète doivent être réalisées par du personnel médical de type infirmier. Air Liquide est très en avance sur ce thème de la qualification, comme l'illustre la formation mise en place en France avec la Croix-Rouge.

Autre tendance qui se précise dans plusieurs pays d'Europe, l'hospitalisation à domicile commence à s'ouvrir aux opérateurs privés. Jusqu'alors, ce service était uniquement du ressort de l'hôpital : le patient était suivi chez lui par une équipe médicale de l'établissement. En Espagne et en Italie, Air Liquide est partie prenante d'expériences d'externalisation de ce service au secteur privé. C'est un marché appelé à se développer.


VitalAire
転倒! それはあなた自身で
未然に防ぐことができます。
SALT

La sécurité est une priorité dans les soins à domicile comme dans toutes les autres entités du Groupe. Les progrès ont été sensibles ces dernières années. Partout dans le monde, les campagnes de sensibilisation s'articulent autour du message suivant : "Prenez soin de vous comme vous prenez soin des patients". Exemple : cette affiche diffusée au Japon.

Assurer la circulation de l'information

Le suivi des patients à domicile implique l'intervention de plusieurs acteurs : médecins prescripteurs, équipes Air Liquide, organismes de santé etc. La circulation et le traitement de l'information sont essentiels à la qualité du service. C'est dans cette optique que s'inscrit VitalWeb, un nouvel outil développé par VitalAire en France à destination des prescripteurs. Il s'agit d'un système informatisé qui leur permet d'accéder aux données techniques de suivi de leurs patients recueillies par Air Liquide : paramètres liés aux équipements, rapports de maintenance, suivi du respect du traitement etc. Les médecins peuvent ainsi consulter le dossier de leur patient à tout moment, en particulier lors de la visite. Ce service répond à une attente forte du corps médical.

Un concentré d'innovation
et de technologies

Un large éventail
d'excipients et de tensio-actifs

Présent partout, même là où [illegible] attendez pas

Autour des gaz

Les compétences technologiques développées par Air Liquide autour du métier des gaz se concrétisent dans des activités complémentaires : ingénierie, systèmes cryogéniques sophistiqués, activité spatiale, pile à combustible, soudage, plongée sous-marine, chimie de spécialités…
Toutes mettent en œuvre une expertise de pointe.


1 321
millions d'euros
de chiffre d'affaires

Aéronautique et spatial

Des avions de ligne à la fusée Ariane



Air Liquide est engagé dans l'aventure spatiale européenne depuis ses débuts, il y a plus de quarante ans. Plusieurs entités du Groupe sont plus particulièrement impliquées dans cette activité. En Guyane, une structure est dédiée au pas de tir de Kourou, d'où est lancée la fusée européenne Ariane 5 avec la fourniture de l'ensemble des gaz et services associés. Aux Mureaux, près de Paris, la filiale Cryospace (55 % Air Liquide et 45 % Astrium) conçoit, développe et fabrique les réservoirs de l'étage principal du lanceur qui contiennent près de 160 tonnes d'hydrogène et d'oxygène liquides. Près de Grenoble, en France, la Division des Techniques Avancées du Groupe (DTA) construit les réservoirs d'oxygène de l'étage supérieur cryotechnique du nouveau lanceur Ariane 5 ECA, plus puissant, qui est entré en phase opérationnelle en 2006.

Dans le domaine aéronautique, Air Liquide développe une expertise de pointe qui se traduit notamment dans des systèmes embarqués de production d'oxygène (OBOGS) et d'azote (OBIGGS). Les générateurs OBIGGS, fondés sur une technologie membrane*, sont destinés à l'inertage des réservoirs de carburant. Ils rencontrent un succès grandissant, comme en témoignent les contrats remportés en 2006, en particulier en Espagne, en Italie et en Inde. Le générateur d'oxygène OBOGS, qui fait appel à une technologie d'adsorption*, est proposé par Airbus aux compagnies aériennes pour l'alimentation des masques à oxygène de l'A380.

Chimie de spécialités

Une activité tirée par la cosmétique et la pharmacie

SEPPIC, filiale d'Air Liquide, conçoit et fabrique des produits tensioactifs pour la cosmétique, la pharmacie et pour des usages industriels particuliers. Cette activité, qui la place parmi les principaux acteurs mondiaux du secteur, enregistre une solide croissance, en particulier dans le domaine des composants cosmétiques et des adjuvants de vaccins vétérinaires. La forte demande dans ce dernier domaine en Asie a conduit SEPPIC à décider de la construction d'une unité de production à Shanghai qui sera opérationnelle courant 2007.

En 2006, le site de Castres, dans le Sud de la France, a terminé la mutation industrielle qu'il avait amorcée en 2003 pour abaisser le niveau de risque de cette unité aujourd'hui entourée de zones d'habitation. Les productions à base d'oxydes d'éthylène et de propylène ont été transférées sur une nouvelle unité au cœur de la plate-forme pétrochimique d'Anvers, en Belgique. Le site de Castres s'oriente désormais vers des fabrications à base de matières premières renouvelables d'origine naturelle (glucose notamment). Ce projet ambitieux, réalisé en étroite collaboration avec les partenaires locaux, traduit la volonté d'Air Liquide de mieux protéger l'environnement.

Cryogénie

Les très basses températures au service de la science

Air Liquide, via sa Division des Techniques Avancées, est un spécialiste reconnu dans le domaine du froid extrême, qui permet par exemple aux chercheurs de conduire des travaux toujours plus pointus sur la connaissance de la matière. Les solutions cryogéniques qu'il développe, utilisant en particulier l'hélium, l'hydrogène ou l'azote, sont utilisées dans de nombreux domaines scientifiques et techniques. Le gigantesque système de distribution d'hélium liquide qu'il a livré au CERN*, à Genève, fin 2006, est unique au monde. Il permettra de franchir un nouveau pas dans la physique des particules et de faire avancer la recherche sur l'ori-

gine de l'univers. Les applications de la cryogénie des très basses températures sont également nombreuses dans le spatial. Le Groupe a ainsi conçu et réalisé les systèmes de refroidissement des détecteurs infrarouges embarqués à bord des satellites européens d'observation de l'espace Herschel et Planck qui seront lancés courant 2007. Il a également réalisé le cœur cryogénique du réfrigérateur Melfi, qui fonctionne depuis l'été 2006 dans la Station spatiale internationale et sert à préserver des échantillons biologiques.

Hydrogène énergie et pile à combustible*

Une démarche axée sur le développement durable

Depuis plusieurs années, Air Liquide met son expertise hydrogène au service de la recherche de solutions énergétiques propres fondées sur la pile à combustible, une action qui s'inscrit pleinement dans sa démarche de développement durable. Il participe à de nombreux projets portant sur les transports en Europe et en Amérique du Nord, sur les aspects stockage de l'hydrogène, alimentation des véhicules (stations-services) et pile à combustible. Avec sa filiale Axane, spécialisée dans la pile à combustible, Air Liquide est le leader du projet européen Hychain-Minitrans qui consiste en un test grandeur nature de 158 véhicules fonctionnant à l'hydrogène dans quatre régions d'Europe.


DÉVELOPPEMENT
DURABLE

Un véritable défi

Jeffrey N. Williams, astronaute de la NASA, introduit des échantillons biologiques dans le cryoréfrigérateur MELFI. Le 4 juillet 2006, MELFI a été embarqué à bord de la navette Discovery pour rejoindre son port d'attache, la Station Spatiale Internationale dans laquelle il était opérationnel dès le 19 juillet. Il s'agit d'un cryoréfrigérateur visant à conserver jusqu'à – 95 °C des échantillons biologiques et divers prélèvements scientifiques ou résultats d'expériences avant leur retour sur Terre. Air Liquide a conçu et développé la turbomachine de production de froid qui constitue la partie dynamique de MELFI.
Les spécialistes du Groupe ont relevé un véritable défi pour concentrer dans un tout petit volume des équipements que l'on trouve habituellement dans des installations industrielles, tout en assurant le haut degré de fiabilité et de sécurité requis pour les vols habités.



ENVIRONNEMENT

Pile à hydrogène

En matière d'installations fixes fondées sur la pile à combustible, Air Liquide et Axane ont poursuivi le déploiement de systèmes pour alimenter en énergie des relais de téléphonie mobile. Après une première référence en Grèce en 2005, le Groupe a remporté un nouveau succès dans ce domaine en Espagne en 2006 avec Telefonica. D'autres projets sont en cours, notamment au Canada.


TOPTIG

La nouvelle torche TopTig a remporté un grand succès en 2006 en Europe et au Japon.

Plongée

Des équipements de plongée à la pointe de la technologie

À travers sa filiale Aqua Lung International, Air Liquide propose une vaste gamme d'équipements et de produits destinés à la plongée sportive et de loisir, à la plongée militaire et professionnelle, et à la natation. Aqua Lung International est le premier fabricant au monde de matériel de plongée. Il doit sa place de leader à une politique de produits de qualité, basée sur l'expertise de ses centres de recherche et développement et de ses sites de production. Aqua Lung International s'appuie sur un réseau de distribution particulièrement étendu et efficace, centré sur une dizaine d'entités localisées en Europe, en Amérique du Nord et au Japon, et qui compte une cinquantaine de distributeurs dans les autres pays. 2006 a été marquée par une croissance des activités natation et plongée militaire. Cela se traduit par une hausse globale de chiffre d'affaires qui renforce le leadership d'Aqua Lung. Les marchés américains et russes ont enregistré les plus belles progressions.



Aqua Lung, des équipements de plongée développés pour s'adapter à la morphologie féminine et masculine, avec comme soucis la sécurité et le confort des plongeurs.

Ingénierie

Très forte activité en 2006

L'ingénierie d'Air Liquide emploie 1 400 personnes dans cinq centres répartis dans le monde : France, États-Unis, Japon, Chine et Inde. Ces équipes conçoivent et réalisent des unités de production pour le Groupe et ses clients tiers, améliorant en permanence les technologies de production pour accroître l'efficacité et la fiabilité des unités. L'ingénierie a connu une très forte activité en 2006 : de nombreuses unités ont été mises en service dans le monde, en particulier pour produire des gaz de l'air et de l'hydrogène. Trois grosses unités hydrogène destinées au secteur de l'énergie ont démarré en 2006 aux États-Unis (Bayport, Texas), en France (près de Marseille) et en Italie (Priolo, Sicile). Par ailleurs, un grand nombre de contrats ont été signés, notamment en gaz de l'air dans les économies émergentes (Chine, est de l'Europe, Moyen-Orient, Amérique latine). En hydrogène, les nouveaux succès remportés par la Grande Industrie vont impliquer la construction de trois très grandes unités en Californie, en Belgique et au Portugal.

Soudage-coupage

De nouveaux marchés liés à l'énergie

L'activité soudage-coupage d'Air Liquide est regroupée sous la bannière d'Air Liquide Welding. Elle se concentre sur la fabrication et la commercialisation d'équipements (postes de soudage, machines de coupage des métaux...) et de consommables (fils fourrés, électrodes enrobées, flux...). La forte croissance du secteur de l'énergie se traduit par une augmentation sensible de la demande en consommables de soudage. Air Liquide Welding a développé une gamme complète de solutions pour les nouvelles conduites cryogéniques servant à transporter le gaz de pétrole liquéfié. Il a aussi lancé des solutions innovantes pour les plates-formes offshore, en particulier pour le soudage d'aciers à haute limite élastique, et à destination de l'industrie nucléaire pour la fabrication des dernières générations de containers de stockage de déchets radioactifs.

2006 a aussi été l'année du déploiement international de TopTig, un système de torche qui améliore sensiblement la qualité de soudage des tôles fines en éliminant les projections et en générant des soudures très lisses. Autre fait marquant de l'année : les nouvelles gammes de postes de soudage Digi@wave et Citowave, lancées en 2005, ont reçu un Janus de l'industrie, prix décerné par l'Institut Français du Design.

Côté marques, le portefeuille a été recentré autour de cinq marques commerciales au lieu de 15 précédemment. Trois sont destinées aux marchés industriels : SAF-FRO, Oerlikon, Cemont. Une quatrième marque, Weldline, a trait à l'environnement du soudeur (gants, protections individuelles...), la dernière s'adresse au grand public : Weldteam.



ENTRETIEN AVEC Chantal Amalric

Responsable du pôle de recherche Hygiène et Soins – Seppic

En quoi consiste votre travail ?
J'anime une équipe de 17 chercheurs qui développent et testent des composants utilisés dans l'industrie cosmétique. Nous sommes spécialisés dans les produits d'hygiène et de soin de la peau, un domaine extrêmement pointu. Depuis quelques années, nous concentrons nos travaux sur des ingrédients et compositions hautement spécifiques, à forte valeur ajoutée et protégés par des brevets.

Comment identifiez-vous les besoins de vos clients ?
Par exemple en les invitant régulièrement sur notre site pour travailler ensemble. Cette proximité facilite les échanges, c'est à la fois très intéressant et stimulant. Mais bien que la France reste leader en cosmétique, nos clients sont de plus en plus internationaux. Nous avons donc ouvert des centres de formation en cosmétique aux États-Unis et en Chine. Ce sont des lieux d'accueil, de conseil et de support technique pour accompagner nos clients dans le développement de leurs nouveaux produits.

Qu'est-ce qui vous motive le plus ?
D'abord le travail d'équipe. Nous collaborons étroitement avec nos clients, nos commerciaux, d'autres chercheurs et les équipes de production. Au final, quand on se retrouve dans un magasin de produits de beauté, c'est très enthousiasmant de prendre un article et de voir le nom de notre produit dans la liste des composants !

Compte de résultat consolidé

Exercice clos le 31 décembre

En millions d'euros	2005	2006
Chiffre d'affaires	**10434,8**	**10948,7**
Achats	(3945,5)	(4240,6)
Charges de personnel	(1856,4)	(1939,5)
Autres produits et charges d'exploitation	(2218,0)	(2201,2)
Résultat opérationnel courant avant amortissements	**2414,9**	**2567,4**
Dotations aux amortissements	(897,3)	(908,2)
Résultat opérationnel courant	**1517,6**	**1659,2**
Autres produits et charges opérationnels	(44,8)	2,6
Résultat opérationnel	**1472,8**	**1661,8**
Coût de l'endettement financier net	(163,1)	(155,4)
Autres produits et charges financiers	(49,1)	(42,2)
Charge d'impôt	(370,7)	(419,8)
Quote-part du résultat net des sociétés mises en équivalence	36,5	27,7
Résultat net avant résultat des activités abandonnées ou en cours de cession	**926,4**	**1072,1**
Résultat net d'impôt des activités abandonnées ou en cours de cession	80,6	
Résultat net	**1007,0**	**1072,1**
Intérêts minoritaires	73,6	69,8
Part du Groupe	**933,4**	**1002,3**
Résultat net par action (en euros)	**7,86**	**8,35**
Résultat net dilué par action (en euros)	**7,82**	**8,28**

Les notes aux états financiers sont disponibles dans le deuxième tome du Document de Référence.

Bilan consolidé

Exercice clos le 31 décembre

En millions d'euros	2005	2006
ACTIFS		
Actifs non courants	**11 200,6**	**10 973,6**
Écarts d'acquisition	2 646,1	2 614,7
Autres immobilisations incorporelles	386,0	367,2
Immobilisations corporelles	8 168,5	7 991,7
Autres actifs non courants	**872,1**	**814,2**
Actifs financiers non courants	294,1	240,6
Titres mis en équivalence	166,1	171,4
Impôts différés actif	411,9	402,2
Total des actifs non courants	**12 072,7**	**11 787,8**
Actifs courants	**4 215,7**	**4 507,5**
Stocks et en-cours	653,8	694,3
Clients	2 429,7	2 490,7
Autres actifs courants	429,6	358,4
Impôt courant actif	38,3	34,1
Instruments dérivés actif	66,1	32,5
Trésorerie et équivalents de trésorerie	598,2	897,5
Total des actifs	**16 288,4**	**16 295,3**

En millions d'euros	2005	2006
PASSIFS		
Capitaux propres du Groupe	**5 930,5**	**6 285,8**
Capital	1 204,9	1 332,6
Primes	147,6	75,3
Réserves	3 719,0	4 004,1
Actions propres	(74,4)	(128,5)
Résultat net – Part du Groupe	933,4	1 002,3
Intérêts minoritaires	**278,2**	**281,0**
Total des capitaux propres	**6 208,7**	**6 566,8**
Passifs non courants	**6 943,9**	**6 470,5**
Provisions et avantages du personnel	1 648,8	1 505,1
Impôts différés passif	1 149,4	1 130,5
Emprunts et dettes financières non courantes	3 978,4	3 674,9
Autres passifs non courants	167,3	160,0
Passifs courants	**3 135,8**	**3 258,0**
Provisions et avantages au personnel	155,4	122,9
Fournisseurs	1 280,7	1 330,8
Autres passifs courants	1 011,1	965,8
Impôt à payer	192,0	142,2
Dettes financières courantes	417,7	668,6
Instruments dérivés passif	78,9	27,7
Total des passifs et des capitaux propres	**16 288,4**	**16 295,3**

Tableau des flux de trésorerie

Exercice clos le 31 décembre

En millions d'euros	2005	2006
Capacité d'autofinancement avant variation du besoin en fonds de roulement	**1 804,8**	**1 889,3**
Variation du besoin en fonds de roulement	5,2	(108,8)
Autres éléments	(89,9)	(13,8)
Flux net de trésorerie généré par les activités opérationnelles	**1 720,1**	**1 766,7**
Opérations d'investissements		
Acquisitions d'immobilisations corporelles et incorporelles	(975,2)	(1 128,2)
Acquisitions d'immobilisations financières	(76,2)	(72,3)
Produits de cessions d'immobilisations corporelles et incorporelles	91,3	102,7
Produits de cessions d'immobilisations financières	26,7	2,1
Produits de cessions des activités désinvesties	162,8	
Flux net de trésorerie lié aux opérations d'investissement	**(770,6)**	**(1 095,7)**
Opérations de financement		
Distribution		
– L'Air Liquide S.A.	(391,1)	(432,0)
– Minoritaires	(84,8)	(47,1)
Augmentation de capital en numéraire	78,4	108,1
Achats de titres propres	(59,8)	(131,1)
Variation des dettes financières	(635,0)	64,2
Flux net de trésorerie lié aux opérations de financement	**(1 092,3)**	**(437,9)**
Incidences des variations monétaires et du périmètre	1,8	28,5
Variation de la trésorerie nette	**(141,0)**	**261,6**
Trésorerie nette au début de l'exercice	**700,4**	**559,4**
Trésorerie nette à la fin de la période	**559,4**	**821,0**

Détermination de l'endettement net

Exercice clos le 31 décembre

En millions d'euros	2005	2006
Emprunts et dettes financières non courantes	(3 978,4)	(3 674,9)
Dettes financières courantes	(417,7)	(668,6)
Total endettement brut	**(4 396,1)**	**(4 343,5)**
Trésorerie et équivalent trésorerie	**598,2**	**897,5**
Instruments dérivés (actif) – couverture de juste valeur des emprunts et dettes financières	58,1	
Instruments dérivés (passif) – couverture de juste valeur des emprunts et dettes financières		(0,6)
Endettement net à la fin de la période	**(3 739,8)**	**(3 446,6)**

Tableau d'analyse de la variation de l'endettement net

Exercice clos le 31 décembre

En millions d'euros	2005	2006
Endettement net au début de l'exercice	**(4 012,5)**	**(3 739,8)**
Flux net de trésorerie généré par les activités opérationnelles	1 720,1	1 766,7
Flux net de trésorerie lié aux opérations d'investissement	(770,6)	(1 095,7)
Flux net de trésorerie généré par les opérations de financement, avant variation des emprunts	(457,3)	(502,1)
Incidence des variations monétaires et de l'endettement net d'ouverture des sociétés nouvellement intégrées et autres	(219,5)	124,3
Variation de l'endettement net	**272,7**	**293,2**
Endettement net à la fin de la période	**(3 739,8)**	**(3 446,6)**

Lexique activités

Adsorption
Rétention à la surface d'un solide appelé adsorbant, de molécules de gaz.
Ce procédé est mis en œuvre dans la séparation ou la purification des gaz.

■ Acier à haute teneur limite élastique
Acier de très haute résistance.

■ Aérosolthérapie
Traitement par inhalation de médicaments sous forme de particules très fines mélangées à un gaz respirable.

■ Apnée du sommeil
L'apnée du sommeil est un arrêt temporaire de la respiration, chez le sujet endormi. C'est l'un des troubles du sommeil les plus fréquents qui toucherait 2 à 4 % de la population adulte et aujourd'hui dans le monde plus de 100 000 patients sont appareillés par Air Liquide.

BPCO
Les patients atteints de BPCO (Broncho-Pneumopathie Chronique Obstructive), aussi appelée "maladie du fumeur", ont une impossibilité à respirer correctement et des difficultés à oxygéner leur organisme.

CERN
Le CERN est l'Organisation européenne pour la recherche nucléaire. C'est un laboratoire où les scientifiques viennent explorer les constituants de la matière et les forces qui assurent sa cohésion. Il est situé de part et d'autre de la frontière franco-suisse, près de Genève.

■ CO_2
Combinaison de carbone et d'oxygène, le CO_2 est appelé aussi gaz carbonique ou dioxyde de carbone. Il est issu de la respiration des êtres vivants et des procédés de combustion ou de fermentation. Le CO_2 est présent en faible quantité dans l'atmosphère qui en contient approximativement 0,035 %. Son impact sur l'effet de serre le place au cœur de la problématique de l'environnement.

■ Cogénération
Production simultanée de vapeur et d'électricité. Ce procédé permet une meilleure utilisation de l'énergie primaire et une réduction de la pollution atmosphérique, notamment par une diminution des émissions de gaz carbonique (CO_2).

■ Cryoconservation
Conservation à très basse température de produits le plus souvent biologiques dans des fluides cryogéniques comme l'azote liquide.

Effet de serre
Comme une serre, l'atmosphère laisse passer les rayons solaires. Chauffée par eux, la Terre réémet des radiations infrarouges. Certaines de ces radiations infrarouges retraversent l'atmosphère, mais une partie est renvoyée vers la Terre par certains gaz dits à effet de serre présents dans l'atmosphère. Parmi les gaz à effet de serre, le principal est le gaz carbonique (CO_2).
Le renvoi des radiations infrarouges vers la Terre permet de maintenir la température de la surface de la planète.
Les scientifiques sont de plus en plus nombreux à considérer que le réchauffement actuel de la planète est probablement dû à l'augmentation de la concentration des gaz à effet de serre.

■ Euro 5
Les normes d'émission Euro sont des normes européennes qui fixent les limites maximales de rejets de polluants pour les véhicules. Il s'agit d'un ensemble de normes de plus en plus strictes s'appliquant aux véhicules neufs. Son objectif est de limiter la pollution atmosphérique due au transport. La norme Euro 0 concernait les véhicules mis en service en 1988, la norme Euro 5 concerne les véhicules mis en service en 2009.

■ Expert/Senior Expert/Fellow
Le Groupe a mis en place un système formel de reconnaissance de ses techniciens et ingénieurs appelé « Technical Carreer Ladder » (« Échelle des carrières techniques »).
Ce système comporte quatre niveaux de reconnaissance dans l'expertise : Expert, Senior Expert, Fellow, Senior Fellow.

Fab
Usine de fabrication de semi-conducteurs.

Gaz rares
Ce sont des produits naturels, inertes, issus de l'air ambiant où ils sont présents en faibles quantités : argon (0,9 % dans l'air), néon (0,002 %), krypton (0,0001 %), xénon (0,00001 %).

■ Gaz de synthèse ou syngas
Le gaz de synthèse (syngas) est un mélange issu des réformeurs de gaz naturel ou d'un dérivé pétrolier appelé naphta. C'est un mélange d'hydrogène, de monoxyde de carbone et de gaz carbonique, en proportions variables suivant le procédé utilisé. Il n'est généralement pas utilisable tel quel mais, après épuration, il conduit à la production d'hydrogène et/ou de monoxyde de carbone Les clients servis sont des chimistes ou des raffineurs.

■ **Gaz spéciaux pour l'électronique**
Les gaz spéciaux (silane, arsine…) ou gaz de procédé interviennent à chaque étape du processus de fabrication des plaques de silicium (wafers) en permettant de réaliser des dépôts à l'échelle moléculaire.

■ **Gaz vecteurs**
Les gaz vecteurs (azote, oxygène, hydrogène…) servent à véhiculer et à diluer les gaz de procédé ou à protéger les semi-conducteurs des infimes particules de poussières.

Know-AL
Programme ayant pour objectif de mobiliser des collaborateurs expérimentés pour les mettre à la disposition d'une filiale du Groupe dans le cadre d'un besoin spécifique pour une durée de un à six mois.

Membrane
Par un phénomène comparable à la filtration d'un liquide à travers un tissu, la perméation d'un mélange de gaz à travers une membrane, constituée généralement d'un matériau polymère, permet une séparation de ces gaz. C'est ainsi que l'on peut notamment récupérer par perméation l'hydrogène présent dans les rejets gazeux d'une raffinerie.

NO_x
Les oxydes d'azote sont parmi les polluants à l'origine des pluies acides. Ils font partie de la pollution automobile et sont aussi produits lors de toutes les combustions à haute température utilisant l'air. En effet, l'air est composé principalement d'oxygène et d'azote qui peuvent se combiner pour former ces oxydes d'azote. Le remplacement de l'air par de l'oxygène évite la présence d'azote et donc la formation de ces oxydes.

■ **Nutrition entérale**
La nutrition entérale consiste en l'apport de nutriments dans le tube digestif par l'intermédiaire d'une sonde, de façon à couvrir les besoins nutritionnels quotidiens ou à lutter contre une dénutrition.

On-site
Unité de production de gaz industriels ou médicaux installée sur le site des clients mais exploitée par Air Liquide.

■ **Oxygénothérapie**
L'oxygénothérapie est un traitement qui apporte à l'organisme un complément d'oxygène, pour les personnes souffrant d'insuffisance respiratoire.

Pile à combustible
C'est un équipement qui, à partir d'hydrocarbure ou d'hydrogène ,d'une part, et généralement d'oxygène, d'autre part, permet de produire de l'électricité. Quand elle est directement alimentée en hydrogène, la pile produit de l'électricité en ne dégageant que de l'eau.

■ **Plasma**
Milieu gazeux dans un état excité. C'est le quatrième état de la matière, après le solide, le liquide et le gaz. Il existe en général à très haute température (plusieurs dizaines de milliers de degrés) et il est généré par l'action d'une décharge électrique dans un gaz.

■ **Précurseurs avancés**
Dans le domaine de la fabrication des semi-conducteurs, l'introduction de nouveaux matériaux comme le tantale ou l'hafnium permet de fabriquer des puces toujours plus petites et plus puissantes. Pour intégrer ces matériaux dans les puces de dernière génération, Air Liquide met à la disposition de ses clients de nouvelles molécules, dites précurseurs avancés, qui se présentent généralement à l'état liquide et qui apportent sur les plaques de silicium l'élément actif recherché.

Tensioactif
Un tensioactif est un produit chimique ayant la propriété de s'associer à la fois avec un corps gras et avec de l'eau. Il permet ainsi de réaliser une très grande variété de mélange de corps gras dans l'eau. Le savon est le plus commun des tensioactifs. Les tensioactifs ont de très nombreuses applications dans l'industrie, la cosmétique et la santé.

■ **TGCM**
Le TGCM (Total Gas and Chemical Management) est une prestation de services portant sur les gaz et les produits chimiques liquides, en amont de la production des semi-conducteurs (approvisionnement, contrôle qualité, mesure, maintenance) et en aval (recyclage des gaz et des déchets…).

■ **TGM**
Le TGM (Total Gas Management) est une prestation identique au TGCM, mais limitée aux produits gaz.

■ **Trempe gazeuse**
La « trempe » classique consiste à plonger une pièce métallique portée à haute température dans de l'huile pour modifier ses caractéristiques mécaniques. Cette opération nécessite ensuite le lavage des pièces et le recyclage de l'huile – la « trempe gazeuse » à l'azote est une possibilité écologiquement intéressante, car elle permet d'éviter ces opérations de lavage et de recyclage.

Wafer
Plaque de silicium découpée dans une barre de silicium de 150, 200 ou 300 mm de diamètre, et utilisée comme support des semi-conducteurs.

Lexique financier

Action

Titre négociable représentant une fraction du capital de la société. L'action donne à son titulaire, l'actionnaire, le titre d'associé et lui confère certains droits.

■ AMF (Autorité des Marchés Financiers)

Ses missions comprennent la fixation des règles de fonctionnement et de déontologie des marchés, la surveillance des marchés et la protection des investisseurs et actionnaires.

■ Attribution d'actions gratuites

Opération par laquelle la société crée des actions nouvelles en incorporant dans le capital des résultats non distribués et les attribue gratuitement aux actionnaires en proportion des titres déjà détenus. Air Liquide a régulièrement procédé à de telles attributions dans le passé.

CAC 40 (Cotation Assistée en Continu)

Indice boursier pondéré par la capitalisation flottante, mesurant l'évolution d'un échantillon des 40 valeurs les plus actives, selon les critères de taille et de liquidité, cotées sur les marchés réglementés d'Euronext à Paris.

■ Capacité d'autofinancement ou autofinancement

Flux de trésorerie dégagé par l'exploitation industrielle de la société et destiné à être réinvesti ou à être distribué aux actionnaires (dividendes). Ce flux correspond globalement à la somme des résultats après impôts, augmentée des amortissements et des intérêts minoritaires.

■ Capitalisation boursière

Valeur donnée par le marché à une société, à un instant donné. Cette valeur est égale au cours de bourse multiplié par le nombre d'actions.

■ Capitaux utilisés

Capitaux du bilan, correspondant aux ressources financières mobilisées par l'entreprise pour assurer son développement. Ils représentent la somme des capitaux propres, des intérêts minoritaires et de l'endettement net.

■ Club d'investissement

Groupe de 5 à 20 personnes gérant collectivement un portefeuille de valeurs mobilières alimenté par des versements réguliers. Les revenus et les plus-values réalisés sont partagés entre les membres.

■ Cours ajusté

Cours d'une action tenant compte des opérations ayant modifié le montant du capital (création d'actions nouvelles, division du titre...). L'ajustement permet la comparaison de l'évolution des cours dans le temps.

Dividende

Part du bénéfice net de la société distribuée aux actionnaires. Son montant est voté par les actionnaires en Assemblée Générale, après approbation des comptes annuels et de l'affectation du résultat proposé par le Conseil d'Administration.

■ Dividende majoré

Dividende majoré de 10 % accordé statutairement aux actionnaires fidèles identifiés détenant des actions au nominatif de manière continue pendant au moins 2 exercices au jour de la distribution.

■ Division du nominal

Division de la valeur nominale d'une action en vue d'en améliorer sa liquidité. La division du nominal conduit, dans les mêmes proportions, à la division de la valeur boursière du titre et à la multiplication du nombre d'actions composant le capital.

■ Droits de garde

Frais prélevés par l'intermédiaire financier pour la tenue du compte-titres. Ils représentent généralement un pourcentage du portefeuille ou un forfait par ligne détenue. Dans le cas d'Air Liquide, le Service actionnaires assure gratuitement la garde des titres inscrits en compte nominatif pur.

■ Droit préférentiel de souscription

Droit négociable permettant à chaque actionnaire, lors d'une augmentation de capital avec droit préférentiel, de souscrire prioritairement un nombre d'actions nouvelles au prorata du nombre d'actions qu'il possède déjà.

Ecart d'acquisition

Différence constatée entre le prix d'acquisition d'une entreprise et la valeur de ses capitaux propres existants à la date d'entrée dans le périmètre du Groupe

■ Euronext Paris

Entreprise de marché qui organise, gère et développe le marché des valeurs mobilières. Elle exerce une fonction de régulation du marché (opérations financières, suivi des sociétés de bourse) par délégation de l'AMF.

Flottant
Partie du capital mise à la disposition du public et donnant lieu à des échanges en bourse. Plus le flottant est grand, plus la liquidité des titres est grande. Le flottant d'Air Liquide est de 100 %.

Fonds propres ou capitaux propres
Capitaux appartenant aux actionnaires comprenant les souscriptions en capital, les bénéfices laissés en réserves et les résultats de la période.

IFRS (International Financial Reporting Standard)
Normes comptables internationales mises en application au 1er janvier 2005 afin de faciliter la comparaison des états financiers des entreprises.

Liquidité
Rapport entre le volume d'actions échangées et le nombre total d'actions composant le capital.

Plus-value
Gain obtenu sur la vente d'un titre, correspondant à l'écart entre sa valeur de cession et sa valeur d'acquisition.

Rendement
Ratio correspondant au rapport entre le dividende par action et le cours de bourse de l'action.

Résultat opérationnel courant
Différence entre le chiffre d'affaires et les coûts liés à la fabrication des produits, à leur distribution, à leur vente et aux amortissements des investissements de l'entreprise. C'est un indicateur de la capacité de l'entreprise à dégager la marge nécessaire à son exploitation et à son développement.

Résultat net
Bénéfice ou perte de l'entreprise obtenu par addition du résultat opérationnel courant, des autres produits et charges opérationnelles, du coût de l'endettement financier net, des autres produits et charges financières, de la quote-part du résultat net des sociétés mises en équivalence, du résultat net d'impôt des activités abandonnées ou en cours de cession et par déduction des impôts sur les sociétés et de la part des minoritaires.

Résultat / bénéfice net par action
Bénéfice net consolidé divisé par le nombre de titres composant le capital.

ROCE (rentabilité des capitaux utilisés)
Ratio correspondant au rapport entre le résultat net hors frais financiers et après impôts et les capitaux utilisés moyens. Il traduit la rentabilité des fonds investis par les actionnaires et de ceux prêtés par le système bancaire et financier.

ROE (rentabilité des fonds propres)
Ratio correspondant au rapport entre le résultat net et les fonds propres. Il représente la rentabilité des fonds investis par les actionnaires.

Valeur nominale
Valeur initiale d'une action fixée dans les statuts de la société. Le capital social de la société est le produit de la valeur nominale de l'action par le nombre d'actions.

En savoir + sur Air Liquide

Depuis l'origine, Air Liquide se développe par l'**innovation**, l'**expansion géographique**, la **créativité** et l'**initiative**.

Plus de **100 ans** d'histoire



1902
Les origines

Création de la Société, née d'une invention, la liquéfaction de l'air et la production d'oxygène avec un rendement considérablement supérieur aux techniques de l'époque, et de la rencontre de deux hommes, Georges Claude, le chercheur insatiable, et Paul Delorme, l'organisateur rigoureux et prévoyant.

1907
Développement international

- Dès son origine, Air Liquide met le cap sur l'international.
- Développement en Europe (1906), au Japon (1907) et au Canada (1911).
- Premiers pas aux États-Unis en 1916, puis en 1986 reprise de Big Three.
- Poursuite de l'expansion en Europe et en Asie.

1913
Les actionnaires

- Rôle essentiel des actionnaires qui ont soutenu le développement de la Société dans les premières années.
- Introduction à la Bourse de Paris le 20 février 1913.
- Naissance d'une relation forte et continue entre Air Liquide et ses actionnaires.
- Création en 1987 du Comité consultatif d'actionnaires.
- Aujourd'hui : 365 000 actionnaires, dont 146 000 au nominatif.

1930
Des gaz au service d'une multitude d'industries

Du soudage à l'environnement, en passant par la plongée, les métaux, la chimie, le spatial, l'alimentaire, l'électronique, le raffinage. .

1970
Une tradition d'inventions

- Création du Centre de recherche Claude-Delorme, dans la région parisienne.
- De nombreuses inventions pour de nouveaux procédés de production et de mise en œuvre de gaz.
- De la bouteille à la cryogénie, en passant par la cogénération, les membranes, la fabrication de gaz de plus en plus purs et de gaz spéciaux pour l'électronique.
- Des appareils de production de gaz de l'air qui prennent aujourd'hui une taille de géant (plus de 4 000 tonnes d'oxygène par jour).

1985
Au service de ses clients

- Des services complets pour les clients de l'Électronique dès 1985.
- Après l'oxygène et l'azote, élargissement de l'offre à l'hydrogène et à la vapeur pour des économies d'énergie et un environnement mieux protégé.
- Une structure en régions mise en place à partir de 1993 à travers le monde pour privilégier la proximité avec le client.
- Implantation d'équipes marchés et grand comptes internationaux.

1995
L'air de la vie

- À l'origine, simple fournisseur d'oxygène en milieu hospitalier.
- Air Liquide devient un vrai spécialiste de la santé.
- Un service complet à l'hôpital.
- Un réseau d'équipes spécialisées dans les soins à domicile.
- Création d'une structure dédiée en 1995 : Air Liquide Santé.
- Développement dans le secteur de l'hygiène.

2002
Un siècle d'aventures

100 ans de conquêtes dans les gaz industriels et médicaux et les services associés : un anniversaire placé sous le signe de l'innovation.



2003
Nouveau siècle, nouvel élan

- Création de Japan Air Gases.
- Acquisition des activités de Messer en Allemagne, au Royaume-Uni et aux États-Unis.
- Développement vers de nouveaux marchés et de nouvelles géographies.

2006
Présence, conquête, innovation

- Montée en puissance de l'hydrogène : plus de 830 millions d'euros de vente.
- Développement par acquisitions dans les soins à domicile, plus de 300 000 patients suivis dans le monde.
- Livraison du plus grand dispositif cryogénique du monde.
- Aujourd'hui, près de 37 000 salariés répartis dans 72 pays.



Air Liquide présent dans 72 pays **à travers le monde**


Europe

Europe occidentale
Allemagne – Autriche – Belgique
France – Grande-Bretagne
Luxembourg – Pays-Bas – Suisse

Europe du Sud
Espagne – Grèce – Italie – Portugal

Europe du Nord
Danemark – Finlande – Norvège – Suède

Europe de l'Est
Bulgarie – Hongrie – Pologne
République tchèque – Roumanie
Russie – Slovaquie – Ukraine


Amériques
Amérique du Nord
Canada – États-Unis
Amérique du Sud
Argentine – Brésil
Chili – Guyane française
Paraguay – Uruguay
Antilles
Guadeloupe – Martinique
Trinité et Tobago
Industriel Marchand
Grande Industrie
Électronique
Santé
Ingénierie
Centre de recherche

Air Liquide présent dans 72 pays à travers le monde



Asie-Pacifique

Pacifique
Australie
Nouvelle-Calédonie
Nouvelle-Zélande
Polynésie

Asie émergente
Chine
Inde

Asie du Sud-Est
Hong Kong
Indonésie
Malaisie
Philippines
Singapour
Thaïlande
Vietnam

Asie du Nord-Est
Corée du Sud
Japon
Taïwan

Afrique et Moyen-Orient

Afrique du Nord et Moyen-Orient
Algérie – Égypte
Koweït – Liban
Maroc – Oman
Qatar – Tunisie

Afrique de l'Ouest et du Centre
Bénin
Burkina Faso
Cameroun
Congo
Côte d'Ivoire
Gabon – Ghana
Mali – Nigeria
Sénégal – Togo

Afrique du Sud et de l'Est
Afrique du Sud
Botswana
Madagascar
La Réunion

☐ Industriel Marchand
☐ Grande Industrie
■ Électronique
☐ Santé
● Ingénierie
▲ Centre de recherche



À quoi servent **nos gaz ?**



Industriel Marchand

Mission : innover en permanence avec nos clients et leur apporter, partout dans le monde, des solutions fiables et de qualité répondant à leurs enjeux clés d'aujourd'hui et de demain, grâce à notre savoir-faire technologique et nos réseaux d'experts et de chercheurs.

□ Automobile & Fabrication
Améliorer la productivité des procédés d'assemblage, intégrer des fonctionnalités nouvelles, et préserver l'environnement des opérateurs.

□ Alimentaire & Pharmacie
Proposer de nouvelles voies de développement tout en offrant, aux producteurs et aux consommateurs de boissons, de produits alimentaires et de médicaments, les garanties de qualité et de traçabilité qu'ils recherchent.

□ Matériaux & Énergie
Réduire les consommations énergétiques de nos clients et optimiser leurs procédés de fabrication par la mise en œuvre de technologies propres.

□ Technologie & Recherche
Contribuer, par l'étendue, la différentiation et la globalisation de notre offre, à l'essor des technologies de demain depuis les centres de recherche jusqu'aux unités industrielles de production.

□ Artisans & Distributeurs
Offrir, partout, des produits qui soient les plus faciles et les plus sûrs à utiliser.



Grande Industrie

Mission : proposer aux grands industriels mondiaux des solutions gaz et énergie pour améliorer l'efficacité de leurs procédés et les aider à mieux respecter l'environnement.

■ Raffinage et gaz naturel
– Une utilisation accrue d'hydrogène par les raffineries pour désulfurer les carburants. L'hydrogène sert aussi au "craquage" des hydrocarbures lourds,
– L'oxygène permet de stimuler certaines unités ou de gazéifier les résidus pétroliers. Il est également nécessaire à la transformation du gaz naturel ou du charbon en carburants ou en méthanol.

■ Chimie
L'industrie chimique consomme de grandes quantités de gaz de l'air, d'hydrogène et de monoxyde de carbone, ce dernier servant à fabriquer des polyuréthanes (mousse) et polycarbonates (CD, DVD…) utilisés dans la vie quotidienne.

■ Métaux
– Amélioration de la productivité et de la performance énergétique des aciéries par l'utilisation d'oxygène, tout en réduisant les émissions dans l'atmosphère.
– Transport du charbon pulvérisé avec de l'azote pour l'alimentation des hauts-fourneaux.
– Fabrication d'acier inoxydable avec notamment de l'argon.



Électronique

Mission : fournir des fluides ultrapurs pour l'industrie des écrans plats et des semi-conducteurs, utilisatrice de technologies toujours plus pointues.

■ **Fluides ultrapurs**
Gaz vecteurs (azote, oxygène, hydrogène, argon, hélium…), gaz spéciaux (silane…), liquides chimiques : les fluides utilisés dans les fabs sont ultrapurs. De nouvelles molécules sont sans cesse en développement.

■ **Gestion des fluides**
Les équipes installées chez les clients prennent en charge la gestion complète des fluides d'un site.

■ **Équipements**
Conception, fabrication et installation des équipements de distribution des fluides.



Santé

Mission : accompagner les patients à l'hôpital et à leur domicile en leur offrant toute une gamme de prestations, de matériels et de services.

□ **Soins à domicile**
Traitement de l'insuffisance respiratoire, de l'apnée du sommeil et du diabète. Maintien à domicile et amélioration du confort de vie des patients atteints notamment de pathologies respiratoires chroniques.

□ **Gaz médicaux**
Les gaz médicaux (protoxyde d'azote, oxygène…) sont des médicaments. Ils permettent de soigner, soulager la douleur, anesthésier, opérer, aider à respirer, conserver les cellules…

□ **Hygiène médicale**
Une large gamme de produits et services de désinfection, de stérilisation pour lutter contre les infections nosocomiales.

□ **Matériel médical respiratoire**
À l'hôpital, en salle de réanimation, au bloc opératoire, en salle de réveil, le matériel médical assure la ventilation des patients.



Autour des gaz

Mission : développer, à partir du métier des gaz, des compétences dans des domaines complémentaires.

□ **Chimie de spécialités**
Produits tensioactifs, notamment pour la pharmacie et la cosmétique.

□ **Équipements et produits de soudage et coupage**
– Gamme complète de matériels (postes de soudage, machines de coupage des métaux) et de produits consommables.
– Solutions d'automatisation et de robotisation.

□ **Ingénierie et construction**
– Conception et construction des unités de production de gaz industriels du Groupe et de clients tiers.
– Développement de nouvelles technologies de production.
– Équipements cryogéniques de pointe, notamment dans les très basses températures.

□ **Plongée**
Équipements et produits pour la plongée professionnelle et sportive.

□ **Spatial et aéronautique**
– Ariane 5 : fabrication des réservoirs cryotechniques, fourniture des gaz et services associés à Kourou en Guyane française.
– Équipements pour les satellites.
– Systèmes embarqués de production de gaz pour l'aéronautique.




Associant potentiel d'innovation et productivité à une présence sur les marchés porteurs, Air Liquide se développe dans de nombreux domaines d'avenir, ce qui en fait une valeur de croissance pour tous ses actionnaires





Direction de la communication

Dominique Maire
Directeur de la communication
Tél. : + 33 (0) 1 40 62 53 56
dominique.maire@airliquide.com

Service actionnaires

Philippe de Saint-Ours
Directeur du Service actionnaires
Tél. : + 33 (0) 1 40 62 53 09
philippe.desaint-ours@airliquide.com

Relations investisseurs

Virginia Jeanson
Aude Rodriguez
Tél. : + 33 (0) 1 40 62 51 50
virginia.jeanson@airliquide.com
aude.rodriguez@airliquide.com

L'Air Liquide

Société anonyme pour l'étude et l'exploitation des procédés Georges CLAUDE au capital de 1 325 557 618 euros

Tous ces documents sont accessibles sur
www.airliquide.com



Le Document de Référence d'Air Liquide est constitué de deux tomes :
- le Rapport annuel et de développement durable 2006,
- le Rapport de gestion, les états financiers, les projets de résolutions et les informations complémentaires.

Le Document de Référence a été déposé auprès de l'Autorité des Marchés Financiers, le 13 avril 2007, conformément à l'article 212-13 de son règlement général. Il pourra être utilisé à l'appui d'une opération financière s'il est complété par une note d'opération visée par l'Autorité des Marchés Financiers.

Air Liquide remercie tous ses actionnaires, clients et collaborateurs qui ont collecté ces clichés ou ont participé aux prises de vue.

Conception et réalisation : Air Liquide, Direction de la communication

EURO RSCG C&O
Tél. : + 33 (0) 1 58 47 93 93 – www.eurorscg.fr

Rédaction : Françoise Lafragette, Adam Cutforth-WorldAppeal

Crédits photo : Advitam ; Robert Allred ; Aker Braila ; Olivier Dauger ; Gamma ; Getty Images ; JSR Photoconcept ; Jong Wook Kim ; Grégoire Korganow ; Langage graphique ; NASA ; Marc Schlossman ; Reperes ; Philippe Stroppa ; Bruno Suet ; Reperes ; Jeremy Sutton-Hibbert ; © Stockbyte ; Tarik El Sakhawi ; Tau Cygni ; Manuel Vasquez ; Grégoire Vieille ; WordAppeal ; Philippe Zamora ; x.



Ce rapport a été imprimé sur « Condat Silk », certification ISO 9001. Label PEFC.
Pour pouvoir garantir au consommateur qu'il achète du bois sans se rendre complice de la déforestation, ce label de certification soumet la gestion forestière à des exigences de gestion durable.

Nous contacter



Siège social
75, quai d'Orsay
75321 Paris Cedex 07
Tél. : + 33 (0) 1 40 62 55 55



N° Vert 0 800 16 61 79
ou + 33 (0) 1 57 05 02 26
depuis l'international



actionnaires@airliquide.com
www.airliquide.com



Pour les ordres de bourse :
Tél. : + 33 (0) 1 40 62 50 82
ou 50 35 ou 52 41
Fax : + 33 (0) 1 40 62 57 50

AIR LIQUIDE™



END